Exhibit 99.12


                                                                        ASML















                                               Statutory Annual Report 2004














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                                    Contents


4        Board of Management
5        Supervisory Board
6        Report of the Supervisory Board
13       Corporate Governance
29       Management Report
46       In Control Statement
49       Statutory Financial Statements
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Board of Management

Eric Meurice (1956)
President, Chief Executive Officer and Chairman of the Board of Management
Appointed in 2004
French nationality


Peter T.F.M. Wennink (1957)
Executive Vice President and Chief Financial Officer
Appointed in 1999
Dutch nationality


Martin A. van den Brink (1957)
Executive Vice President Marketing & Technology
Appointed in 1999
Dutch nationality


David P. Chavoustie (1943)
Executive Vice President Sales
Appointed in 2000
U.S. nationality


Stuart K. McIntosh (1944)
Executive Vice President Operations
Appointed in 2001
British nationality
Retired January 3, 2005



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Supervisory Board

Henk Bodt (1938)
(Chairman)
Former Executive Vice President of Royal Philips
Electronics N.V.
Dutch nationality
Gender: male
First appointed 1995
Current term until 2007
Additional functions:
o  Member of the Supervisory Board of:
   - DSM N.V.
   - Delft Instruments N.V.
   - Neo-Post SA

Jan A. Dekker (1939)
Former Chief Executive Officer of TNO
Dutch nationality
Gender: male
First appointed 1997
Current term until 2006
Additional functions:
o  Member of the Supervisory Board of:
   - Gamma Holding N.V.
   - Koninklijke BAM N.V.
o  President of the Royal Institute of Engineers
   (KIVI NIRIA)
o  President of EARTO

Peter H. Grassmann (1939)
Former President and Chief Executive Officer of
Carl Zeiss
German nationality
Gender: male
First appointed 1996
Current term until 2006
Additional functions:
o  Member of the Supervisory Board of:
   - Gambro BV
   - Aradex AG
   - Febit AG
   - IONITY AG
o  Member of the Senate of the Max-Planck-Society
o  Member of the Advisory Board of EQT Private Equity
   Funds GmbH

Michael J. Attardo (1941)
Former President and Chief Executive Officer of IBM
Microelectronics
U.S. nationality
Gender: male
First appointed 2001
Current term until 2005

Jos W.B. Westerburgen (1942)
Former Company Secretary and Head of Tax of Unilever
Former member of the Peters Committee on Corporate
Governance in the Netherlands
Dutch nationality
Gender: male
First appointed 2002
Current term until 2005
Additional functions:
o  Member of the Supervisory Board of:
   - Unilever Nederland B.V.
   - Rodamco
o  Vice-Chairman of the Association Aegon

Fritz W. Frohlich (1942)
Former Deputy Chairman and Chief Financial
Officer of Akzo Nobel N.V.
German nationality
Gender: male
First appointed 2004
Current term until 2008
Additional functions:
o  Chairman of the Supervisory Board of Randstad Holding N.V.
o  Member of the Supervisory Board of:
   - Allianz Nederland N.V.
   - Draka Holding N.V.
   - Equant N.V.
   - Gamma Holding N.V.
   - Kempen N.V.

Arthur P.M. van der Poel (1948)
Former Chief Executive Officer of Philips
Semiconductors
Dutch nationality
Gender: male
First appointed 2004
Current term until 2008
Additional functions:
o  Chairman of the Board of MEDEA+
o  Member of the Board of Directors of Axalto Holding N.V.
o  Member of the Supervisory Board of:
   - PSV N.V.
   - DHV Holding B.V.


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                        Report of the Supervisory Board

                        The Supervisory Board has reviewed the Dutch GAAP statutory financial statements and the notes therein of ASML Holding N.V. (the "Company") for the financial year 2004, as prepared by the Board of Management and included in this Annual Report. Deloitte Accountants B.V. ("Deloitte") has duly examined the Company's financial statements, and their Independent Auditors' Report is included in the Statutory Financial Statements 2004.

Supervision             The Board of Management of ASML is responsible for the
and advice              management of the Company. The role of the Supervisory
                        Board is to supervise the policies of the Board of Management and the general course of affairs in the Company. Furthermore, the Supervisory Board supports the Board of Management with its advice.

                        During 2004, ASML reconfirmed its leadership position in the global market for semiconductor lithography systems. The Company streamlined its organization and improved operations across its principal perspectives: financial, customer, processes, and learning. ASML management and employees around the world worked during 2004 to cope with the cyclicality of the world market for semiconductor lithography systems, with increased efficiency and effectiveness.

                        We acknowledge the outstanding service of Chief Executive Officer Doug Dunn, who retired on October 1, 2004 after five successful years, and we express our gratitude for his strong contributions to ASML. We believe that Eric Meurice, newly appointed Chief Executive Officer as of October 1, 2004, will continue the success of ASML while setting new and higher standards for the Company's performance.

                        We also acknowledge that, as announced on October 13, 2004, Stuart McIntosh, Executive Vice President Operations has retired from his position on the Board of Management, effective January 3, 2005. We thank Stuart McIntosh for his valuable contributions with regard to the Company's operations.

                        Furthermore, we support the Board of Management and their commitment to pursue the Company's strategy.

Strategy and            Throughout 2004, the Supervisory Board has participated
business review         with the Board of Management by means of scheduled
                        meetings, monthly reports and ongoing consultations.
                        The Supervisory Board has reviewed with the Board of Management ASML's business policy and decisions regarding the Company's strategy, human resources, organization, operations, financial performance, and associated business risks, among other matters.

                        Coming out of an unprecedented three consecutive years of semiconductor industry downturn, the Company seized the opportunity in 2004 to improve its revenues and earnings through customer focus and technology leadership while creating conditions internally to strive for operational improvements. Facing strong competition and other market challenges, the Company has demonstrated its commitment to sustain the excellence of its operations long term.

Operational             During 2004, the Supervisory Board noted measurable
excellence              gains in operational efficiencies and cash generation.
                        We also saw improved control of processes, risks and inventories, among other internal aspects of the Company's performance. In 2004, ASML completed the restructuring previously announced in 2003. We see that the Board of Management continues to motivate senior managers and employees worldwide to strive for operational excellence while raising levels of customer satisfaction.


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                        In 2004, the Company expanded its supplier base and
                        sourcing capability in the Netherlands and internationally, including the sourcing of selected modules for lithography systems from its own manufacturing facility in Wilton, Connecticut. Doing so fortifies ASML's sourcing strategy based on quality, logistics, technology and total cost, while providing an additional check on supplier performance and increasing manufacturing flexibility.

                        Throughout 2004, the Supervisory Board noted that the Company further strengthened its relationship with Carl Zeiss SMT AG, the sole supplier of lenses and other critical optical components. ASML and Zeiss are collaborating more proactively and productively than ever before.

Human resources         To maintain its global leadership position, the Company
                        continues to attract and retain the best talent in the world.

                        The Supervisory Board noted that in 2004 the Board of Management together with the top managers continued to update and upgrade the Company's strategy and, at the same time, engaged employees at all levels of the organization to communicate the strategy.

                        We are also pleased to see that the Board of Management continues to safeguard and promote the Company's unique culture of both individual and team commitment that makes outstanding accomplishments possible.

Intellectual property   The Supervisory Board endorsed the Board of
                        Management's decision in 2004 to finalize a strategic cross-license agreement with a major competitor, thereby enhancing the Company's freedom to innovate in the global semiconductor lithography market.

                        Consistent with its track record of technology leadership, the Company has further enhanced in 2004 its processes and motivation of employees to grow and protect the Company's intellectual property.

                        In its pursuit of innovation and growth of intellectual property, the Company continues to fund research and development programs appropriately to meet the challenges of offering customers the right technologies at the right time.

Independent             Like many Dutch public companies, the Company has a
members of the          two-tier board structure where independent,
Supervisory Board       non-executive members serve on the Supervisory Board,
                        ervises and advises the members of the Board of Management in performing its management tasks.
                        Supervisory Board members are prohibited from serving as officers or employees of the Company. The Dutch
                        Corporate Governance Code (the "Code"), which became effective on December 9, 2003, introduced new independence criteria for members of the Supervisory
                        Board. The Supervisory Board considers all current members of the Company's Supervisory Board to be independent in accordance with the criteria of the Code.

Corporate governance    The Supervisory Board assists the Board of Management
developments            in its continuing efforts to ensure that the Company's
                        practices and procedures reflect good corporate governance and comply with applicable corporate governance requirements under U.S. and Netherlands law, the rules of Euronext Amsterdam and the Nasdaq National
                        Market, and best practices.

                        Rules promulgated under the Sarbanes-Oxley Act of 2002 in the U.S. and the Code in the Netherlands have lead and will continue to lead, to an increase of responsibilities and supply of information by the Company and its Board of Management and Supervisory Board to shareholders and other stakeholders, including additional information with


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                        emphasis on identifying and controlling risks.
                        Compliance with corporate governance developments not only results in higher costs but it also substantially increases the workload of the Company's Board of Management and Supervisory Board.

                        A more detailed description on corporate governance appears in this report.

Meetings of the         The Supervisory Board met six times in the course of
Supervisory Board       2004. None of the members of the Supervisory Board has
                        been frequently absent from meetings of the Supervisory
                        Board. During various meetings the Supervisory Board discussed ASML's corporate strategy, the risks of the business and the result of the evaluation by the Board of Management of the structure and operation of the Company's internal risk management and control systems, as well as any significant changes thereto.

                        Members of the Supervisory Board also held two regular meetings with the Works Council in the Netherlands during 2004.

                        The Supervisory Board met once without the Board of Management present to discuss the functioning of the Supervisory Board and its individual members; the relationship with the Board of Management; the performance and composition of the Board of Management as well as performance and succession of its individual members, among other matters.

                        The Supervisory Board further discussed the recruitment of a new Chief Executive Officer, its own profile, rotation schedule and reviewed its own composition. In addition to their regularly scheduled meetings, there were frequent consultations between the Supervisory Board and the Board of Management.

Composition of the      Mr. H. Bodt and Mr. S. Bergsma retired by rotation on
Supervisory Board       March 18, 2004 and Mr. H. Bodt was reappointed. On the
                        same date Mr. F. Frohlich and Mr. A. van der Poel were appointed as members of the Supervisory Board. We express our gratitude to Mr. Bergsma for his excellent service during the past years.

                        Mr. M. Attardo and Mr. J. Westerburgen will be retiring by rotation on March 24, 2005. Mr. Westerburgen has informed the Supervisory Board that he is available for reappointment on March 24, 2005. Mr. Attardo has informed the Supervisory Board that he is not available for reappointment. The Supervisory Board has furthermore resolved to expand the Supervisory Board from seven to a maximum of eight members.

                        Pursuant to new legislation in the Netherlands, the Works Council has in 2005 the right to make a recommendation for the appointment of one member of the Supervisory Board.

Supervisory Board       The Supervisory Board has an Audit Committee,
Committees              Remuneration Committee, and Selection and Nomination
                        Committee. Members of these committees are appointed from the Supervisory Board members.

Audit Committee         ASML's Audit Committee is composed of three members of
                        the Supervisory Board. The External Auditor, Chief
                        Executive Officer, Chief Financial Officer and
                        Corporate Controller may also attend the meetings of the Audit Committee. The Audit Committee assists the
                        Supervisory Board in:
                        1. overseeing the integrity of our financial statements and related non-financial disclosure;
                        2. overseeing the qualifications, independence and performance of the external auditor; and
                        3. overseeing the integrity of our systems of disclosure controls and procedures and the system of internal controls regarding finance and accounting.


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                        In 2004, the Audit Committee met six times, each with
                        the External Auditor present. In general, the External Auditor attends all meetings of the Audit Committee, unless this is deemed not necessary by the Audit Committee.

                        The current members of our Audit Committee are Mr. F. Frohlich (Chairman), Mr. H. Bodt and Mr. J. Dekker. The members of the Audit Committee are all independent, non-executive members of the Supervisory Board.

                        During 2004, the main subjects of discussion in meetings of the Audit Committee were: (i) the review of ASML's quarterly earnings announcements and the audited annual consolidated financial statements; (ii) discussions on the system of internal controls over financial reporting and related audit findings; (iii) the approval of the external audit plan and related audit fees; and (iv) the review of the audit activities of the Company's External Auditor.

Remuneration Committee  ASML's Remuneration Committee is composed of three members of the Supervisory Board. The current members of our Remuneration Committee are Mr. J. Westerburgen (Chairman), Mr. H. Bodt and Mr. M. Attardo. The Remuneration Committee has prepared a remuneration policy for the Board of Management, which has been presented to and adopted by the 2004 General Meeting of Shareholders.

                        The Remuneration Committee prepares and the Supervisory Board establishes ASML's general compensation philosophy for members of the Board of Management, and oversees the development and implementation of compensation programs for members of the Board of Management. The Remuneration Committee reviews and proposes to the Supervisory Board corporate goals and objectives relevant to the compensation of members of the Board of Management, including the Chief Executive Officer. The Committee further evaluates the performance of members of the Board of Management in view of those goals and objectives, and makes recommendations to the Supervisory Board on the compensation levels of the members of the Board of Management based on this evaluation.

                        In proposing to the Supervisory Board the actual remuneration elements and levels applicable to the members of the Board of Management, the Remuneration Committee considers, among other factors, the remuneration policy, the desired levels of and emphasis on particular aspects of the ASML's short and long-term performance and its current compensation and benefits structures and levels benchmarked against the relevant markets. External compensation survey data and, where necessary, external consultants are used to benchmark ASML's remuneration levels and structures.

                        The Remuneration Committee met twice in 2004. During 2004, the main subjects of discussion in meetings of the Remuneration Committee were the preparation of the Remuneration Policy and remuneration package of ASML's Board of Management and discussions on ASML's Stock Option Plan for 2004.

Selection and           ASML's Selection and Nomination Committee is composed
Nomination Committee    of at least three members of the Supervisory Board.

                        The Selection and Nomination Committee assists the Supervisory Board in:
                        1. preparing the selection criteria and appointment procedures for members of the Company's Supervisory Board and Board of Management;
                        2. periodically evaluating the scope and composition of the Board of Management and the Supervisory Board and proposing the profile of the Supervisory Board in relation thereto;


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                        3. periodically evaluating the functioning of
                        individual members of the Board of Management and the Supervisory Board and reporting the results thereof to the Supervisory Board; and
                        4. proposing (re-)appointments of members of the Board of Management and the Supervisory Board and supervising the policy of the Board of Management in relation to the selection and appointment criteria for senior management.

                        The Selection and Nomination Committee was established in March 2004 and has had one meeting since its inception. In addition, during 2004, the Selection and Nomination Committee consulted together several times on an ad hoc basis to review recruitment of the new Chief Executive Officer. The current members of our Selection and Nomination Committee are Mr. J. Westerburgen (Chairman), Mr. H. Bodt and Mr. J. Dekker. Mr. J. Dekker shall resign as member of the Selection and Nomination Committee as of March 2005; Mr. Dekker will be succeeded in this position by Mr. A. van der Poel.

                        The main subjects of discussion in the meeting of the Selection and Nomination Committee were: (i) selection criteria and appointment procedures for members of the Board of Management and members of the Supervisory Board; (ii) the profile for the Supervisory Board and
                        (iii) the composition of the Supervisory Board and the Board of Management.

Remuneration of the     The remuneration of the Supervisory Board members is
Supervisory Board       described in Note 23 to  the Statutory Financial
                        Statements 2004. The remuneration of the members of the Supervisory Board is not dependent on the financial results of the Company. None of the members of the Supervisory Board personally maintains a business relationship with the Company other than as a member of the Supervisory Board. The General Meeting of
                        Shareholders determines the remuneration of the members of the Supervisory Board.

                        Mr. M. Attardo owns 19,290 options on shares of the Company. Mr. P. Grassmann owns 3,000 shares in the capital of the Company. None of the other members of the Supervisory Board owns shares or options on shares of the Company.

                        The Company has not granted any loans to, nor has granted any guarantees in favor of, any of the members of the Supervisory Board.

                        On March 18, 2004, the General Meeting of Shareholders has, as part of the amendment of the Company's Articles of Association, indemnified the members of the Supervisory Board against any claim arising in connection with their position as member of the Supervisory Board, provided that such claim is not attributable to willful misconduct or intentional recklessness of such Supervisory Board member. The Board of Management has further implemented the indemnification of the Supervisory Board members by means of separate indemnification agreements.

Composition of the      The Board of Management consists of four members.
Board of Management     Effective October 1, 2004 Mr. D. Dunn retired as
                        President, Chief Executive Officer and Chairman of our
                        Board of Management and was succeeded by Mr. E.
                        Meurice. In an Extraordinary General Meeting of
                        Shareholders, held on August 26, 2004, the Company's shareholders were informed of the intended appointment of Mr. E. Meurice. Mr. S. McIntosh retired from his position on the Board of Management, effective January
                        3, 2005. Succession of Mr. McIntosh's responsibilities will be disclosed in due course.


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Remuneration of the     The Remuneration Committee recommends and reviews
Board of Management     compensation and benefits for members of our Board of
                        Management. Furthermore, the Remuneration Committee reviews and authorizes the general compensation and benefit programs for the Board of Management.

                        In proposing to the Supervisory Board the specific remuneration of the members of the Board of Management, the Remuneration Committee considers, among other factors, the Remuneration Policy 2004 as adopted by the General Meeting of Shareholders on March 18, 2004 and, the desired levels of remuneration and emphasis on particular aspects of the Company's short and long-term performance and its current compensation and benefits structures and levels benchmarked against relevant peer companies. External compensation survey data and, where necessary, external consultants are used to benchmark our remuneration levels and structures.

                        Furthermore, the Remuneration Committee reviews and proposes to the Supervisory Board corporate goals and objectives relevant to the compensation of all members of the Board of Management. The Remuneration Committee evaluates the performance of members of the Board of Management in view of those goals and objectives, and makes recommendations to the Supervisory Board regarding the resulting compensation levels of the members of the Board of Management based on this evaluation.

                        The outlines of the remuneration report of the Supervisory Board concerning the Remuneration Policy of the Company, as prepared by the Remuneration Committee are the following:
                        1. Total remuneration for members of the Board of Management consists of (i) base salary; (ii) a short-term performance cash bonus and performance stock options; (iii) long-term performance stock and (iv) benefits. The allowance of cash bonus, performance stock options and performance stock is dependent on predetermined performance criteria.
                        2. The following ratio is used to balance the various elements of the remuneration: 100-50-25-25, whereby base salary is 100; performance bonus is 50; performance stock options is 25 and performance stock is 25.
                        3. Base salary, short-term and long-term incentives are measured against the 75th percentile of the appropriate Top Executive Market with a predominant focus on the European market.
                        4. Members of the Board of Management are offered a pension plan based on a defined contribution. The total defined contribution is a percentage of the pensionable salary and is dependent on the participant's age. The total contribution percentage lies between 6% and 24%, of which the participant pays 30%, while ASML pays the remaining 70%.
                        5. Although ASML intends to closely observe the Code, this will not affect the Company's rights and obligations towards the members of the Board of Management, appointed prior to 2004. Accordingly, each member of the Board of Management has been given the opportunity to opt for either the new compensation package, described in the Remuneration Policy 2004, or to retain his current package, but with a base salary as determined under the new policy. All members of the Board of Management, appointed prior to 2004, chose for the latter.

                        The remuneration of members of the Board of Management is described in Note 23 to the Statutory Financial Statements 2004. The remuneration of the Board of Management during 2004 was in agreement with the Remuneration Policy 2004. The entire remuneration report of the Supervisory Board and the Remuneration Policy 2004 as adopted by the General Meeting of Shareholders are published on our website.


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                        On March 18, 2004, the General Meeting of Shareholders
                        has, as part of the amendment of the Company's Articles of Association, indemnified the members of the Board of Management against any claim arising in connection with their position as member of the Board of Management, provided that such claim is not attributable to willful misconduct or intentional recklessness of such Board of Management member. The Supervisory Board has further implemented the indemnification of the Board of Management members by means of separate indemnification agreements.

Recognition for         Everyone at ASML can be proud of the Company's
ASML employees          achievements in 2004. Emerging from the worst downturn
                        in the history of the semiconductor industry, the whole organization embraced 2004 as opportunity to renew commitment and heighten flexibility for securing ASML's future success.

                        We support the Board of Management, their leadership and strategy to strengthen and sustain the business success of ASML on behalf of all stakeholders worldwide.

                        The Supervisory Board also acknowledges the contributions made by everyone associated with the Company during 2004, and in particular, we convey our appreciation to the employees of ASML.

                        The Supervisory Board,
                        Veldhoven, January 28, 2005


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                              Corporate Governance

General ASML Holding N.V. ("ASML") was established in 1994 as a private limited liability company. ASML is the parent company of ASML Netherlands B.V., which was established in 1984, as well as of many other, mainly foreign, subsidiaries. ASML is a public limited liability company, with its registered seat in Veldhoven, the Netherlands and is governed by Netherlands law. ASML is listed both on Euronext Amsterdam and Nasdaq since 1995.

                        Since the beginning of the corporate governance developments, ASML has continuously monitored and assessed the applicable Netherlands, U.S., and other relevant corporate governance codes, rules, and regulations. Because ASML has closely followed the corporate governance developments and trends, it already introduced many of the recently recommended corporate governance practices in its organization. SML has, among other things, increased its transparency with regards to the structure and remuneration of the Board of Management and Supervisory Board; has increased the powers and rights of its shareholders; and aims for a fair disclosure practice with respect to its investor relations.

                        As a result of ASML's shares being traded on Nasdaq, ASML is required to comply with the Sarbanes-Oxley Act as well as the regulations developed by Nasdaq, and the U.S. Securities and Exchange Commission ("SEC") pursuant to the Sarbanes-Oxley Act. ASML is taking the necessary actions to comply with the Sarbanes-Oxley Act.

                        In addition, ASML is subject to the Netherlands Corporate Governance Code (the "Code") as of January 1, 2004. The Code is applicable to all companies that are admitted to an officially recognized stock exchange and whose registered offices are in the Netherlands. ASML believes that the Code in principle aims at similar objectives, such as transparency and accountability, as the U.S. corporate governance principles, although differences exist with regard to the approach taken and areas covered.

                        The Supervisory Board and the Board of Management of ASML will continue their efforts to ensure that ASML's practices and procedures comply, to the extent possible and desirable, with both U.S. and Netherlands corporate governance requirements. In this report, ASML addresses its corporate governance structure, hereby referring to the recommendations as laid down in the Code.

                        In case there are material changes in the corporate governance structure of ASML and in its compliance with the Code, ASML shall submit these to the General Meeting of Shareholders for discussion purposes.

Board of Management     Role and Procedure
                        ASML has a two-tier structure, and thus ASML's Board of Management is responsible for managing ASML, under the chairmanship of its President and Chief Executive
                        Officer, and is supervised by the Supervisory Board.

                        Although the various management tasks are divided among the members of the Board of Management, the Board of Management remains collectively responsible for the management of ASML, the deployment of its strategy and policies, and the achievement of its objectives and results.

                        In fulfilling its management tasks and
                        responsibilities, the Board of Management is guided by the interests of ASML and the business connected with it, as well as by the interest of ASML's stakeholders. The Board of Management is accountable to the Supervisory Board and the General Meeting of Shareholders for the performance of its management tasks. In the execution of its tasks and responsibilities, the Board of Management is supervised by the Supervisory Board.


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                        The Board of Management provides the Supervisory Board
                        with all information, in writing or otherwise, necessary for the Supervisory Board to fulfill its duties. This includes the distribution of a monthly Management Report, containing updated information on ASML's business, financials, operations, and industry developments.

                        Important decisions of the Board of Management require the approval of the Supervisory Board, including decisions concerning:
                        1. the operational and financial objectives of ASML;
                        2. the strategy designed to achieve the objectives;
                        3. the parameters to be applied in relation to the strategy to achieve the objectives.

                        The Board of Management has recently adopted its own Rules of Procedure, to formalize its responsibilities, the procedures for meetings, minutes and resolutions. These Rules of Procedure are posted on ASML's Corporate Governance website.

                        Composition, Appointment, Other Functions
                        According to ASML's Articles of Association, the Board of Management comprises at least two members. With the resignation of Mr. Stuart McIntosh per January 3, 2005, the Board of Management has decreased to four members. The Supervisory Board is currently considering the succession of Mr. McIntosh.

                        Members of the Board of Management are appointed by the Supervisory Board, upon recommendation by ASML's Selection and Nomination Committee and after notification to the General Meeting of Shareholders. As a result of the amendment of the Articles of Association on March 31, 2004, appointments of Board of Management members will be for a definite period of four years as of that date, and will be renewable for consecutive terms of four years. Currently, only ASML's President and Chief Executive Officer, Mr. Eric Meurice, is appointed for a period of four years, as he was appointed per October 1, 2004.

                        The Supervisory Board may suspend and dismiss members of the Board of Management. Members cannot be dismissed without hearing the General Meeting of Shareholders.

                        Board of Management members may only accept a membership of a supervisory board of another listed company upon prior approval from the Supervisory Board. Currently, no Board of Management member has more than two supervisory board memberships in other listed companies. No current Board of Management member is chairman of a supervisory board of a listed company. Mr. McIntosh accepted in November 2004 the position of Chairman of the Board of Bede Plc., a United Kingdom based public company. The Supervisory Board did not object to this appointment, because Mr. McIntosh had already announced his retirement from ASML's Board of Management as per January 3, 2005.

                        Members of the Board of Management notify the Supervisory Board of other important functions (to be) held by them.

                        Internal Risk Management and Control Systems, External Factors
                        The Board of Management is responsible for ensuring that ASML complies with all relevant legislation and regulations. The Board of Management is responsible for the financing of ASML and for managing the risks related to its business activities, both internal as well as external risks. ASML is currently in the process of setting up a system to properly manage internal controls over financial reporting, which is required per section 404 of the Sarbanes-Oxley Act, to limit the remaining exposures to desired risk level. The implementation of this system, which system is based on the COSO model, as well as significant changes and improvements, are regularly reported to and discussed with the Audit Committee and the Supervisory Board.

                        The set up of this system is based on the identification of external and internal risk factors that could influence the operational and financial objectives of ASML and contains a system of monitoring, reporting and operational reviews.

                        ASML publishes two annual reports over the financial year 2004 ("Annual Reports 2004"): a Statutory Annual Report in accordance with Netherlands legal requirements and an Annual Report on Form 20-F, which is based on U.S. GAAP. Both Annual Reports 2004 provide risk factors that are specific to the semiconductor industry and to ASML itself. In addition, ASML provides sensitivity analyses by: (i) providing a narrative explanation of its financial statements; (ii) providing the context within which financial information should be analyzed; and (iii) providing information about the quality of, and potential variability, of ASML's earnings and cash flow. See ASML's Management Report included in this Annual Report for further details. In the Annual Reports 2004, the Board of Management focuses and reports on the disclosure controls and internal controls over financial reporting.

                        As required under the Sarbanes-Oxley Act, the Chief Executive Officer and Chief Financial Officer shall sign a certificate stating that ASML's disclosure controls and procedures and internal controls over financial reporting are adequate and effective for ASML. This certificate will be filed with the SEC.

                        With respect to the drafting of the Annual Reports 2004, ASML has extensive guidelines for the lay-out and the content of its reports. These guidelines are, for an important part, based on applicable laws. For the Statutory Annual Report, ASML applies the relevant Netherlands laws and regulations. For the Annual Report on Form 20-F, ASML applies the requirements of the U.S. Securities and Exchange Act 1934. With respect to the preparation process of these and the other (quarterly) financial reports, ASML applies internal procedures to safeguard completeness and correctness of such information.

                        Best practice provision II.1.4 of the Code recommends that the Board of Management shall state in the annual report that the internal risk and management control systems are adequate and effective and shall provide clear substantiation of this. ASML is in the process of implementing further procedures whereby internal controls over financial reporting are documented and regularly evaluated on effective design and operation. Reference is made to the In Control Statement included on pages 46 and 47 of this annual report.

                        In 2002, ASML installed a Disclosure Committee that advises the Chief Executive Officer and Chief Financial Officer with respect to the timely review, disclosure, and evaluation of periodic (financial) reports, as well as with respect to the maintenance and evaluation of disclosure controls and procedures.

                        Code of Conduct
                        Part of ASML's risk management and control system is ASML's Code of Ethical Business Conduct ("Code of Conduct"), which includes ASML's Principles of Ethical Business Conduct ("Principles") and Internal Guidelines on Ethical Business Conduct ("Internal Guidelines"), which Internal Guidelines are based on the Principles and are specifically meant for ASML employees. ASML has established a Complaints Procedure based on which ASML employees have the possibility to report, also anonymously, on alleged violations of the Code of Conduct. ASML's Board of Management has established three complaints committees: in Europe, the U.S. and Asia, to which ASML employees can report such issues. The Complaints Procedure provides for the reporting of alleged violations of the Code of Conduct by Board of Management members to the Chairman of the Supervisory Board. With respect to alleged irregularities of a financial nature, ASML has established a Whistleblower's Procedure, whereby both ASML employees as well as third parties can report alleged irregularities of a financial nature to ASML's Internal Auditor and/or to the Chairman of the Audit Committee, depending on the issue. Also under the Whistleblower's Procedure, ASML employees have the possibility to report issues on an anonymous basis. The Code of Conduct, Complaints Procedure and Whistleblower's Procedure are posted on ASML's Corporate Governance website.

Remuneration of the     Amount and Composition
Board of Management     The remuneration of the individual members of the Board
                        of Management is determined by the Supervisory Board on the recommendation of the Remuneration Committee of the Supervisory Board. In proposing to the Supervisory
                        Board the actual remuneration elements and levels applicable to the members of the Board of Management, the Remuneration Committee considers, among other factors:

                        o the Remuneration Policy 2004 as adopted by ASML's General Meeting of Shareholders held on March 18, 2004;
                        o  the desired levels of remuneration;
                        o particular aspects of ASML's short and long-term financial performance;
                        o its current compensation and benefits structures and levels benchmarked against the relevant markets.

                        The Remuneration Policy 2004 was drafted observing the Code and is such that ASML will continue to attract, reward, and retain qualified and seasoned industry professionals in an international labor market. On the other hand, the remuneration structure promotes the interest of ASML in the medium and long term, does not encourage Board of Management members to act in their own interests, and does not reward failing Board of Management members upon termination of their employment. The severance payment for Board of Management members who are appointed after approval of the Remuneration Policy 2004 by the General Meeting of Shareholders on March 18, 2004, is a maximum of one year gross base salary, unless considered unreasonable in view of the circumstances and subject to mandatory Netherlands employment law, to the extent applicable. Existing rights of members of the Board of Management who were appointed prior to March 18, 2004, will not be infringed. For more details regarding payments made to Mr. McIntosh in connection with his retirement from the Board of Management, reference is made to Note 23 to the Statutory Financial Statements 2004.

                        The total remuneration contains a base salary, a short-term performance cash bonus and performance stock options, long-term performance stock, and benefits. It aims to balance and align the remuneration with the short-term execution and long-term elements of the managerial tasks of management. The variable part of the remuneration is designed to strengthen the commitment of the members of the Board of Management to ASML as well as to its objectives. The variable part is linked to previously determined, measurable targets designed to achieve ASML's objectives.

                        The granting of performance stock options depends on the achievement after one year of the same quantitative performance criteria as applicable to the performance bonus. The ultimately granted options will not be exercised in the first three years after the date of grant. The exercise price is the official price of the underlying stock on the day of publication of the annual results of the year to which the performance stock option plan relates.

                        It is not the intention to modify the exercise price, nor the other conditions regarding the granted options during the term of the options, except if prompted by structural changes relating to the shares or to ASML in accordance with established market practice, such as
                        (i) resulting from a resolution to issue shares with a pre-emption right for the holders of the shares outstanding at that time, (ii) a stock dividend, or
                        (iii) a capitalization of reserves. In these circumstances, approval of the Supervisory Board is required.

                        In the Remuneration Policy 2004, a long-term incentive plan in the form of performance stock was introduced for the Board of Management. Performance stock is awarded, without financial consideration, after fulfillment of predetermined performance targets over a three year period. Once the stock is released, the stock will be retained for a period of at least three years after the date of release or until at least the time of termination of employment, if this period is shorter. As the date of release lies three years after the original date of target setting, and the members of the Board of Management have to retain the stock for at least three subsequent years, the total period before one obtains full rights to the stock will be six years in total. The Remuneration Committee feels that the total resulting period is in compliance with the Code. The General Meeting of Shareholders approved the Stock option and Share plans for the Board of Management on March 18, 2004.

                        Over the year 2004, no performance stock or performance stock options were granted to members of the Board of Management employed at the time of approval of the Remuneration Policy 2004 (March 18, 2004) as those members of the Board of Management opted to retain their existing package, including the base salary as determined under the new policy. As part of their existing package, all members of the Board of Management employed as at March 18, 2004 received a fixed amount of stock options. These stock options cannot be executed until three years after granting. The principles of the Remuneration Policy 2004 applied automatically to Mr. Meurice who joined ASML per October 1, 2004. As such, Mr. Meurice is eligible to a maximum conditional performance stock option grant under the conditions set forth in the Remuneration Policy 2004, with a value equal to EUR 37,500. The maximum number of performance stock options in relation to this amount will be determined on the day of publication of the 2004 annual results. Mr. Meurice furthermore received a conditional award of performance stock with a maximum value equal to EUR 37,500. The maximum number of performance stock that will be awarded under the conditions set forth in the Remuneration Policy 2004 in relation to this amount equals 6,049 stock, calculated using the Cox Ross Rubenstein valuation method. In addition, Mr. Meurice received a sign-on bonus of 125,000 stock options. The main elements of Mr. Meurice's contract were published at the same moment as the publication of his intended appointment by the Supervisory Board.

                        With respect to stock held in ASML other than as described above: apart from Mr. D. Dunn (who resigned per October 1, 2004, owning 34,800 stock in ASML), only Mr. M. van den Brink as member of ASML's Board of Management owns 14,880 stock in ASML, which stock has been obtained in 1994. With respect to trading in ASML securities, Board of Management members, as well as other designated persons, are bound to ASML's Insider Trading Rules, which are posted on ASML's Corporate Governance website.

                        ASML has not granted any personal loans, guarantees, or the like to members of the Board of Management. On March 18, 2004, the General Meeting of Shareholders has, as part of the amendment of ASML's Articles of Association, indemnified the members of the Board of Management against financial losses that are a direct result of their tasks as members of the Board of Management, provided that such claim is not attributable to willful misconduct, or intentional recklessness of such member of the Board of Management. The Supervisory Board has further implemented the indemnification of the Board of Management members by means of separate indemnification agreements.

                        For more details about the Board of Management's remuneration, its composition, and other relevant elements, reference is made to the Remuneration Policy 2004 and the Remuneration Report (both posted on ASML's Corporate Governance website), the Report of the Supervisory Board and other parts of ASML's Annual Reports 2004.

                        Regulations regarding ownership of and transactions in other securities than those issued by ASML for members of the Board of Management, are incorporated in the Rules of Procedure of the Board of Management, which rules have been approved by the Supervisory Board. The regulations are drafted observing best practice provision II.2.6. of the Code. The complete Rules of Procedure, including the regulations for trading in securities other than ASML securities, are posted on ASML's Corporate Governance website.

                        Determination and Disclosure of Remuneration
                        As previously stated, the General Meeting of Shareholders held on March 18, 2004 has adopted ASML's Remuneration Policy 2004. ASML has informed the meeting that any material change in the policy shall also be submitted for adoption to the General Meeting of Shareholders. In addition, ASML has also submitted to the General Meeting of Shareholders held at March 18, 2004 for approval the Stock Option and Stock Plans for the Board of Management, as well as the Stock Option plans for ASML employees. Those plans were approved by the General Meeting of Shareholders. In case of material changes to these plans, ASML shall submit the amended plans to the General Meeting of Shareholders for approval.

                        The Report of the Supervisory Board as incorporated in ASML's Annual Reports 2004 contains the principle items of the Remuneration Report of the Supervisory Board concerning the Remuneration Policy 2004 of ASML, as drawn up by the Remuneration Committee. The Remuneration Report contains the elements as recommended by the Code.

                        With respect to item II.2.10 e) and g) of the Code, in which it is recommended to describe the performance criteria and to provide a summary of the methods to determine the achievement of the performance criteria, the Remuneration Committee feels that from a competitive sensitivity point of view, it is justified not to publish more details of the targeted or actual performance levels used in the target setting under the Board of Management's Remuneration Policy. The General Meeting of Shareholders endorsed this position in its meeting on March 18, 2004.

                        The remuneration for the individual Board of Management members of ASML is determined by the Supervisory Board, upon a proposal from the Remuneration Committee, with reference to the Remuneration Policy 2004. The level and structure of the remuneration of each of the members of the Board of Management is described in ASML's Annual Reports 2004. The value of options granted to the Board of Management and ASML employees, as well as the calculation of the value can also be found in the Annual Reports 2004.

                        Conflicts of Interests
                        As indicated in ASML's chapter on Corporate Governance in its Annual Reports 2003, ASML has reviewed its Code of Conduct in the course of 2004 and has made some changes, inter alia as a result of the recommendations in the Code. The changes based on the Code mainly concern the reporting procedure with respect to any conflict of interests or apparent conflict of interests. In addition, in its Rules of Procedure, the Board of Management has incorporated an article with respect to conflicts of interests observing the Principle and the best practice provisions related to that subject. During the year 2004, no transactions occurred that could have given the appearance of conflicts of interests or that effectively involved conflicts of interests.

The Supervisory Board   Role and Procedure
                        ASML's Supervisory Board supervises the policies of the Board of Management and the general course of affairs of ASML and its subsidiaries. ASML's Supervisory Board also supports the Board of Management with its advice.
                        As a consequence of the two-tier structure prescribed by Netherlands company law, the Supervisory Board is a separate and independent body from the Board of Management. This is reflected in, among others, the requirement prescribed by Netherlands law that Supervisory Board members cannot be members of the Board of Management and cannot be an employee of the Company.

                        In fulfilling its role and responsibilities, the Supervisory Board takes into consideration the interests of ASML and its subsidiaries, as well as the relevant interests of ASML's stakeholders. The Supervisory Board supervises and advises the Board of Management in performing its tasks, and focuses especially on:
                        1. the achievement of ASML's objectives;
                        2. ASML's corporate strategy and the risks inherent in the business activities;
                        3. the structure and operation of the internal risk management and control systems;
                        4. the reporting process; and
                        5. compliance with legislation and regulations.

                        In the year 2004, the Audit Committee and Supervisory Board frequently discussed the corporate strategy, the risks of the business, and the internal risk management and control system. ASML's corporate strategy was approved by the Supervisory Board. In its report, the Supervisory Board describes its activities in the past financial year, as well as the number of meetings, the number of committee meetings, and the items discussed, both in the full Supervisory Board meetings, as well as in the committee meetings. The items discussed include those as required by the provisions of the Code (e.g. strategy, risks, the functioning of the Supervisory Board and its individual members, its composition, profile, the functioning of the Board of Management and its individual members, composition, succession). The report also contains, or makes a reference to, the personal data of the members of the Supervisory Board.

                        The Rules of Procedure of the Supervisory Board have been amended to reflect the requirements of the Code. The Rules of Procedure also reflect requirements based on the U.S. Sarbanes-Oxley Act and contain (corporate governance) practices that the Supervisory Board has developed over the past years. Items included are meetings, minutes, appointment, and presence of Supervisory Board members. The Rules of Procedure also contain paragraphs addressing the relationship with ASML's Board of Management, ASML's Works Council, and the General Meeting of Shareholders, as well as a provision stating that the Supervisory Board, and its individual members, has its own responsibility with respect to obtaining all information from the Board of Management and External Auditor necessary to be able to perform its tasks and responsibilities as a supervising body. The Supervisory Board may also obtain information from officers and external advisors of ASML, and shall be assisted herein by ASML.

                        The Rules of Procedure include the charters for the three committees of the Supervisory Board to which the Supervisory Board has assigned certain tasks: the Audit Committee, the Remuneration Committee, and the Selection and Nomination Committee. In accordance with Netherlands law, the plenary Supervisory Board remains responsible for the fulfillment of its role and responsibilities even if the Supervisory Board has delegated some of its responsibilities to one or more of its committees.

                        Independence
                        The Supervisory Board is of the opinion that its current members are all independent as defined by the Code. The Rules of Procedure of ASML's Supervisory Board include the independence definition as prescribed by the Code. However, in the future it could be possible that ASML needs to deviate from the independence definition, when considered necessary to nominate the most suitable candidate as a Supervisory Board member. The reason is that knowledge of and experience in the semiconductor industry is very important for ASML's Supervisory Board to be able to perform its supervising function. Because this industry has relatively few players, ASML may want to nominate candidates for the Supervisory Board who do not fully comply with the criteria as listed under best practice provision III.2.2.c. of the Code. In those circumstances, ASML and the candidate will ensure that any such business relationship does not compromise the candidate's independence.

                        Expertise, Composition, Appointment
                        The Supervisory Board currently consists of seven members, the minimum being three members. The Supervisory Board itself determines the number of Supervisory Board members required for the performance of its function.

                        Prior to effectiveness of the revised Netherlands Large Company Regime (also known as the new "structuurregime"), appointments to the Supervisory Board were made by the Supervisory Board itself, subject to certain rights of recommendation of the General Meeting of Shareholders, the Works Council and the Board of Management, and certain rights of objection retained by the General Meeting of Shareholders and the Works Council.

                        Pursuant to the revised Large Company Regime, effective as of October 1, 2004, members of the Supervisory Board are appointed by the General Meeting of Shareholders, from nominations of the Supervisory Board. Nominations must be reasoned and must be made available to the General Meeting of Shareholders and the Works Council simultaneously. Before the Supervisory Board presents its nominations, both the General Meeting of Shareholders and the Works Council may make recommendations (which the Supervisory Board may reject). In addition, the Works Council has a strengthened right to make recommendations for at least one-third of the members of the Supervisory Board, which recommendations may only be rejected by the Supervisory Board: (i) if the relevant person is unsuitable or (ii) for the reason that the Supervisory Board will not be duly composed when the recommended person will be appointed as Supervisory Board member. If no agreement can be reached between the Supervisory Board and the Works Council on these recommendations, the Supervisory Board may request the Enterprise Chamber of the Amsterdam Court to declare its objection legitimate. Any decision of the Enterprise Chamber on this matter is not appealable. For the year 2005, the Works Council has a "strengthened" right to recommend one candidate.

                        Nominations of the Supervisory Board may be overruled by the General Meeting of Shareholders by an absolute majority of the votes, representing at least one third of ASML's outstanding share capital.

                        Supervisory Board members shall serve for a maximum term of four years, or a shorter period as set forth in the rotation schedule as adopted by the Supervisory Board, and may be re-appointed, provided that their entire term of office does not exceed twelve years. The rotation schedule has been made available on ASML's Corporate Governance website.

                        The composition of the Supervisory Board follows its profile. The profile is drafted in such a manner that it aims for an international and adequate composition reflecting the global equipment activities of ASML, as well as for an adequate level of experience in financial, economic, technological, social, and legal aspects of international business. The profile shall also be considered in case of re-appointment of Supervisory Board members. The profile is posted on ASML's Corporate Governance website.

                        Mr. F. Frohlich, who has succeeded Mr. S. Bergsma as Chairman of the Audit Committee, is considered to be the Supervisory Board's financial expert, taking into consideration his extensive financial background and experience, especially as former Chief Financial Officer of Akzo Nobel N.V.

                        Newly appointed members shall follow an introduction program, which shall, inter alia, include financial and legal affairs, financial reporting, ASML operations, market and industry and technology, depending on the profile of the new member. Annually, the Supervisory Board shall determine whether Supervisory Board members require further training.

                        With the exception of Mr. Frohlich, none of the Supervisory Board members exceeds the maximum number of five memberships of supervisory boards of Dutch listed companies (a chairmanship counting double). Mr. Frohlich holds functions in five Dutch listed companies, but has accepted the chairmanship of the Supervisory Board of Randstad Holding N.V. in May 2004, upon the immediate resignation of the previous chairman, which chairmanship resulted in a total of six supervisory board memberships in Dutch listed companies as per the definition of the Code. Mr. Frohlich is currently considering his Supervisory Board memberships.

                        Role of the Chairman of the Supervisory Board and the Company Secretary
                        The role and responsibilities of the Chairman of the Supervisory Board are described in its Rules of Procedure and follow the provisions related to this subject as described in the Code. The Chairman determines the agenda of the Supervisory Board meetings, taking into consideration the items that are required to be discussed, either by law or by corporate governance recommendation. The Chairman acts as the main contact between the Supervisory Board and the Board of Management and ensures, as Chairman, the orderly and efficient conduct of the General Meeting of Shareholders. The Chairman will also see to it that:
                        1. the members of the Supervisory Board follow their introduction and training program;
                        2. the members of
                        the Supervisory Board receive in good time all information which is necessary for the proper performance of their duties;
                        3. there is sufficient time for consultation and decision making by the Supervisory Board;
                        4. the committees function properly;
                        5. the performance of the Board of Management members and the Supervisory Board members are assessed once a year;
                        6. the Supervisory Board has proper contact with the Board of Management and the Works Council.

                        In case of absence of the Chairman of the Supervisory Board, the longest serving member of the Supervisory Board will act as chairman of the Supervisory Board.

                        Neither the Chairman of ASML's Supervisory Board nor any other member of the Supervisory Board is a former member of ASML's Board of Management.

                        The Supervisory Board is assisted by the Company Secretary. The Company Secretary sees to it that the correct procedures are followed and that the Supervisory Board acts in accordance with its statutory obligations and the obligations under ASML's Articles of Association. The Company Secretary also sees to it that the corporate governance requirements related to the Supervisory Board are being adhered to.

                        The Company Secretary assists the Chairman of the Supervisory Board in the organization of the affairs of the Supervisory Board and its committees (information, agenda, evaluation, introduction program, etc.). ASML's Company Secretary was appointed by the Supervisory Board in 2002, upon recommendation by the Board of Management. This appointment has been changed and with the approval of the Supervisory Board, the Board of Management has appointed Robert F. Roelofs (1957) as ASML's Company Secretary effective as of January 1, 2005. The Company Secretary may be dismissed by the Board of Management, after the prior approval from the Supervisory Board.

                        Composition and Role of the Three Key Committees of the Supervisory Board
                        As previously described, ASML's Supervisory Board has three committees: Audit Committee, Remuneration Committee and Selection and Nomination Committee. The latter was established in March 2004. Their roles and functions are described in separate chapters in the Supervisory Board's Rules of Procedure. The Report of the Supervisory Board contains a summary of the composition of the committees, the meetings, and items discussed in those meetings.

                        The committees report orally about the issues and items discussed in each meeting to the plenary Supervisory Board. In addition, the committees distribute their minutes to all members of the Supervisory Board, thus ensuring that the full Supervisory Board is aware of all issues and subjects that were discussed in the committee meetings in order to be able to make the appropriate decisions where necessary.

                        Audit Committee
                        The Audit Committee meets at least four times per year, and always before the publication of the financial results. In 2004, the Audit Committee met six times. The Chairman of the Audit Committee is not the Chairman of the Supervisory Board and is neither a former member of ASML's Board of Management.

                        The Audit Committee has focused intensely on the implementation and documentation of the internal risk management and control system in accordance with the requirements of section 404 of the Sarbanes-Oxley Act in the past year, including the supervision of the enforcement of the relevant legislation and regulations. For more details about the internal risk management and control systems, reference is also made to the relevant paragraphs and chapters in the Annual Reports 2004.

                        In the Audit Committee meetings, the role and activities of the External Auditor are frequently discussed, including his recommendations and observations. Also the recommendations and observations of the Internal Auditor are recurring subjects in the Audit Committee meetings.

                        With respect to the Audit Committee's role related to ASML's Code of Conduct, reference is made to the paragraph concerning the content and set up of the Code of Conduct in this chapter.

                        Furthermore, upon request from the Audit Committee and the Board of Management and as part of the implementation of the Code of Conduct, ASML has conducted a so-called "acknowledgement procedure" in 2004, requesting ASML employees to endorse ASML's values and principles by acknowledging the Code of Conduct. Another purpose of this procedure was the identification of possible issues existing within ASML that relate to the Code of Conduct. The results will be available in the first quarter of 2005 and will then be discussed with the Audit Committee.

                        Furthermore, ASML provides the Audit Committee with all information that is considered relevant to be able to supervise adequately and efficiently the provision of financial information by ASML. This includes, among others, the supervision of the implementation of the new accounting standards in the Netherlands (the International Financial Reporting Standards), as well as the choice of accounting policies, information about the handling of judgments and estimates in the annual accounts, and the work of internal and external auditors. The Audit Committee also discusses and reviews at least once per year ASML's tax planning policy, financing strategy, and the applications/ risks of information/communication technology.

                        The Audit Committee, on behalf of the Supervisory Board, reviews and approves the fees of the External Auditor. The Audit Committee shall be the first contact of the External Auditor if he discovers irregularities in the content of the financial reports. The External Auditor provides the Audit Committee regularly with an update on the actual costs, for both audit services and non-audit services, and the Audit Committee thereby monitors the independence of the External Auditor. Furthermore, the External Auditor provides non-audit services in accordance with ASML's pre-approval policy, which was approved by the Audit Committee, and which is posted on ASML's Corporate Governance website. The Audit Committee meets at least once a year with the External Auditor without the Board of Management present, to discuss the relationship between the Audit Committee and the External Auditor and the relationship between Board of Management and the External Auditor.

                        In general, the Audit Committee invites ASML's Chief Executive Officer, Chief Financial Officer, and Corporate Controller to its meetings. The Internal Auditor and External Auditor also attend the meetings, depending on the items on the agenda.

                        Remuneration Committee
                        The Remuneration Committee meets at least once a year. In 2004, the Remuneration Committee met twice. The Chairman of the Remuneration Committee is neither the Chairman of the Supervisory Board, nor a former member of ASML's Board of Management, nor a member of the board of management of another company. No member of the Remuneration Committee is a current member of the board of management of another Dutch listed company.

                        As mentioned in the paragraph concerning the remuneration of the Board of Management in 2004, the Remuneration Committee drafted a Remuneration Policy for the Board of Management. The Remuneration Committee also made proposals for the remuneration of the individual Board of Management members, which proposals were adopted by the Supervisory Board. The proposals contained the following elements: the structure of the remuneration, base salary, variable parts of the remuneration, the shares or rights to shares to be granted, cash bonus, the performance criteria linked to the variable part of the remuneration, as well as the pension rights.

                        The Remuneration Committee prepared the Remuneration Report as posted on ASML's Corporate Governance website.

                        Selection and Nomination Committee
                        The Selection and Nomination Committee meets at least twice a year, and more frequently when necessary. This year, the committee members met once formally, and furthermore several times on an ad hoc basis with regard to the succession of Mr. D. Dunn. During the formal meeting held this year, the Selection and Nomination Committee discussed the selection criteria and appointment procedures for both Supervisory Board members and Board of Management members, and assessed and discussed the size, composition, and current profile of the Supervisory Board. It also discussed the functioning of the individual Supervisory Board and Board of Management members.

                        In addition, the Selection and Nomination Committee discussed the resignation of Mr. S. McIntosh and the fulfillment of Mr. McIntosh's responsibilities. Furthermore, the Committee addressed the two vacancies in the Supervisory Board, which vacancies are the result of the resignation of Mr. M. Attardo and the proposal to extend the Supervisory Board from seven to eight members. The recommended reappointment of Mr. J. Westerburgen was also discussed.

                        The policy of the Board of Management with respect to the selection criteria and appointment procedures for senior management will be discussed in one of the Committee meetings in 2005.

                        Conflicts of Interests
                        As indicated in the chapter on Corporate Governance in ASML's Annual Reports 2003, ASML has formalized its procedures with respect to the handling of conflicts of interests situations between Supervisory Board members, Board of Management members, major shareholders, the External Auditor on the one hand, and ASML on the other hand. Those procedures are incorporated in the Supervisory Board's Rules of Procedure and address the principle and the best practice provisions with respect to conflicts of interests to the fullest extent.

                        During the financial year 2004, no transactions occurred that could have given the appearance of conflicts of interests or that effectively involved conflicts of interests.

                        Remuneration of the Supervisory Board
                        The General Meeting of Shareholders determines the remuneration of the Supervisory Board members; the remuneration is not dependent on the results of the company. ASML shares or rights to acquire ASML shares are not a component of the remuneration of the Supervisory Board, and in case members acquire or have acquired ASML shares or rights to acquire ASML shares, these are for the purpose of long-term investment only. Currently, Mr. P. Grassmann owns 3,000 ASML shares and Mr. M. Attardo owns 19,290 rights to acquire ASML shares. In concluding transactions in ASML shares, Supervisory Board members need to comply with ASML's Insider Trading Rules. Detailed information on the Supervisory Board's remuneration can be found in the Annual Reports 2004.

                        Regulations regarding ownership of and transactions in other securities than those issued by ASML for members of the Supervisory Board, are incorporated in the Rules of Procedure of the Supervisory Board. The regulations are drafted observing best practice provision III.7.3. of the Code. The regulations for trading in securities other than ASML securities, are posted on ASML's Corporate Governance website as part of the complete Rules of Procedure.

                        ASML has not granted any personal loans, guarantees, or the like to members of the Supervisory Board. On March 18, 2004, the General Meeting of Shareholders has, as part of the amendment of ASML's Articles of Association, indemnified the members of the Supervisory Board against financial losses that are a direct result of their tasks as members of the Supervisory Board. ASML has further implemented the indemnification of the members of the Supervisory Board by means of separate indemnification agreements.

The Shareholders and    Powers
General Meeting of      A General Meeting of Shareholders is held at least once
Shareholders            a year in Veldhoven, Eindhoven, Amsterdam, or The
                        Hague. In this meeting, at least the following items shall be discussed and/ or approved:
                        o  the written report of the Board of Management
                           containing the course of affairs in ASML and the conduct of the management during the past financial year;
                        o  the adoption of the annual accounts;
                        o  ASML's reserves and dividend policy and
                           justification thereof by the Board of Management;
                        o  if applicable, the proposal to pay a dividend;
                        o  the discharge of the members of the Board of
                           Management in respect of their management during the previous financial year;
                        o  the discharge of the members of the Supervisory
                           Board in respect of their supervision during the previous financial year;
                        o  each substantial change in the corporate governance
                           structure of ASML;
                        o  any other item the Board of Management or the
                           Supervisory Board may place on the agenda.

                        The Board of Management requires the approval of the General Meeting of Shareholders, the Supervisory Board and the meeting of the holders of Priority Shares for resolutions regarding a significant change in the identity or character of ASML or its business, including in any event: a) transfer of the business or virtually all of the business to a third party; b) entry into or termination of long-term cooperation by ASML or a subsidiary with another legal entity or partnership or as a general partner with full liability in a limited or general partnership if such cooperation or the termination thereof is of far-reaching significance for ASML; and c) acquisition or disposal by the ASML or a subsidiary of a participation in the capital of another company, the value of which equals at least a third of the amount of the assets according to the consolidated balance sheet with explanatory notes attached to the annual accounts as most recently adopted.

                        Proposals placed on the agenda by the Supervisory Board, the meeting of holders of Priority Shares, the Board of Management, or shareholders submitted in accordance with the provisions of ASML's Articles of Association shall be discussed and resolved upon.

                        Every year, ASML requests limited authorization to issue (rights to) shares, to pass pre-emptive shareholders rights and to repurchase ASML shares.

                        The Board of Management or Supervisory Board may convene Extraordinary General Meetings as often as they deem necessary. Such meetings must be held if the meeting of holders of priority shares or one or more shareholders and others entitled to attend the meetings jointly representing at least one-tenth of the issued share capital make a written request to that effect to the Board of Management and the Supervisory Board, specifying in detail the items to be discussed.

                        On August 26, 2004, ASML has held an Extraordinary General Meeting of Shareholders, to inform the shareholders of the intention to appoint Mr. Meurice as the new President and Chief Executive Officer of ASML, effective as of October 1, 2004.

                        Logistics of the General Meeting of Shareholders
                        To facilitate the attendance of shareholders at ASML's General Meetings of Shareholders, ASML may set a registration date for the exercise of voting rights and the rights relating to the General Meeting of Shareholders. ASML has done so in 2004 and intends to continue to do so. Shareholders registered at such date are entitled to attend the meeting and to exercise other shareholder rights during the meeting, notwithstanding subsequent sale of their shares after the registration date. The advantage of a registration date is the limitation of the blocking period before the General Meeting of Shareholders, during which period shareholders cannot trade in ASML shares. The registration date will be published in advance of every General Meeting of Shareholders. Convocation of the General Meeting of Shareholders shall take place, in accordance with Netherlands law and ASML's Articles of Association, at least fifteen days before the meeting. The Board of Management and Supervisory Board shall provide the shareholders with facts and circumstances relevant to the proposed resolutions for which an approval right is granted to the General Meeting of Shareholders, through explanations incorporated in the agenda. All documents relevant for the General Meeting of Shareholders, including the agenda with explanations, shall be posted on ASML's website. Resolutions adopted at the General Meeting of Shareholders shall be recorded, if required, by a civil law notary and co-signed by the Chairman of the meeting, whereafter they shall be made available on the website. In addition, the draft minutes of the General Meeting of Shareholders will be available, upon request, at the latest three months after the meeting. Shareholders shall be given the opportunity to provide their comments in the subsequent three months, whereafter the minutes shall be adopted by the Chairman and the other person appointed by the Chairman for this purpose at the beginning of the meeting. The adopted minutes shall also be made available on ASML's website. In addition, ASML shall send by mail the draft minutes and/or the adopted minutes to those shareholders who have requested to receive the draft and/or adopted minutes in this manner. ASML shareholders may appoint a proxy who can vote on their behalf in the General Meeting of Shareholders. ASML is considering to introduce an internet proxy voting system, which system gives shareholders the opportunity to vote "from a distance", thus ensuring that more shareholders can participate in the General Meeting of Shareholders without having to attend in person.

                        With respect to the depositary receipts for shares:
                        ASML does not cooperate with the issuance of such depositary receipts.

                        Information to the Shareholders
                        ASML continuously strives to provide equal and simultaneous information about matters that may significantly influence the share price to shareholders and other parties in the financial markets to ensure fair disclosure.

                        First, ASML provides information to its shareholders at ASML's General Meeting of Shareholders. In addition, when ASML's quarterly results are being published and explained by the Board of Management, interested parties, including shareholders, can participate through conference calls and can view the presentation of the results via a web cast. Presentations given at these meetings are posted afterwards on ASML's website. After publication of the quarterly results, members of Board of Management and Investor Relations meet with investors and analysts to discuss and explain the results. Once a year, ASML holds an Analyst Day, inviting analysts to its premises in Veldhoven. It is ASML's policy to post the presentations given at the above mentioned meetings on ASML's website, as well as other presentations given to analysts and investors at investor conferences throughout the year. Presentations to investors and analysts are announced in advance on ASML's website, and the meetings related to the quarterly results are also announced by means of press releases.

                        Meetings and discussions with investors and analysts shall in principle not take place shortly before publication of regular financial information.

                        ASML shall not in advance assess, comment upon, or correct analysts' reports and valuations, other than factually. ASML does not pay any fees to parties carrying out research for analysts' reports, or for the production or publication of analysts' reports.

                        At the General Meeting of Shareholders, the Board of Management and the Supervisory Board shall provide the shareholders with all requested information, unless this would be contrary to an overriding interest of the company. In case of an overriding interest, the Board of Management and Supervisory Board shall provide their arguments to the extent possible.

                        Furthermore, ASML's Corporate Governance website provides links to websites that contain information about ASML that ASML published or deposited in accordance with applicable rules and regulations.

                        With respect to ASML's anti-takeover measures, ASML has a Priority Shares Foundation and a Preference Shares Foundation. The mechanisms of these measures are described in more detail in the Chapter "Other information", included in our Statutory Financial Statements.

                        Relationship with institutional investors
                        ASML considers it in the interest of ASML that institutional investors increase their participation at its General Meeting of Shareholders. ASML has actively approached its institutional investors to invite them to the Annual Shareholders Meeting held on March 18, 2004, and will also approach them with respect to the upcoming General Meeting of Shareholders on March 24, 2005. To facilitate the attendance at General Meeting of Shareholders and the exercise of voting rights, ASML has, as previously mentioned, introduced a registration date for the attendance of the General Meeting of Shareholders, to decrease the "blocking period" and is considering, as previously mentioned, the introduction of an internet proxy voting system.

The Audit of the        Financial Reporting
Financial Reporting     ASML has comprehensive internal procedures in place for
and the Position of     the preparation and publication of the Annual Reports,
the Internal and        annual accounts, quarterly figures and all other
External Auditor        financial information. These internal procedures are
Function                frequently discussed in the Audit Committee and
                        Supervisory Board.

                        The Disclosure Committee assists the Board of Management in overseeing ASML's disclosure activities and to ensure compliance with applicable disclosure requirements arising under U.S. and Netherlands law and regulatory requirements. The Disclosure Committee comprises various members of senior management.

                        With respect to the determination by the Audit Committee of the activities of the External Auditor in relation to the financial reports other than the annual accounts, the Audit Committee reviews and determines the External Auditor's Audit Plan for the audits planned during the financial year. The activities of the External Auditor relating to the content and publication of financial reports besides the annual accounts are also part of the Audit Plan, and as such the Audit Committee determines the role of the External Auditor in the activities relating to the reporting of financial results other than the annual accounts.

                        Appointment, Role, Assessment of the Functioning of the External Auditor, and his Remuneration
                        In accordance with Netherlands law, ASML's External Auditor is appointed by the General Meeting of Shareholders and is nominated for appointment by the Supervisory Board upon advice from the Audit Committee and the Board of Management. ASML's current External Auditor, Deloitte Accountants B.V. ("Deloitte"), was appointed by the General Meeting of Shareholders in 1995. In 2005, ASML's Board of Management and Audit

                        Committee intend to conduct an assessment of the quality of the performance of the External Auditor. The Supervisory Board shall communicate the main conclusions to the General Meeting of Shareholders to be held on March 24, 2005.

                        On an annual basis, the Board of Management and the Audit Committee shall report on the relationship with the External Auditor to the Supervisory Board, including the required auditor independence (for example the provision of non-audit services by the External Auditor or the desirability of rotating the responsible partner of the External Auditor).

                        The responsible audit partner of Deloitte in charge of the audit responsibilities for ASML is Mr. J.G.C.M. Bune. In accordance with the rotation requirements of the SEC, Mr. Bune will rotate after a maximum period of five years.

                        The External Auditor was present at the General Meeting of Shareholders held on March 18, 2004 in order to respond to any questions from the General Meeting of Shareholders about his auditors' opinion on the financial statements. The External Auditor shall also be present at future General Meetings of Shareholders for the purpose as mentioned above.

                        The Audit Committee, on behalf of the Supervisory Board, approves the remuneration of the External Auditor as well as the non-audit services to be performed, after consultation with the Board of Management. It has been agreed among the members of the Supervisory Board and the Board of Management that the Audit Committee has the most relevant insight and experience to be able to approve both items, and therefore the Supervisory Board has delegated these responsibilities to the Audit Committee. With respect to the non-audit services performed by the External Auditor, it should be noted that these activities (mainly tax-services) have been reduced considerably in the financial year 2004.

                        In general, the External Auditor attends all meetings of the Audit Committee, unless this is deemed not necessary by the Audit Committee. The findings of the External Auditor are discussed at these meetings. The External Auditor attends the meeting of the Supervisory Board in which the report of the External Auditor with regards to the audit of the annual accounts is, and the annual accounts themselves are discussed. ASML's Board of Management is also present at this meeting. In the audit report, the External Auditor refers to the financial reporting risks and issues that were identified during the audit, internal control matters, and any other matters requiring communication under the auditing standards generally accepted in the Netherlands and in the U.S.

                        Internal Audit Function
                        In 2004, ASML established an internal audit function in order to address the topics of risk management and internal control over financial reporting as required under the Code and the Sarbanes-Oxley Act respectively. The initial role of the internal audit function is directed at facilitating the implementation of an enhanced (internal) control framework. From the second half of 2005 onwards, the internal audit function will take on its (ultimate) independent internal audit function. The Audit Committee is involved in determining the tasks and responsibilities of the Internal Auditor. The Internal Auditor provides the Audit Committee on a regular basis with his findings.

                        The Board of Management and the Supervisory Board, Veldhoven, January 28, 2005

                               Management Report

                        In this report the expressions "ASML", the "Company" and "Group" are sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries in general or where no useful purpose is served by identifying the particular company or companies.

U.S. GAAP and Dutch     The Company prepares two sets of financial statements,
GAAP Annual Report      one based on accounting principles generally accepted
                        in the United States of America ("U.S. GAAP") and one for Dutch statutory purposes based on accounting principles generally accepted in the Netherlands
                        ("Dutch GAAP").

                        The financial statements included in this annual report are based on Dutch GAAP. The principal difference between ASML's U.S. and Dutch GAAP financial statements is that, under U.S. GAAP, the 2001 merger between Silicon Valley Group ("SVG") and ASML was accounted for as pooling of interests while, under Dutch GAAP, the merger was accounted for under the purchase method. This has resulted in differences in the presentation of the composition of the (comparative) statement of shareholders' equity.

                        The order of presentation of assets and liabilities in this statutory annual report is based on U.S. GAAP, which is different from Dutch regulations. Doing so, ASML is consistent in presenting its balance sheet with prior year's statutory annual reports and ensures consistency and transparency for its Dutch and U.S. shareholders. Under this format, the order of presentation of assets and liabilities is based on the degree of liquidity.

                        Dutch GAAP requires capitalization of development costs provided if, and only if, certain criteria can be demonstrated. ASML's balance sheet as of December 31, 2003 and 2004, do not include any capitalization of development costs due to the fact that ASML's administrative system was not implemented in such a manner that these criteria could be met. During the second half of 2004, ASML made changes to its administrative systems in order to be able to comply with International Financial Reporting Standards ("IFRS") and Dutch GAAP as from January 1, 2005 onwards. As such, ASML will include capitalization of development costs that meet the capitalization criteria from January 1, 2005 onwards.

                        Our U.S GAAP report, based on Form 20-F, may contain additional information next to our Dutch GAAP Annual Report. A copy of our U.S. GAAP Annual Report, quarterly releases and other information can be obtained at the offices of ASML. The U.S. GAAP Annual Report and the quarterly releases are also available on ASML's website at www.asml.com.

Executive Summary       About ASML
                        ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. ASML technology transfers circuit patterns onto silicon wafers to make integrated circuits. This technology is key to making integrated circuits smaller, faster and cheaper. Our technology is known as optical lithography. ASML systems are called steppers and Step & Scan tools (scanners). They use a phothographic process to image nanometric circuit patterns onto a silicon wafer, much like a camera prints an image on film. Most of the major global semiconductor manufacturers are ASML customers.

                        ASML's corporate headquarters is in Veldhoven, the Netherlands. The company has lithography research, development and manufacturing operations in Wilton, Connecticut, U.S. and Veldhoven, the Netherlands. Training and application facilities are located in Asia, Europe and the United States. ASML operates in 14 countries and over 50 sales and service locations. We have experts located at customer sites, backed by a global pool of ASML engineers and other professionals. ASML's largest business focuses on lithography systems for 200- and 300-millimeter wafer manufacturing. Nikon Corporation ("Nikon")

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

                        and Canon Kabushika Kaisha ("Canon"), both based in Japan, are the Company's main competitors in the global lithography equipment market.

                        The ASML TWINSCANTM lithography system exemplifies our technology leadership. It is the industry's only dual-stage system that allows exposure of one wafer while simultaneously measuring another wafer. Another example of ASML technology leadership is our new immersion lithography system. It replaces the air over the wafer with fluid to enhance focus and shrink circuit dimensions. These technologies mean greater productivity for our customers.

                        Our business model is based on our Value of Ownership concept that consists of the following:
                        o offering ongoing improvements in productivity, imaging and overlay by introducing advanced technology based on modular platforms;
                        o providing customer services that ensure rapid, efficient installation and superior on-site support and training to optimize manufacturing processes and improve productivity;
                        o maintaining appropriate levels of research and development to offer the most advanced technology suitable for high-throughput, low-cost volume production at the earliest possible date;
                        o enhancing the capabilities of the installed base through ongoing field upgrades of key value drivers (productivity, imaging and overlay) based on further technology developments;
                        o reducing the cycle time between customer order of a system and the use of that system in volume production on-site;
                        o expanding operational flexibility in research and manufacturing by reinforcing strategic alliances with world-class partners;
                        o improving the reliability and uptime of our installed system base; and
                        o providing re-marketing services that effectively increase residual value by extending the life of equipment.

                        Our business model is based on outsourcing a significant part of the components and modules that comprise our lithography systems, working in partnership with suppliers from all over the world. Our manufacturing activities comprise the assembly and testing of a finished system from components and subassemblies that are manufactured to our specifications by third parties and by us and the testing of those components, subassemblies and finished systems. All of our manufacturing activities (subassembly, final assembly and system testing) are performed in one clean room facility located in Veldhoven, the Netherlands, and one clean room facility in Wilton, Connecticut. We procure stepper and Step & Scan system components and subassemblies from a single supplier or a limited group of suppliers in order to ensure overall quality and timeliness of delivery. We jointly operate a formal strategy with suppliers known as Value Sourcing that is based on competitive performance in quality, logistics, technology and total cost. The essence of Value Sourcing is to maintain a supply base that is world class, globally competitive and globally present. Value sourcing aligns the actual supplier performance to our requirements on quality, logistics, technology and total costs.

                        Carl Zeiss SMT AG ("Zeiss") is our sole external supplier of lenses and other critical optical components, which account for between 20 percent and 50 percent of our cost of goods sold, varying by product type, and which collectively accounted for approximately 30 percent of our aggregate cost of goods sold in 2004. From time to time, the number of systems we have been able to produce has been limited by the capacity of Zeiss to provide us with lenses and optical components. Zeiss currently is capable of manufacturing a limited number of lenses and optical components for our wafer steppers and Step & Scan systems and is highly dependent on Zeiss' manufacturing and testing facilities in

                        Oberkochen and Wetzlar, Germany. During 2004, we were in some cases constrained by the number of lenses that Zeiss could produce.

                        Risk factors
                        In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks relate to our operational processes, while others relate to our business environment. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and results of operations.

                        Risks Related to the Semiconductor Industry:
                        o The semiconductor industry is highly cyclical and we may be adversely affected by any future downturns;
                        o Our business will suffer if we do not respond rapidly to commercial and technological changes in the semiconductor industry; and
                        o  We face intense competition.

                        Risks Related to ASML:
                        o The number of systems we can produce is limited by our dependence on a limited number of suppliers of key components;
                        o A high percentage of net sales is derived from a few customers;
                        o The pace of introduction of our new products is accelerating and is accompanied by potential design and production delays and by significant costs;
                        o We derive most of our revenues from the sale of a relatively small number of products;
                        o Our financial condition and results of operations reported in accordance with International Financial Reporting Standards may differ from our financial conditions and results of operations reported in accordance with U.S. GAAP;
                        o Compliance with internal controls evaluations and attestation requirements;
                        o Failure to adequately protect the intellectual property rights upon which we depend could harm our business;
                        o Defending against intellectual property claims by others could harm our business;
                        o We are subject to risks in our international operations;
                        o Disruption in Taiwan's political environment could seriously harm our business and the market price of our shares;
                        o We are subject to environmental laws and regulations;
                        o We are dependent on the continued operation of a limited number of manufacturing facilities;
                        o Because of labor laws and practices, any workforce reductions that we may wish to implement in order to reduce costs company-wide may be delayed or suspended; and
                        o Fluctuations in foreign exchange rates and interest rates could harm our results of operations

                        Risks Related to Our Ordinary Shares:
                        o  The price of our ordinary shares is very volatile;
                           and
                        o Restrictions on shareholder rights may dilute voting power.

                        For a detailed description of the above-mentioned risk factors, we refer to our U.S. GAAP Annual Report on Form 20-F.

                        Semiconductor Equipment Industry

                        Historically, the semiconductor industry has been highly cyclical. The number of lithography equipment units that we and our competitors shipped for the 5 years ended December 31, 2003 is set forth in the following table:


                           Year ended December 31               1999     2000     2001     2002     2003
                        ----------------------------------------------------------------------------------
                             Total lithography equipment
                                           units shipped         731    1,182      789      413      456

                           (Source: Gartner Dataquest)

                        The years 2001, 2002 and 2003 were an unprecedented period of downturn in the global semiconductor industry and, consequently, the semiconductor equipment industry. During the last quarter of 2003 and the first three quarters of 2004, however, our systems order intake showed considerable strength. This recovery resulted in 2004 in a significant improvement in net sales, gross profit on sales and net income. We have accumulated a significant backlog for deliveries in the first half of 2005. However, we remain cautious in our forecast as customer order push-outs are always possible, if overall semiconductor demand were not to materialize as expected. The order backlog as of December 31, 2004 comprises 131 lithography systems. ASML plans to ship 60 systems in the first quarter of 2005. The Company has limited visibility for the second half of 2005.

                        Summary of operations
                        Our sales consist of product sales and service sales. Product sales generated approximately 91% of total net sales in 2004. During 2004, we shipped 282 systems to our customers, compared to 169 in 2003. During 2004, the average selling price of our systems ("ASP") was EUR 7.7 million. During 2004, the ASP of our systems amounted in the first, second, third and fourth quarter of the year, respectively, to EUR 6.7 million, 7.6 million, 7.5 million and EUR 8.8 million. Based upon our backlog as of December 31, 2004, we estimate the ASP of systems we expect to ship in the first quarter of 2005 to be EUR 10.7 million. This increase in ASP reflects the industry's shift from 200 millimeter towards 300 millimeter systems as well as a shift from 365 nanometer towards 248 and 193 nanometer systems.

                        Cost of sales reflects primarily the costs of components and subassemblies that comprise our lithography systems, labor used in the manufacture of our systems and directly related overhead. We procure system components and subassemblies from a single supplier or a limited group of suppliers in order to ensure overall quality and timeliness of delivery. During 2004, we continued our efforts to reduce our cost base by focusing on cost of goods reduction programs. These programs are effected in close cooperation with our supply chain in order to reduce the costs of manufacturing the components and modules for our systems, resulting in lower cost of goods. In addition, ASML made some redesigns to its current product portfolio. The impact of these programs is reflected in our gross margin. The semiconductor manufacturing industry is subject to rapid technological change and frequent new product introductions and enhancements. The cost to develop new systems is increasingly high. Our level of research and development expenditures reflects our continuing effort to introduce several leading edge lithography products for 193 nanometer applications and the newest versions of the TWINSCAN platform, combined with continued investments in 248 nanometer high numerical aperture
                        (NA) program, immersion and EUV. During 2004, ASML shipped the world's first immersion tool.

                        Our break-even level is the minimum number of new systems that need to be sold in a year in order to achieve net profit in that year. We have reduced our break-even level to approximately 130 new systems as of the end of 2004 from a break-even level of 160 new systems as of the beginning of 2004, depending upon our product mix by:
                        o  adjusting our labor capacity over the past 2 years;
                        o controlling our cost basis by focusing on cost of goods reduction programs;
                        o increasing the value of ownership of our systems resulting in higher ASPs for our systems; and
                        o  increasing our operating flexibility.

                        Japanese Market
                        Nikon and Canon are the dominant suppliers in the Japanese market, which accounts for a significant portion of worldwide semiconductor production. This market historically has been difficult for non-Japanese companies to penetrate and ASML has sold only a limited number of systems to Japanese customers. During 2004, ASML announced plans to increase its service, sales and marketing operations in Japan to serve its growing regional customer base. In July 2004, ASML received an order for its TWINSCAN lithography system for 300 millimeter production from a large Japanese electronics and electrical-equipment manufacturer. We now have four customers in Japan.

                        Settlement of Patent Litigation
                        Pursuant to agreements executed in the fourth quarter of 2004, ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an agreement to dismiss all pending patent litigation between the companies, an exchange of release, a cross-license of patents related to lithography equipment used to manufacture semiconductor devices and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML made an initial payment to Nikon of US$ 60 million (approximately EUR 49 million) in 2004, and is obligated to make additional payments to Nikon of US$ 9 million (approximately EUR 7 million) each in 2005, 2006 and 2007. An amount of EUR 49 million pertains to past conduct, and is expensed as research and development expenses in ASML's statement of operations for the year ended December 31, 2004. The remaining value, in an amount of EUR 21 million, has been capitalized under intangible assets and will be amortized on a straight-line basis over a period of 5 years under cost of sales.

                        Restructuring Charges
                        In July 2003, ASML announced further workforce reductions of approximately 550 positions worldwide due to the continuing downturn in the semiconductor equipment industry. During 2003, ASML recorded a provision of EUR 15.3 million as an ongoing benefit arrangement. The amount of the provision was based upon severance arrangements agreed with our Works Council in the Netherlands for previous workforce reductions announced in December 2002. ASML's Board of Management and ASML's Dutch Works Council then commenced a joint study on implementing these workforce reductions in the Netherlands which delayed the workforce reductions until the beginning of 2004. Thereafter, in response to a sharp improvement in market conditions during 2004, we decreased the reductions to approximately 300 positions worldwide, of which 150 were contract employees with limited rights upon termination. As a result, we recorded a restructuring credit of EUR 12.1 million, EUR 3.8 million of which was recorded in cost of sales and EUR 8.3 million of which was recorded under restructuring expenses. Our payments associated with these workforce reductions were EUR 2.5 million in 2004.

                        Dutch Corporate Income Tax Rate Reduction
                        A corporate income tax rate reduction in the Netherlands was enacted in the fourth quarter of 2004. As a consequence, we had to re-measure the valuation of our tax assets and liabilities accordingly. The re-measurement led to a one-time tax charge of approximately EUR 15 million. Income taxes represented
                        35.1 percent of income before taxes in 2004 (31.1 percent excluding one-time tax charge of approximately EUR 15 million), compared to 32.4 percent in 2003.

                        The enactment of the Dutch Corporate income tax rate reduction will lead to a decrease of the consolidated effective tax rate of approximately 3 percentage points to an expected tax rate of approximately 28 percent.

                        Key Performance Indicators
                        ASML uses key performance indicators in managing its business. The major key performance indicators for the two years ended December 31, 2004 are set forth in the following table:

                                                         Year ended December 31            2003      2004
                        ----------------------------------------------------------------------------------
                                                                         Growth
                                                  Total Net sales (EUR million)           1,543     2,465
                                               Backlog of total systems (units)             124       131
                                Value of Backlog of total systems (EUR million)             993     1,691
                                                  ASP new systems (EUR million)             9.5       9.3
                                                      ASP backlog (EUR million)             8.0      12.9
                        ----------------------------------------------------------------------------------
                                                                  Profitability
                                             Gross profit on sales (percentage)            23.9      36.7
                                                Net income (loss) (EUR million)           (160)       235
                        ----------------------------------------------------------------------------------
                                                                      Liquidity
                                            Net increase (decrease) in cash and
                                                 cash equivalents (EUR million)             359       200
                                        Cash and cash equivalents (EUR million)           1,028     1,228

                        In managing our business, we continuously seek to:
                        o increase the value of ownership to our customers resulting in higher ASPs for our systems;
                        o control our cost base by focusing on reducing cost of goods sold and controlling research and development costs and selling, general and administrative expenses, resulting in improved operating margins; and
                        o improve our working capital. Our working capital improvement program includes inventory control, early collection of our receivables and effective management of payments.

                        We measure ourselves against the above-mentioned key performance indicators and our Board of Management and senior management continuously monitor and discuss these in monthly operational review meetings and quarterly financial planning meetings.

                        Our key performance indicators primarily showed considerable strength during 2004 compared to 2003 and 2002 mainly due to the recovery of the semiconductor equipment market, after a period of downturn, the results of our cost of goods reduction programs and our continuous focus on working capital improvement programs.

Board Practices         General
                        We endorse the importance of good corporate governance, in which independent oversight, accountability and transparency are the most significant elements. Within the framework of corporate governance, it is important that a relationship of trust exists between the Board of Management, the Supervisory Board, ASML's employees and the shareholders.

                        In addition to the exchange of ideas at the General Meeting of Shareholders, other important forms of communication include the publication of our annual and quarterly financial results as well as press releases and publications posted on our website. In addition, we pursue a policy of active communication with our shareholders.

                        Our corporate governance structure is intended to:

                        o provide shareholders with regular, reliable and relevant transparent information regarding our activities, structure, financial condition, performance and other information, including information on our social, ethical and environmental records and policies;
                        o apply high quality standards for disclosure, accounting and auditing; and
                        o apply stringent rules with regard to insider securities trading.

                        Two-tier structure
                        ASML is incorporated under Netherlands law and has a two-tier board structure. Responsibility for the management of ASML lies with the Board of Management. Independent, non-executive members serve on the Supervisory Board, which supervises and advises the members of the Board of Management in performing their management tasks. The Board of Management has the duty to keep the Supervisory Board informed, consult with the Supervisory Board on important matters and submit certain important decisions to the Supervisory Board for its prior approval. The supervision of the Board of Management by the Supervisory Board includes (i) achievement of the Company's objectives, (ii) corporate strategy and management of risks inherent to the business activities, (iii) the structure and operation of the internal risk management and control systems,
                        (iv) the financial reporting process and (v) compliance with the legislation and regulations.

                        Supervisory Board members are prohibited from serving as officers or employees of ASML, and members of the Board of Management cannot serve on the Supervisory Board.

                        New legislation
                        Effective October 1, 2004, new legislation came into force with regard to the Large Company Regime (also known as the new "structuurregime", hereinafter referred to as: the "New Act"). This new legislation provides for broader powers to the shareholders and provides a statutory basis for the Netherlands Corporate Governance Code.

                        Board of Management
                        The Board of Management consists of at least two members or any larger number of members as determined by the meeting of holders of priority shares in consultation with the Supervisory Board. Members of the Board of Management are appointed by the Supervisory Board. The Supervisory Board must inform the General Meeting of Shareholders of the intended appointment of a member of the Board of Management. As a result of our compliance with the Netherlands Corporate Governance Code, members of the Board of Management that are appointed in 2004 or later shall be appointed for a maximum period of four years, but may be re-appointed. Members of the Board of Management serve until voluntary retirement, or suspension or dismissal by the Supervisory Board. In the case of dismissal, the Supervisory Board must first inform the General Meeting of Shareholders of the intended removal.

                        The Supervisory Board determines the remuneration of the individual members of the Board of Management, in line with the remuneration policy adopted by the General Meeting of Shareholders, upon a proposal of the Supervisory Board. The remuneration policy is posted on ASML's website.

                        Supervisory Board
                        The Supervisory Board consists of at least three members or any larger number as determined by the Supervisory Board. The Supervisory Board prepares a profile in relation to its size and composition; ASML's Supervisory Board profile is posted on our website.

                        Prior to effectiveness of the New Act, appointments to the Supervisory Board were made by the Supervisory Board itself, subject to certain rights of recommendation of the General Meeting of Shareholders, the Works Council and the Board of Management, and certain rights of objection retained by the General Meeting of Shareholders and the Works Council.

                        Pursuant to the New Act, members of the Supervisory Board are appointed by the General Meeting of Shareholders from nominations of the Supervisory Board. Nominations must be reasoned and must be made available to the General Meeting of Shareholders and the Works Council simultaneously. Before the Supervisory Board presents its nominations, both the General Meeting of Shareholders and the Works Council may make recommendations (which the Supervisory Board may reject). In addition, the Works Council has a strengthened right to make recommendations for at least one-third of the members of the Supervisory Board, which recommendation may only be rejected by the Supervisory Board: (i) if the relevant person is unsuitable or (ii) for the reason that the Supervisory Board will not be duly composed when the recommended person will be appointed as Supervisory Board member. If no agreement can be reached between the Supervisory Board and the Works Council on these recommendations, the Supervisory Board may request the Enterprise Chamber of the Amsterdam Court to declare its objection legitimate. Any decision of the Enterprise Chamber on this matter is not appealable.

                        Nominations of the Supervisory Board may be overruled by the General Meeting of Shareholders by an absolute majority of the votes representing at least one/third of the total outstanding capital.

                        Members of the Supervisory Board serve for a maximum term of four years from the date of their appointment, or a shorter period as set forth in the rotation schedule as adopted by the Supervisory Board, and may be re-appointed, provided that their entire term of office does not exceed twelve years. The General Meeting of Shareholders may, by an absolute majority of the votes representing at least one-third of the total outstanding capital, dismiss the Supervisory Board in its entirety for reasons of lack of confidence.

                        Upon the proposal of the Supervisory Board, the General Meeting of Shareholders determines the remuneration of the members of the Supervisory Board. A member of the Supervisory Board shall not be granted any shares or option rights by way of remuneration.

                        Corporate Governance Developments
                        ASML continuously monitors and assesses applicable corporate governance rules, including recommendations and initiatives regarding principles of corporate governance. These include those that have been developed in the United States both by the NASDAQ National Market ("Nasdaq") and by the SEC pursuant to the Sarbanes-Oxley Act of 2002, some of which already are applicable and some of which will be applicable to ASML during 2005. On March 10, 2003, the Netherlands government commissioned a committee known as the Tabaksblat Committee to conduct a review of corporate governance in the Netherlands. The Tabaksblat Committee issued its final report "The Netherlands Corporate Governance Code" (the "Code") on December 9, 2003, which came into effect on January 1, 2004. A full report on compliance with the Code is required to be included in the statutory annual report for the financial year 2004. Netherlands listed companies are required to either comply with the best practice provisions of the Code, or to explain on which points and why they deviate from these best practice provisions.

                        Pursuant to the Code's recommendations, ASML has included a separate chapter on corporate governance in its annual report for 2004. The Code contains recommendations with regard to corporate governance, including the following topics:
                        o strengthening the role of the Supervisory Board and its committees and to increase its independence, quality and expertise;
                        o strengthening the role of the shareholders with respect to control on the functioning of the Board of Management and the Supervisory Board, as well as with respect to nomination and remuneration of members of the Board of Management and the Supervisory Board;
                        o facilitating and stimulating shareholders to use their voting power and to actively participate in the General Meeting of Shareholders; and
                        o defining the role of the External Auditor vis-a-vis the Supervisory Board as its principal contact.

                        The Company is currently implementing applicable provisions of the Code and the Sarbanes-Oxley Act of 2002, and subsequent SEC and Nasdaq rules that have been issued pursuant thereto.

Corporate strategy      Our business strategy is to provide superior value of
                        ownership for our customers while ASML achieves top financial performance. We implement this strategy through customer focus, technology leadership and operational excellence.

                        Customer focus
                        We satisfy different types of chipmakers by customizing our products to provide premium value for all market segments. This includes satisfying demand for high volume systems necessary for production of memory chips, as well as demand for systems that can perform fast and frequent changeovers required by foundries or made-to-order chip contractors. We perform to the unique specifications set by integrated device manufacturers to fit their chipmaking environment.

                        Of the top 20 chipmakers worldwide, in terms of semiconductor capital expenditure, 16 are customers of ASML. We plan to solidify our position in this segment through superior execution. At the same time, we have a significant market share of customers below the top 20, and we plan to grow our share in this segment by expanding our geographic reach.

                        Japan has historically been dominated by our competitors. In 2004, we undertook a long term market development strategy, and we now have four customers in Japan. We plan to further increase our sales staff and marketing efforts, add customer support and open new offices.

                        We will continue to offer solutions for related lithography application markets, including Thin Film Head and micro-electro mechanical systems (MEMs), among others.

                        Technology leadership
                        Technological developments and the level of capital investments increasingly influence the equipment choices of chipmakers.

                        The Company's product range for steppers and advanced Step & Scan systems spans all the industry's current wavelengths for both 200- and 300-millimeter wafers.

                        Since 2000, we offer the industry's only dual-stage wafer imaging platform - called TWINSCAN - that allows exposure of one wafer while simultaneously measuring another wafer. Customers have been embracing our technology platform, and in 2004, we installed our 200th TWINSCAN system.

                        In 2003, we announced the introduction of our new immersion lithography system, a product that replaces the air over the wafer with fluid to enhance focus and shrink circuit line width, based on our TWINSCAN platform. In 2004, we delivered the industry's first immersion lithography systems.

                        In 2004, we reconfirmed TWINSCAN as the semiconductor industry's leader in productivity performance, while transitioning to the next technology node. We shipped a total of 18 systems of next generation TWINSCAN AT:1250 and TWINSCAN XT:1250. These systems extend imaging to the 65-namometer line width on both 200- and 300-millimeter wafers using 193-nanometer wavelength. This marks a fast ramp-up for a product of such complexity.

                        We also form and maintain strategic alliances with other semiconductor equipment suppliers to offer customers more complete solutions. For example, we have joint development programs with leading makers of track equipment in the so-called litho cluster, where wafer coating and exposure can be combined to better meet demands of chipmakers.

                        For the next generation of optical lithography, ASML is committed to EUV technology that will allow production of integrated circuits down to the 32-nanometer line width and smaller.

                        Operational excellence
                        We strive to transform our market and technology success into a sustainable business success through operational excellence.

                        The Company's human resources strategy embraces our unique culture of both individual and team commitment within an innovative environment. We will continue to develop a motivated team of successful people and create opportunities for professional growth.

                        ASML's strategy includes outsourcing the majority of components and subassemblies that make up our lithography products. We work in partnership with suppliers, jointly operating a strategy known as value sourcing, based on quality, logistics, technology and total cost. We strive to attain flexibility and cost savings. Value sourcing exemplifies mutual commitment, alongside shared risk and reward. It also allows the necessary flexibility to adapt to sudden swings in market demand.

                        We strive to continuously improve efficiency in fixed and variable costs, and to strengthen our capability to generate cash. This means continuously reducing cost of goods, increasing manufacturing efficiency and developing supplier flexibility.

                        Continuous reduction in total cycle time is a strategic benefit of operational excellence. This is the time it takes from the date of ordering bulk materials to volume production by our lithography system at customer facilities. For example, we have shortened the Company's total cycle time of TWINSCAN by more than 50 percent as of the end of 2004, compared with its introduction in 2001.

                        Our continuous focus on execution excellence has contributed to lowering our break-even level for the number of systems that we manufacture. This is critical due to the cyclicality of the world market for semiconductor lithography systems.

Financial criteria      ASML's objective is to provide to our shareholders an
for ASML                attractive return on invested capital.  In seeking to
                        achieve this objective, we measure ourselves, on financial key performance criteria based on liquidity, profitability and growth.

Results of              The following table shows a summary of sales (revenue
Operations              and units sold), gross profit on sales and ASP data on
                        an annual and semi-annual basis for the years ended
                        December 31, 2004 and 2003:


                                 Year ended December 31             2003                    2004
                                                          First   Second          First   Second
                                                           Half     half    Full    half     half    Full
                                                           year     year    year    year     year    year

                        ----------------------------------------------------------------------------------

                                Net sales (EUR million)     647      896   1,543   1,070    1,395   2,465
                        Net product sales (EUR million)     553      804   1,357     964    1,287   2,251
                        Net service sales (EUR million)      94       92     186     106      108     214
                               Total systems recognized      74       95     169     130      152     282
                           Total new systems recognized      55       71     126      99      117     216
                          Total used systems recognized      19       24      43      31       35      66
                            Gross profit on sales (% of
                                                 sales)    19.4     27.2    23.9    34.2     38.7    36.7
                               ASP for new systems (EUR
                                             thousands)   8,736   10,034   9,464   8,711    9,764   9,282
                              ASP for used systems (EUR
                                             thousands)   1,816    2,162   2,018   2,266    2,853   2,577

                        Net sales
                        Consolidated net sales increased by approximately 59.8 percent from 2003 to 2004 with product sales (systems and options) increasing by approximately 65.9 percent over that period, primarily due to an increased number of systems recognized.

                        The number of new systems recognized in net sales increased from 126 units in 2003 to 216 units in 2004 due to an increase in equipment demand by the semiconductor industry in 2004 after 3 consecutive years of downturn in the global semiconductor industry. The year-on-year increase in the number of new systems recognized mainly relates to an increase in sales of our 193nm ArF and 248nm KrF systems for 300 millimeter wafer processing and 365nm i-line for 200 millimeter wafer processing.

                        The ASP for new systems decreased by approximately 1.9 percent reflecting an increased share of i-line lithography systems for 200 millimeter wafer processing with lower ASP's, which was partially offset by an increased share of KrF lithography systems for 300 millimeter wafer processing with higher ASPs. Furthermore, we experienced higher second half 2004 and 2003 ASPs as a consequence of the sales mix during those periods reflecting more sales of our more advanced systems.

                        At December 31, 2004 ASML had no deferred revenue from new technology. During 2004, no revenue from new technology was recorded that had been previously deferred.

                        From time to time, ASML repurchases systems that it has manufactured and sold and, following factory-rebuild or refurbishment, resells those systems to other customers. This repurchase decision is driven by market demand expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The number of used systems sold increased from 43 units in 2003 to 66 in 2004. This increase was driven by high utilization of the lithography equipment, which drove our customers to seek opportunities to expand production capacity in their existing production facilities.

                        The experience of customers was also related to a change in product mix, which was driven by specific demand in application areas that required less critical resolution capabilities. The ASP for used systems increased by approximately 27.7 percent, reflecting a further shift from our older PAS 2500 towards our newer PAS 5500 family, including scanner systems.

                        Service sales showed a 15.1 percent increase from EUR 186 million in 2003 to EUR 214 million in 2004. This increase was mainly due to new contract sales with major customers and relocation of systems in the United States, partially offset by a decline in the exchange rate of the USD versus the euro during 2004.

                        In 2004, sales to one customer accounted for EUR 434 million, or 18 percent of net sales. In 2003, sales to one customer accounted for EUR 314 million, or 20 percent of net sales.

                        Gross profit
                        Gross profit as a percentage of net sales in 2004 increased to 36.7 percent from 23.9 percent in 2003. The gross profit on new systems increased from 21.7 percent to 36.2 percent mainly due to lower costs of sales reflecting the results from our cost of goods reduction programs (approximately 6.0 percent positive impact on our gross profit) and improved ASPs (approximately 0.8 percent positive impact on our gross profit). This increase in gross profit was offset by the 2004 product mix (approximately 1.2 percent negative impact on our gross profit). Furthermore, improved utilization of our production facilities positively impacted our gross margin by 6.5 percent, caused by higher sales. Finally, lower costs for obsolete inventory (1.2 percent) and positive currency results (1.2 percent) resulted in higher gross margins.

                        Research and development
                        Research and development costs increased from EUR 306 million in 2003 to EUR 353 million in 2004 primarily due to a charge of EUR 49 million with respect to a cross-license agreement entered into between ASML and Nikon (see paragraph about Settlement of Patent Litigation and Note 17 to our consolidated financial statements).

                        The level of research and development expenditures reflected our continuing effort to introduce several leading edge lithography products for 193 nanometer applications and the newest versions of the TWINSCAN platform, combined with continued investments in 248 nanometer high numerical aperture (NA) program, immersion and EUV.

                        Research and development credits increased from EUR 19 million in 2003 to EUR 22 million in 2004 due to an increased volume of research and development projects that qualified for credits.

                        Selling, general and administrative costs
                        Selling, general and administrative costs decreased by
                        5.2 percent from EUR 213 million in 2003 to EUR 202 million in 2004, mainly due to a continuing increased focus on reducing costs and decreased legal fees associated with patent infringement cases, partially offset by increased IT costs and consultancy fees with respect to implementing provisions of Section 404 of the U.S. Sarbanes-Oxley Act of 2002. Selling, general and administrative costs as a percentage of net sales decreased from 13.8 percent in 2003 to 8.2 percent in 2004, primarily due to an increase in net sales.

                        Restructuring costs
                        In response to the semiconductor industry's continuing downturn and a corresponding decrease in demand for ASML's products and services, on December 18, 2002, we announced measures to contain costs for our lithography business, including customer support, and thereby lower our break-even point. These measures resulted in the recognition of restructuring charges of EUR 78.5 million, recorded during 2002 as cost of sales, for slow-moving and obsolete lithography inventory and impairments of tangible fixed assets. We also announced workforce reductions of approximately 700 positions worldwide. The related lay-off costs were largely recorded in 2003 since the final details of the plan had not been finally determined by December 31, 2002. With respect to these reductions, we recorded in 2003 restructuring charges totaling EUR 6.9 million, of which EUR 4.1 million was reflected in cost of sales and EUR 2.8 million was reflected in restructuring costs. By adjusting labor capacity, we expected to achieve annual cost savings of EUR 49 million. As of December 31, 2003, this plan had been fully effectuated and cash payments equivalent to the full EUR 6.9 million in accrued expenses had been made.

                        The worldwide slowdown in the semiconductor industry continued into 2003 and, on July 16, 2003, ASML announced further workforce reductions of approximately 550 positions worldwide, of which the majority was planned for the Netherlands. During 2003, ASML recorded a provision of EUR 15.3 million as an ongoing benefit arrangement, of which EUR 3.9 million was included in cost of sales and EUR 11.4 million was included in restructuring costs. The amount of the provision was based upon the severance arrangements as agreed with our Works Council in the Netherlands for the previous workforce reductions announced in December 2002. The estimated initial annual cost savings were EUR 47 million. ASML's Board of Management and ASML's Dutch Works Council then commenced a joint study on implementing these workforce reductions in the Netherlands, which delayed the reductions until the beginning of 2004. Thereafter, in response to a sharp improvement in market conditions during 2004, we decreased the reductions to approximately 300 positions worldwide, of which 150 were contract employees with limited rights upon termination. As a result, we recorded a restructuring credit of EUR 12.1 million, EUR 3.8 million of which was recorded in cost of sales and EUR 8.3 million of which was recorded under restructuring expenses. Our payments associated with these workforce reductions were in 2004 EUR 2.5 million and our initially anticipated cost savings were reduced to approximately EUR 24 million.

                        Also during 2003, we recorded restructuring costs of approximately EUR 7 million relating to the consolidation of our office and warehouse facilities at our headquarters in Veldhoven as we ceased using certain of our facilities. The facility exit charges included estimated future obligations for non-cancelable lease payments and the impairment of property and equipment (primarily leasehold improvements) for which there were insufficient cash flows to support the carrying cost. During 2004, we recorded adjustments to the related restructuring provision due to postponed commencement dates of sublease agreements and higher exit costs than originally estimated. This resulted in an additional charge of EUR 3.5 million, EUR 1.1 million of which was recorded in cost of sales and EUR 2.5 million of which was recorded under restructuring expenses.

                        Net interest expense
                        Net interest expense decreased from EUR 29 million in 2003 to EUR 16 million in 2004 due to an increase in interest income and a decrease in interest expense. Our interest income related primarily to interest earned on our cash and cash equivalents. Interest income increased compared with 2003, primarily due to higher cash and cash equivalent balances throughout the year, as a result of an increase in cash flows from operations. Our interest expense relates primarily to our convertible notes. Our interest expense decreased in 2004 compared with 2003, primarily due to repurchases and the redemption of our US$ 520 million
                        4.25 percent Convertible Subordinated Notes during the second half of 2003, partially offset by the issuance in May 2003 of EUR 380 million 5.50% Convertible Subordinated Notes due 2010.

                        Income taxes
                        A corporate income tax rate reduction in the Netherlands was enacted in the fourth quarter of 2004. As a consequence, ASML had to re-measure the valuation of its tax assets and liabilities accordingly. This re-measurement led to a one-time tax charge of approximately EUR 15 million. Income taxes represented
                        35.1 percent of income before taxes in 2004, compared to 32.4 percent in 2003. We believe that this tax rate reduction will lead to a decrease of our consolidated effective tax rate of approximately 3 percentage points for future years to an expected tax rate of approximately 28 percent. See Note 20 to our consolidated financial statements.

                        Discontinued operations
                        Results from discontinued operations comprise the results of our Thermal business, which we substantially divested in October 2003, and our Track business which we terminated in December 2002. As of December 31, 2004, we have substantially completed the discontinuance of the Track business and the divestiture of the Thermal business. We continue to hold a building for sale of approximately EUR 3 million and liabilities for loss contingencies amounting to approximately EUR 5 million.

                        Liquidity
                        Our principal sources of liquidity consist of EUR 1,228 million of cash and cash equivalents, EUR 400 million of available credit facilities as of December 31, 2004, and cash flows from operations. We believe that our operating cash flows and working capital, together with existing cash balances, our availability of existing credit facilities, and improved working capital management will be sufficient to finance our scheduled capital expenditures and to fund our working capital for the next twelve months.

                        Cash flows from operating activities
                        Net cash flows provided by operating activities were EUR 533 million and EUR 257 million in 2003 and 2004, respectively. Cash provided by operating activities in 2004 was primarily derived from ASML's net income for the year partially offset by an increase in accounts receivable and inventories. As ASML has deferred tax assets resulting from net operating losses carried forward, the tax charge of EUR 127 million as included in the profit of the year only resulted in a cash outflow of EUR 7 million for corporate income taxes, leaving a cash inflow from the profit of the year of approximately EUR 355 million. Net cash flows provided by operating activities includes EUR 93 million of depreciation and amortization charges and impairment charges and EUR 34 million for addition to ASML's obsolescence allowance, which do not impact the cash flow. Net accounts receivable increased from EUR 314 million to EUR 503 million due to the high volume of shipments at the end of 2004 compared to 2003. ASML used EUR 149 million of cash to increase inventories in 2004, primarily due to higher anticipated sales in the first quarter of 2005 compared to anticipated sales in the first quarter of 2004 at the end of 2003, which is mainly financed by an increase in accounts payable of EUR 122 million.

                        Cash flows from investing activities
                        Net cash used in investing activities was EUR 49 million in 2003 and EUR 60 million in 2004. The 2004 and 2003 figures mainly related to expenditures in information technology investments and machinery and equipment. The increase in 2004 compared to 2003 results mainly from investments in information technology hardware and software.

                        Cash flows from financing activities
                        Net cash provided by financing activities was EUR 19 million in 2004 compared to EUR 68 million used in financing activities in 2003. In 2004, proceeds from financing activities mainly reflect EUR 20 million in proceeds from the exercise of stock options and EUR 1 million repayments of long term debts. The 2003 amount primarily reflected the redemption and repurchase of all of US$ 520 million of
                        4.25 percent Convertible Subordinated Notes due 2004, partially offset by the issuance of EUR 380 million of
                        5.5 percent Convertible Subordinated Notes due 2010.

                        Employees
                        As of December 31, 2004, and December 31, 2003, the total number of employees in continued operations was 5,071 and 5,059, respectively. We rely on our ability to vary the number of temporary employees to respond to fluctuating market demand for our products.

2005 perspectives       Operational Outlook
                        We are entering 2005 with arguably the best product portfolio in ASML's history: a range of steppers and advanced Step & Scan systems that spans the industry's current wavelengths for both 200-and 300-millimeter wafers. Our ASP is rising steadily, as customer demand migrates toward advanced products for 300-millimeter wafers, an area of even stronger leadership for ASML.

                        We will continue to pursue execution excellence in every aspect of our business. With suppliers, we jointly operate a strategy known as value sourcing, based on quality, logistics, technology and total cost. We strive to attain flexibility, best-of-breed contributions and cost savings in partnership with them. It exemplifies mutual commitment, alongside shared risk and reward.

                        For 2005, we have set new and higher targets for flexibility and efficiency: we are not only focused on maintaining our technology leadership but also on developing further the value we offer customers by improving our cycle time between customer order and system delivery and by strengthening our cost competitiveness.

                        We will continue to nourish ASML's culture of both individual and team commitment within an innovative environment that is focused on customers. We will continue to develop a motivated team of successful people and create opportunities for professional growth.

                        Financial Outlook
                        We have accumulated a significant backlog for deliveries in the first half of 2005: our unit backlog is larger than that of December 2003, and the ASP is significantly higher, as a result of a richer 300 millimeter product mix. However, we remain cautious in our forecast as customer order push-outs are always possible, if overall semiconductor demand were not to materialize as expected. The order backlog as of December 31, 2004 comprises 131 lithography systems with an ASP of EUR 12.9 million. ASML plans to ship 60 systems in the first quarter of 2005 with an expected ASP of approximately EUR 10.7 million. The company has limited visibility for the second half of 2005.

                        The following table sets forth our backlog of systems as of December 31, 2003 and 2004.

                                                           As of December 31           2003         2004

                        ----------------------------------------------------------------------------------

                                        Backlog sales of new systems (units)            103          119
                                       Backlog sales of used systems (units)             21           12
                                      Backlog sales of total systems (units)            124          131
                                  Value of backlog new systems (EUR million)            946        1,664
                                 Value of backlog used systems (EUR million)             47           27
                             Value of backlog of total systems (EUR million)            993        1,691
                                           ASP for new systems (EUR million)            9.2         14.0
                                          ASP for used systems (EUR million)            2.2          2.2

                        Our backlog includes only system orders for which written authorizations have been accepted and shipment dates within 12 months have been assigned. Historically, orders have been subject to cancellation or delay by the customer. Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particulardate is not necessarily indicative of actual sales for any succeeding period.

                        Based upon our backlog as of December 31, 2004, we expect our gross margin in the first half of 2005 will remain in the 38-40 percent range.

                        For 2005, we anticipate research and development costs to range between EUR 70-75 million for the first quarter of 2005 as the company prepares to launch, within a year, its third and fourth generation immersion tools, including systems with hyper-numerical aperture lenses.

                        A corporate income tax rate reduction in the Netherlands has been enacted in the fourth quarter of 2004. This enactment will lead to a decrease of the consolidated effective tax rate to an expected tax rate of approximately 28 percent.

Principal Differences   Beginning in 2005, the European Commission will require
between IFRS and        companies that are quoted on a European stock exchange
Dutch GAAP              market to publish their financial statements in
                        accordance with IFRS. While we intend to continue publishing U.S. GAAP financial statements, we also will comply with IFRS from January 1, 2005 onwards.

                        We have investigated the impact of differences identified between IFRS and Dutch GAAP. The current differences identified that affect our net profit or loss, as well as our shareholders' equity, relate to stock option plans and cash settlement features in our convertible notes. We also refer to the above paragraph about our U.S. GAAP and Dutch GAAP Annual Report in which we discuss that ASML will include capitalization of development costs that meet the capitalization criteria from January 1, 2005 onwards.

                        o Stock option plans: IFRS requires expensing of stock option plans. ASML applies IFRS 2 "Share-Based Payments" with respect to stock options it has granted after November 7, 2002. ASML's IFRS opening balance sheet as of January 1, 2004 includes a reclassification within shareholder's equity between Net Result carried forward and Additional-paid-in capital of EUR 4.2 million before income taxes. ASML's statement of operations was negatively affected by EUR 8.8 million before income taxes for the year ended December 31, 2004.
                        o  Cash settlement features in our convertible notes:
                           ASML has decided to adopt "International Accounting Standard ("IAS") 32 Financial Instruments:
                           Disclosure and Presentation" and "IAS 39 Financial
                           Instruments: Recognition and Measurement" as of January 1, 2005. These cash settlement features are considered as embedded derivatives under IAS 32 and therefore shall be measured at initial recognition at fair value determined in accordance with IAS 39. Subsequent measurement of the embedded derivative asset shall continue to be at fair value, with changes in fair value reported in the statement of operations. The remainder of the fair value of the note instrument after deducting the fair value of the cash settlement features is measured at amortized cost in accordance with IAS 39.

Great people            The Board of Management would like to recognize Doug
at ASML                 Dunn, who retired as Chief Executive Officer on October
                        1, 2004, after five years of dedicated service. Doug was, indeed, the architect of the Company's strategy and the driver behind everyone's efforts, which have led to a stronger competitiveness and financial performance. We all thank him for leaving us with a solid company that has achieved a recognized leadership position in the market.

                        We also want to acknowledge the great employees of ASML. Their hard work, professionalism and commitment are outstanding strengths for our Company.

                        Together, we look forward to a successful 2005.


                        The Board of Management,
                        Veldhoven, January 28, 2005

                              In Control Statement

                        As the Board of Management of ASML, we hereby state that we are responsible for the design, implementation and operation of the Company's internal risk management and control systems. The purpose of these systems is to manage the significant risks to which the Company is exposed in an optimal way. Such systems can never provide absolute assurance regarding achievement of corporate objectives, nor can they provide an absolute and total guarantee that material errors, losses, fraud and the violation of laws or regulations will not occur.

                        To comply with our duties in the area of internal risk management and control systems as mentioned in the previous paragraph, we have used various measures in the course of the year 2004:
                        o strategic evaluations of our business, which take place on an annual basis;
                        o monthly operational review meetings of the Board of Management with ASML's senior management;
                        o quarterly financial planning meetings of the Board of Management with ASML's senior management;
                        o  monthly and quarterly financial reporting;
                        o letters of representation that are signed by our key senior management members on an annual basis in which they confirm that for their responsible area based upon their knowledge (i) an effective system of internal controls and procedures is maintained and (ii) the financial reports fairly present the financial position, results of operations and cash flows;
                        o advice of ASML's Disclosure Committee to our Chief Executive Officer and Chief Financial Officer with respect to the timely review, disclosure, and evaluation of periodic (financial) reports as well as with respect to the maintenance and evaluation of disclosure controls and procedures;
                        o management letters and audit reports provided by our external auditor; and
                        o  ASML's Internal Guidelines on Ethical Business
                           Conduct.

                        We acknowledge the importance of further improvements to our internal control and risk management systems. Therefore, in 2004, ASML started the Sarboxplus project to set up a system to properly manage internal controls over financial reporting, which is required per section 404 of the Sarbanes-Oxley Act ("SOX 404") as from July 2005 onwards. We have prepared an internal plan of action for compliance with SOX 404, which includes a timeline and scheduled activities, although as of the date of this in control statement we have not yet finalized the evaluation. The implementation of this system, which system is based on the COSO model, as well as significant changes and improvements, are regularly reported to and discussed with the Audit Committee. The set up of this system is based on the identification of external and internal risk factors that could influence the operational and financial objectives of the Company and contains a system of monitoring, reporting and operational reviews.

                        All material risk management activities have been discussed with the Audit Committee and the Supervisory Board.

                        For a more extensive description of our risk management activities, we refer to Internal Risk Management and Control Systems, External Factors included in ASML's chapter on Corporate Governance. For a summary of ASML's Risk Factors, we refer to our Management Report. For a detailed description of these risk factors, we refer to our U.S. GAAP Annual Report on Form 20-F.

                        Summary
                        Based on the outcome of the above-mentioned measures, to the best of its knowledge and belief the Board of Management is of the opinion, that these measures provide a reasonable level of assurance, that they are adequate and have operated effectively in the year 2004.

                        Since, we are implementing further procedures whereby internal controls over financial reporting are documented and regularly evaluated on effective design and operation, which is required under SOX 404 as from July 2005 onwards, the above statement by the Board of Management does not imply an assessment on the adequacy and effectiveness of the Company's internal control systems over financial reporting as required by SOX
                        404. Our evaluation of internal controls over financial reporting will be subject to internal and external audit as from 2005 onwards.


                        The Board of Management,
                        Veldhoven, January 28, 2005

                              Statutory Financial
                                   Statements

                        50 Consolidated balance sheets as of December 31, 2003 and 2004

                        51 Consolidated statements of operations for the years ended December 31, 2003 and 2004

                        52 Consolidated statements of cash flows for the years ended December 31, 2003 and 2004

                        53 Notes to the consolidated financial statements

                        88 Company-only balance sheets as of December 31, 2003 and 2004

                        88 Abbreviated Company-only statements of operations for the years ended December 31, 2003 and 2004

                        89 Notes to the Company-only financial statements

                        91 Other information

                        94 Auditor's Report


                                                   Consolidated Balance Sheets(1)

                        Notes                        As of December 31                  2003         2004
                                                        (in thousands)                   EUR          EUR
                        ----------------------------------------------------------------------------------

                                                                Assets
                        6                    Cash and cash equivalents             1,027,806    1,228,130
                        7                     Accounts receivable, net               314,495      503,153
                        8                             Inventories, net               595,017      717,688
                        20              Deferred tax assets short term                49,590       54,554
                        9                         Other current assets               157,912      175,792
                        4                     Assets from discontinued                 5,007        2,695
                                                            operations
                        ----------------------------------------------------------------------------------

                                                  Total current assets             2,149,827    2,682,012

                        20                         Deferred tax assets               325,271      201,100
                        9                                 Other assets                30,711       25,145
                        10                      Intangible assets, net                14,590       31,818
                        11              Property, plant and equipment,               347,883      303,691
                                                                   net
                        ----------------------------------------------------------------------------------

                                                          Total assets             2,868,282    3,243,766

                                         Liabilities and Shareholders'
                                                                Equity
                                                      Accounts payable               220,153      343,228
                        12               Accrued liabilities and other               442,383      453,831
                        20              Deferred tax liabilities short                 2,285        1,332
                                                                  term
                        20                     Current tax liabilities                 8,247       10,037
                        4                Liabilities from discontinued                13,451        4,713
                                                            operations
                        ----------------------------------------------------------------------------------

                                             Total current liabilities               686,519      813,141

                        20                    Deferred tax liabilities               169,641      200,717
                        14, 16              Other deferred liabilities                10,850       20,973
                        13               Convertible subordinated debt               842,543      802,810
                        13                        Other long term debt                17,522       14,523
                        ----------------------------------------------------------------------------------

                                                     Total liabilities             1,727,075    1,852,164
                                            Total shareholders' equity             1,141,207    1,391,602
                                                 Total liabilities and             2,868,282    3,243,766
                                                  shareholders' equity

                        (1) After appropriation of net result for the year.



                                             Consolidated Statements of Operations(1)

                        Notes                         Year ended December 31,           2003         2004
                                        (in thousands, except per share data)            EUR          EUR
                        21                                  Net product sales      1,356,905    2,250,925
                        ----------------------------------------------------------------------------------
                                                            Net service sales        185,832      214,452
                        ----------------------------------------------------------------------------------
                                                              Total net sales      1,542,737    2,465,377

                        5                               Cost of product sales      1,028,362    1,389,556
                                                        Cost of service sales        145,593      170,182
                        ----------------------------------------------------------------------------------
                                                          Total cost of sales      1,173,955    1,559,738

                        ----------------------------------------------------------------------------------
                                                        Gross profit on sales        368,782      905,639

                                               Research and development costs        305,839      352,920
                        19                   Research and development credits        (19,119)     (21,961)
                                    Selling, general and administrative costs        212,609      201,629
                        5                     Restructuring charges (credits)         24,485       (5,862)
                        ----------------------------------------------------------------------------------
                                                      Operating income (loss)       (155,032)     378,913

                                                           Interest income(2)         25,413       27,998
                                                          Interest expense(2)        (54,562)     (44,071)
                        ----------------------------------------------------------------------------------
                                     Income (loss) from continuing operations
                                               operations before income taxes       (184,181)     362,840
                        20          (Provision for) benefit from income taxes         59,675     (127,380)
                         ----------------------------------------------------------------------------------
                                 Net income (loss) from continuing operations       (124,506)     235,460


                                     Loss from discontinued operations before
                        4                                        income taxes        (59,026)           0
                        ----------------------------------------------------------------------------------
                        20                         Benefits from income taxes         23,316            0
                                        Net loss from discontinued operations        (35,710)           0

                                                            Net income (loss)       (160,216)     235,460


                                     Basic and diluted net income (loss) from
                                     continuing operations per ordinary share          (0.26)        0.49
                                     Basic and diluted net income (loss) from
                                   discontinued operations per ordinary share          (0.07)        0.00
                                      Basic and diluted net income (loss) per
                                                               ordinary share          (0.33)        0.49
                                            Number of ordinary shares used in
                                                                    computing
                                            per share amounts (in thousands):
                                                                        Basic        482,240      483,380
                                                                      Diluted        482,240      484,661


                        (1) See Note 4 "Discontinued operations" and Note 5 "Restructuring" to the consolidated financial statements.
                        (2) Reflects netting of intercompany cashpooling activities.



                                                 Consolidated Statements of Cash Flows

                                                        Year ended December 31          2003         2004
                                                        (Amounts in thousands)           EUR          EUR
                        ----------------------------------------------------------------------------------
                                                                                         (as
                                                                                   restated,
                                                                                  see Note 1)
                                          Cash Flows from Operating Activities
                                   Net income (loss) from continued operations      (124,506)     235,460
                         Adjustments to reconcile net income to net cash flows
                                                    from operating activities:
                                                 Depreciation and amortization       144,800       90,215
                                                            Impairment charges        12,100        2,929
                                                  Allowance for doubtful debts         9,113        3,085
                                              Allowance for obsolete inventory        32,431       34,336
                                                         Deferred income taxes       (79,577)     114,701
                        Changes in assets and liabilities that provided (used)
                                                                         cash:
                                                           Accounts receivable       211,627     (192,819)
                                                                   Inventories       118,617     (149,215)
                                                                  Other assets        44,945        1,127
                                                           Accrued liabilities        (8,948)      (5,507)
                                                              Accounts payable         7,231      121,998
                                                          Income taxes payable       164,826          837
                        ----------------------------------------------------------------------------------
                                     Net cash provided by operating activities
                                                    from continuing operations       532,659      257,147

                                          Cash Flows from Investing Activities
                                    Purchases of property, plant and equipment       (48,567)     (74,979)
                           Proceeds from sale of property, plant and equipment         2,638       15,137
                                                 Purchase of intangible assets        (3,099)        (556)
                        ----------------------------------------------------------------------------------
                                         Net cash used in investing activities
                                                    from continuing operations       (49,028)     (60,398)

                                          Cash Flows from Financing Activities
                                                     Proceeds from issuance of
                                                Convertible Subordinated Notes       380,000            0
                                            Payment of underwriting commission        (8,550)           0
                                      Net proceeds from issuance of shares and
                                                                 stock options         6,360       20,031
                                           Redemption and/or repayment of debt      (445,966)      (1,160)
                        ----------------------------------------------------------------------------------
                           Net cash provided by (used in) financing activities
                                                    from continuing operations       (68,156)      18,871

                                                                Net cash flows       415,475      215,620
                                   Effect of changes in exchange rates on cash       (69,165)      (9,416)
                                           Net cash flow provided by (used in)
                                                       discontinued operations        12,736       (5,880)
                        ----------------------------------------------------------------------------------
                                     Net increase in cash and cash equivalents       359,046      200,324
                            Cash and cash equivalents at beginning of the year       668,760    1,027,806
                        ----------------------------------------------------------------------------------
                                  Cash and cash equivalents at end of the year     1,027,806    1,228,130
                                         Supplemental Disclosures of Cash Flow
                                                                  Information:
                                                                Cash paid for:
                                                                      Interest        48,980       45,866
                                                                         Taxes        11,974        7,430
                        ----------------------------------------------------------------------------------
                                           Supplemental non-cash investing and
                                                         financing activities:
                            Conversion of Bonds into 536 and 0 ordinary shares
                                                 respectively in 2003 and 2004            16            0


                 Notes to the Consolidated Financial Statements

                        1. General
                        ASML Holding N.V. (the "Company"), having its corporate seat in Veldhoven, the Netherlands, is a worldwide company engaged in the development, production, marketing, sale and servicing of advanced semiconductor equipment system mainly consisting of lithography systems. ASML's principal operations are in the Netherlands, the United States of America and Asia.

                        The financial statements of the company will be filed at the Chamber of Commerce in Eindhoven, the Netherlands within 8 days after approval by the General Meeting of Shareholders on March 24, 2005.

                        The accompanying consolidated financial statements are stated in thousands of euros ("EUR") unless otherwise mentioned.

                        These Financial Statements, prepared for statutory purposes, have been prepared in accordance with accounting principles generally accepted in the Netherlands ("Dutch GAAP"). For internal and external reporting purposes, ASML follows accounting principles generally accepted in the United States of America ("U.S. GAAP"). The principal difference between ASML's U.S. and Dutch GAAP financial statements is that, under U.S. GAAP, the 2001 merger between Silicon Valley Group ("SVG") and ASML was accounted for as pooling of interests while, under Dutch GAAP, the merger was accounted for under the purchase method. This has resulted in differences in the presentation of the composition of the (comparative) statement of shareholders' equity. We refer for more information to
                        Note 25 to the consolidated financial statements.

                        The order of presentation of assets and liabilities in this statutory annual report is based on U.S. GAAP, which is not in compliance with Dutch GAAP. Doing so, ASML is consistent in presenting its balance sheet with prior year's statutory annual reports and ensures consistency and transparency for its Dutch and US shareholders. Under this format, the order of presentation of assets and liabilities is based on the degree of liquidity.

                        On December 18, 2002 ASML announced the proposed divestiture of its Thermal business, including related customer support activities, and the termination of its activities in the Track business. As a result of this decision, the presentation of the Company's financial statements and the Notes thereto have been retroactively adjusted to reflect the effects of the decision to discontinue these operations. Further reference is made to Note 4.

                        Restatement relating to reclassification of 2003 Consolidated Statements of Cash Flows
                        Subsequent to the issuance of the Company's 2003 financial statements, the Company's management concluded that the presentation under cash flows from investing activities of the capitalization and sale of equipment that is used for demonstration and training purposes for a certain period of time, before it is sold to customers, is inconsistent with the actual initial cash outflow relating to the construction of the equipment, and the ultimate cash inflow relating to the sale of the equipment. The Company's management believes that these cash flows should be considered cash flows from operating activities, since the sale of this equipment is not substantially different from the sale of the Company's other products. As a result, the statement of cash flows for the year ended December 31, 2003 has been restated to classify these cash flows, for all periods presented as cash flows from operating activities. These reclassifications have no impact on the total of ASML's cash flows from operating and investing activities, or on net income (loss) or shareholders' equity as of and for the year ended December 31, 2003.

                        A summary of the effect of the restatement on the cash flows from operating and investing activities for the year ended December 31, 2003 is as follows:

                                                                              Year ended December 31, 2003
                        ----------------------------------------------------------------------------------
                                                                                     As        As restated
                                                                                 previously
                                                                                  reported
                        ----------------------------------------------------------------------------------
                                          Cash flows from operating activities       509,333      532,659
                                          Cash flows from Investing activities       (25,702)     (49,028)
                        ----------------------------------------------------------------------------------
                                                                         Total       483,631      483,631

                        2. Principles of Consolidation
                        The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All intercompany profits, balances and transactions have been eliminated in the consolidation.

                        The Company's material subsidiaries are the following:

                        Name                                  Legal Seat                       Percentage
                                                                                                ownership
                        ----------------------------------------------------------------------------------

                        ASML Netherlands B.V.                 Veldhoven, The Netherlands            100%
                        ASML Finance B.V.                     Veldhoven, The Netherlands            100%
                        ASML MaskTools B.V.                   Veldhoven, The Netherlands            100%
                        ASML Germany GmbH.                    Dresden, Germany                      100%
                        ASML France S.a.r.l.                  Montbonnot, France                    100%
                        ASML (UK) Ltd.                        Paisley, Scotland                     100%
                        ASML Israel (2001), Ltd.              Ramat-Gan, Israel                     100%
                        ASML Ireland Ltd.                     Dublin, Republic of Ireland           100%
                        ASML Italy S.r.l.                     Avezzano, Italy                       100%
                        ASML Hong Kong Ltd.                   Hong Kong, SAR                        100%
                        ASML Singapore Pte. Ltd.              Singapore                             100%
                        ASML Korea Co. Ltd.                   Kyunggi-Do, Republic of Korea         100%
                        ASML Japan, Co. Ltd.                  Kawasaki-shi, Kanagawa-Ken, Japan     100%
                        ASML Shanghai Int. Trading Co. Ltd.   Shanghai Free Trade Zone, Chi         100%
                        ASML (Tianjin) Co. Ltd.               Tianjin, China                        100%
                        ASML Taiwan Ltd.                      Hsinchu, Republic of China            100%
                        ASML Equipment Malaysia Sdn Bhd.      Penang, Malaysia                      100%
                        ASML U.S. Inc.                        Delaware, United States of America    100%
                        ASML Capital US Inc.                  Delaware, United States of America    100%
                        ASML MaskTools Inc.                   Delaware, United States of America    100%
                        ASML Macau Commercial Offshore Ltd.   Macau, China                          100%

                        Assets, shareholders' equity and liabilities of foreign group companies not denominated in euros are for consolidation purposes translated into euros at the rates of exchange prevailing at year end. Income and expenses are translated at the average rates of exchange for the year. Gains and losses resulting from the translation are recorded directly in shareholders' equity.

                        3. Summary of significant accounting policies

                        The accounting principles of the company are summarized below. These accounting principles have all been applied consistently throughout the year and the preceding year. Assets and liabilities are stated at face value unless indicated otherwise.

Goodwill Goodwill represents the excess of the cost of the acquisition over the fair market value of the identifiable assets and liabilities of SVG. Goodwill has been deducted from shareholders equity. For fiscal years beginning on or after January 1, 2001, charging goodwill to equity is no longer allowed by the Dutch Guidelines for Financial Reporting (`Richtlijnen voor de Jaarverslaggeving'). In 2003, Dutch law has followed in this regard. In 2001, ASML concluded charging goodwill to equity was appropriate for the following reasons:
                        o ASML applied the pooling-of-interests method for its U.S. GAAP external reporting purposes;
                        o Shifting international standards with respect to goodwill treatment; and
                        o  Delay in Dutch legislative response on this matter.

                        The Company purchased SVG for EUR 1,772 million using 47 million shares of ASML. The fair market value of the assets purchased totaled EUR 667 million resulting in goodwill EUR 1,135 million. This goodwill was charged directly through shareholders' equity in 2001 (including EUR 30 million merger and acquisition costs).

                        This difference has resulted as of December 31, 2003 and 2004 in a different presentation of the composition of the Shareholders equity between Dutch GAAP and U.S. GAAP. For more information, we refer to Note 25.

Use of estimates        The preparation of the Company's consolidated financial
                        statements in conformity with generally accepted accounting principles necessarily requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Foreign currency        The financial information for subsidiaries outside the
translation             euro-zone is generally measured using local currencies
                        as the functional currency. The financial statements of those foreign subsidiaries are translated into euros in the preparation of ASML's consolidated financial statements. Assets and liabilities are translated into euros at the exchange rate in effect on the respective balance sheet dates. Income and expenses are translated into euros based on the average rate of exchange for the corresponding period. The resulting translation adjustments are recorded directly in shareholders' equity. Currency differences on intercompany loans that have the nature of a long-term investment are also accounted for directly in shareholders' equity.

Derivative financial    The Company principally uses derivative foreign
instruments             currency hedging instruments for the management of
                        foreign currency risks. The Company accounts for derivative financial instruments in accordance with accounting principles generally accepted in the United
                        States. For ASML, these principles in substance do not differ materially from draft directive 290A of the Dutch Guidelines for Financial Reporting. For more information we also refer to Note 15.

                        Cash Flow Hedges
                        Forwards and options used to hedge the impact of the fluctuations in exchange rates on cash flows from purchase activities and sales transactions in non-functional currencies are treated as cash flow hedges. Until the moment of recognition in the statement of operations sales and purchase transactions are not recorded in the accounts of the Company. Therefore the hedges related to these transactions are recorded as cash flow hedges. The changes in fair value of the derivatives are intended to offset changes in the expected cash flows from the underlying transactions. The change in the fair value of cash flow hedges are deferred under accumulated currency translation and other in shareholders' equity until the underlying exposure is recognized in the statement of operations. The critical terms of the hedging instruments are the same as those for the underlying transactions, and thus these hedging relationships are perfectly effective.

                        When the underlying hedged transaction is recognized, the related gain or loss on the cash flow hedge accumulated in accumulated currency translation and other is released to the statement of operations. Gains and losses on hedges on sales transactions are recognized in revenue, while gains and losses on hedges on forecasted purchase transactions are recognized in cost of sales. In the event that the underlying hedged transaction does not occur, or it becomes probable that it will not occur, the gain or loss on the related cash flow hedge is immediately released from accumulated currency translation and other and included in the statement of operations.

                        Interest rate swaps that are being used to hedge changes in the variability of future interest receipts are designated as cash flow hedges. The critical terms of the hedging instruments are the same as those for the underlying assets. Accordingly, all changes in fair value of these derivative instruments are recorded as accumulated currency translation and other. The accumulated changes in fair value of the derivatives are intended to offset changes in future interest cash flows on the assets.

                        The maximum length of time of cash flow hedges is the time elapsed from the moment the exposure is generated until the actual settlement.

                        Fair Value Hedges
                        Forwards used to hedge accounts receivable, accounts payable and other monetary assets and liabilities denominated in non-functional currencies are designated as fair value hedges. Both the changes in the fair value of these hedges and their underlying exposure are recognized in the statement of operations.

                        Interest rate swaps that are being used to hedge the fair value of fixed loan coupons payable are designated as fair value hedges. The change in fair value is intended to offset the change in the fair value of the underlying fixed loan coupons, which is recorded accordingly.

                        The Company records any ineffective portion of foreign currency hedging instruments in sales or cost of sales in the statement of operations. Ineffectiveness of hedging instruments had a positive impact of EUR 0.3 million and EUR 0 million in 2004 and 2003, respectively. The ineffective portion of interest rate swaps is recorded in interest income (expense). The Company did not have benefits or costs due to ineffectiveness of interest rate swaps in 2004 and 2003.

Cash and cash           Cash and cash equivalents consist primarily of highly
equivalents             liquid investments, such as bank deposits, commercial
                        paper and money market funds, with insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition.

Inventories             Inventories are stated at the lower of cost (first-in,
                        first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Allowances are made for slow moving, obsolete or unsaleable inventory.

Intangible assets       Intangible assets include acquired intellectual
                        property rights that are valued at cost or estimated fair value and are amortized on a straight-line basis over the term of the rights ranging from 3 to 10 years.

Property, plant and     Property, plant and equipment are stated at cost, less
equipment               accumulated depreciation and amortization. Depreciation
                        is calculated using the straight-line method based on the estimated useful lives of the related assets. In the case of leasehold improvements, the estimated useful lives of the related assets do not exceed the remaining term of the corresponding lease. The following table presents the assigned economic lives of ASML's property, plant and equipment:

                                                          Category                Assigned economic life
                        ----------------------------------------------------------------------------------
                                       Buildings and constructions                          5 - 40 years
                                           Machinery and equipment                           2 - 5 years
                          Furniture, fixtures and other equipments                           3 - 5 years
                                            Leasehold improvements                          5 - 10 years

                        Certain internal and external costs associated with the purchase and/or development of internally used software are capitalized when both the preliminary project stage is completed and management has authorized further funding for the project, which it has deemed probable to be completed and to be used for the intended function. These costs are amortized on a straight-line basis over the period of related benefit, which ranges primarily from two to five years.

Evaluation of Long-     The Company evaluates its long-lived assets, which
Lived Assets for        include property, plant and equipment and intangible
Impairment              assets, for impairment whenever events or changes in
                        circumstances indicate that the carrying amount of those assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amount of the asset to future discounted net cash flows expected to be generated by the asset. If those assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset. Assets held for sale are reported at the lower of the carrying amount or fair value less the cost to sell.

Revenue Recognition     ASML recognizes revenue when the following four revenue
                        recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller's price to buyer is fixed or determinable; and collectibility is reasonably assured.
                        At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site.
                        Each system undergoes, prior to shipment, a "Factory
                        Acceptance Test" in ASML's clean room facilities, effectively replicating the operating conditions that will be present on the customer's site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system's performance is re-tested upon installation at the customer's site, ASML has never failed to successfully complete installation of a system at a customer premises.

                        Commencing at the end of 2000, ASML departed from its standard revenue recognition policy in connection with the introduction of its TWINSCAN family of lithography systems. Although each TWINSCAN system successfully completed a Factory Acceptance Test prior to shipment, management considered the TWINSCAN to constitute "new" technology for which it did not have sufficient evidence to conclude that (i) installation at the customer site would occur consistently within a pre-determined time period comparable to ASML's other systems; and (ii) upon installation, the system would perform within the specifications for which customer sign-off had been obtained in the pre-shipment Factory

                        Acceptance Test. Consequently, ASML initially deferred all revenue with respect to each TWINSCAN system until installation and acceptance of the system at the customer's premises had been completed. By the end of 2002, however, ASML had successfully shipped and installed a total of 70 TWINSCAN systems, which provided management with sufficient evidence to conclude that installation of TWINSCAN systems would occur consistently within a predetermined time period and that the performance of these systems would not reasonably be different from that exhibited in the pre-shipment Factory Acceptance Test. As a result, at the end of 2002, ASML commenced recognizing revenues from TWINSCAN systems upon shipment. Therefore, no revenue was deferred pending installation of a TWINSCAN system (or any other ASML system) during 2003 or 2004.

                        As ASML's systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely "new" technology occurs infrequently, and has occurred on only one occasion since 2000.

                        ASML anticipates that, in connection with future introductions of new technology, it will initially defer revenue recognition until completion of installation and acceptance of the new technology at customer premises. This deferral would continue until ASML could conclude that installation of the technology in question would occur consistently within a predetermined time period and that the performance of the new technology would not reasonably be different from that exhibited in the pre-shipment Factory Acceptance Test. Any such deferral of revenues, however, could have a material effect on ASML's results of operations for the fiscal period in which the deferral occurred and on the succeeding fiscal period.

                        ASML has no repurchase commitments in its sales terms and conditions. From time to time, however, the Company repurchases systems that it has manufactured and sold and, following refurbishment, resells those systems to other customers. This repurchase decision is driven by market demand expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The Company considers reasonable offers from any vendor, including customers, to repurchase used systems so that it can refurbish, resell and install these systems as part of its normal business operations. Once repurchased, the repurchase price of the used system is recorded in work-in-process inventory during the period it is being refurbished, following which the refurbished system is reflected in finished products inventory until it is sold to the customer.

                        The fair value of installation services provided to customers is initially deferred and is recognized when the installation is completed. The fair value is determined by vendor specific objective evidence ("VSOE") and/or third party evidence. VSOE is determined based upon the prices that ASML charges for installation and comparable services (such as relocating a system to another customer site) on a stand-alone basis, which are subject to normal price negotiations. Prices that ASML charges on a stand-alone basis are also in line with prices charged by other vendors, although the number of third party installers is decreasing.

                        Sales from service contracts are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract.

                        ASML offers customers discounts in the normal course of sales negotiations. These discounts are directly deducted from the gross sales price at the moment of revenue recognition. These discounts do not relate to future purchases or trade-ins with the exception of volume discounts. From time to time, ASML offers volume discounts to a limited number of customers. These discounts depend on the number of systems shipped per calendar year. The related amount is recorded as a reduction in revenue at time of shipment. Generally, there are no other credits or adjustments recognized at shipment.

Accounting for          ASML bills the customer for, and recognizes as revenue,
Shipping and Handling   any charges for shipping and handling costs. The
Fees and Costs          related costs are recognized as cost of sales.

Cost of sales           Costs of product sales comprise direct product costs
                        such as materials, labor, cost of warranty, depreciation, shipping and handling costs and related overhead costs. Repayments of certain technical development credits, which are calculated as a percentage of sales, are also charged to cost of product sales (see "Research and development costs and credits," below). ASML accrues for the estimated cost of the warranty on its systems, which includes the cost of labor and parts necessary to repair systems during the warranty period. The amounts recorded in the warranty accrual are estimated based on actual historical expenses incurred and on estimated probable future expenses related to current sales. Actual warranty costs are charged against the accrued warranty reserve. Costs of service sales comprise direct service costs such as materials, labor, depreciation and overhead costs.

Restructuring           ASML applies the criteria defined in directive 252 of
                        the Dutch Guidelines of Financial Reporting:
                        "Provisions" in order to determine when a liability for restructuring or exit costs should be recognized. With respect to employee termination costs, company recognizes restructuring provisions if prior to period ending an authorized plan has been communicated to the employees involved in a sufficient level of detail.

Research and            Costs relating to research and development are charged
development cost and    to operating expense as incurred. ASML receives
credits                 subsidies and other credits only from governmental
                        institutes. These subsidies and other governmental credits to cover research and development costs relating to approved projects are recorded as research and development credits in the period when such costs occur. Technical development credits received from the Dutch government to offset the cost of certain research and development projects are contingently repayable to the extent sales of the equipment developed in such projects occur. Such repayments are calculated as a percentage of sales and are charged to cost of sales.
                        No such repayments are required if such sales do not occur.

Income taxes            The asset and liability method is used in accounting
                        for income taxes. Under this method, deferred tax assets and liabilities are recognized for the tax effect of incurred net operating losses and for tax consequences attributable to differences between the balance sheet carrying amounts of existing assets and liabilities and their respective tax bases. If it is probable that the carrying amounts of deferred tax assets will not be realized, a valuation allowance will be recorded to reduce the carrying amounts of those assets.

Contingencies and       As of December 31, 2004 and 2003, ASML was party to
litigation              various legal proceedings generally incidental to its
                        business, as disclosed in Note 17 to the consolidated financial statements. In connection with these proceedings and claims, ASML's management evaluated, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss could be reasonably estimated. In each case, management determined that either a loss was not probable or was not reasonably estimable. As a result, no estimated losses were recorded as a charge to its statement of operations. Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond
                        ASML's control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. In addition, estimates of the potential costs associated with legal and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, ASML may agree to settle or to terminate a claim or proceeding in which it believes it would ultimately prevail where it believes that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in an expensive and protracted litigation, the outcome of which is uncertain.

Net income (loss) per   Basic net income (loss) per share is computed by
ordinary share          dividing net income (loss) by the weighted average
                        ordinary shares outstanding. Diluted net income per share reflects the potential dilution that could occur if options issued under ASML's stock compensation plan were exercised, and if ASML's convertible loans were converted, unless the exercise of the stock options or conversion of the convertible notes would have an anti-dilutive effect. ASML's convertible bonds were anti-dilutive in 2003 and 2004, however, certain stock options had a dilutive effect in 2004.

                        Excluded from the diluted weighted average share outstanding calculation are Cumulative Preference Shares contingently issuable to the preference share foundation as they represent a different class of stock than the Ordinary Shares.

Segment disclosure      Prior to 2002, ASML reported in two business segments,
                        Lithography and Track & Thermal. As ASML decided in
                        2002 to terminate its Track business and to divest its Thermal business, they are presented as discontinued operations and no longer disclosed as a separate segment. ASML operates in three general geographic areas. See Note 21.

                        4. Discontinued operations
                        On December 18, 2002 ASML announced the proposed sale of its Thermal business and the termination of its manufacturing activities in the Track business. Both discontinued businesses met the criteria of directive 345 "Discontinued Operations" and have been classified accordingly.

                        In December 2002 the Company reviewed its long-lived assets used in the Thermal business for potential impairment and recorded no impairment charges. During 2003, ASML's management again reviewed its long-lived assets for impairment as the Company entered into negotiations with several potential buyers and accordingly recorded pre-tax impairment charges of EUR
                        16.0 million. In October 2003, the Company completed the sale of its Thermal business to a privately held company formed by VantagePoint Venture Partners. At the time of the sale, no further gain or loss was realized. The net loss of the Thermal business amounted to EUR
                        32.3 million in 2003.

                        The termination of the Track business resulted in an exit plan that included workforce reductions, fixed asset impairments and inventory write-offs due to discontinued product lines. The exit plan included the disposal of remaining assets related to the Track business. In 2002, ASML decided to continue to service its existing customers for whom ASML has warranty or other service obligations. Consequently, customer support related to the Track business was not included in discontinued operations for 2002. In June 2003, ASML sold certain of its fixed assets and inventories related to its Track business to Rite Track. No gain or loss was realized on the sale. The net loss of the Track business amounted to EUR 3.4 million in 2003 and related mainly to impairment charges recorded on a building in the United States, previously used by the Company's Track business.

                        This impairment was determined on the difference between the building's estimated fair value and its carrying value.

                        As of December 31, 2004, ASML has substantially completed the discontinuation of the Track business and the divesture of the Thermal business. ASML continues to hold a related building for sale of approximately EUR 3 million and liabilities for loss contingencies amounting to approximately EUR 5 million.

                                           Year ended December 31             2003                2004
                                                   (in thousands)              EUR                 EUR
                        ----------------------------------------------------------------------------------
                                                         Revenues
                                                            Track            2,514                   0
                                                          Thermal           38,198                   0
                        ----------------------------------------------------------------------------------
                                                            Total           40,712                   0

                               Loss from discontinued operations,
                                                     net of taxes
                                       Track loss from operations           (1,456)                  0
                                                 Track exit costs           (1,944)                  0
                                     Thermal loss from operations          (21,906)                  0
                                               Thermal exit costs          (10,404)                  0
                        ----------------------------------------------------------------------------------
                                                            Total          (35,710)                  0


                         Summarized assets and assumed liabilities from discontinued operations are as follows:

                                                As of December 31             2003                2004
                                                   (in thousands)              EUR                 EUR
                        ----------------------------------------------------------------------------------
                                                           Assets
                                            Tangible fixed assets            3,167               2,695
                                                      Receivables            1,840                   0
                        ----------------------------------------------------------------------------------
                                                     Total Assets            5,007               2,695

                                                      Liabilities
                                              Accrued liabilities           13,451               4,713
                        ----------------------------------------------------------------------------------
                                                Total Liabilities           13,451               4,713


                         ASML organizes its financing activity at the corporate level and does not allocate funding to individual net assets identified as assets from discontinued
                         operations. The following table represents cash flows directly attributable to
                         ASML's discontinued operations.

                                                As of December 31             2003                2004
                                                   (in thousands)              EUR                 EUR
                        ----------------------------------------------------------------------------------
                                   Net cash provided by (used in)
                            operating activities of discontinued
                                                      operations            12,736              (5,880)
                        ----------------------------------------------------------------------------------
                                   Net cash provided by (used in)
                                          discontinued operations           12,736              (5,880)
                        ----------------------------------------------------------------------------------


                        5. Restructuring
Restructuring           On October 16, 2001, as a consequence of the downturn
Plan 2001               in the semiconductor industry, ASML announced cost
                        reductions and a restructuring plan ("Restructuring plan 2001") which resulted in the consolidation of manufacturing facilities and discontinuance of certain product lines related to SVG that overlapped with products of ASML. As a result of this restructuring plan, the Company recorded restructuring charges in 2001 for an amount of EUR 402.7 million mainly relating to inventory write-offs, purchase commitments, fixed asset write-offs and severance payments. This restructuring provision was mainly used in 2001, 2002 and 2003. Adjustments to the Restructuring plan 2001, amounting to EUR 1.4 million, have been recognized in 2003, and are classified as cost of sales (the same line as where the initial charges were recorded). These adjustments relate mainly to more favorable settlement agreements with vendors of purchase commitments than the Company had estimated.

Restructuring           In response to the semiconductor industry's continuing
Plan 2002               downturn and a corresponding decrease in demand for
                        ASML's products and services, on December 18, 2002, ASML announced measures to contain costs for our lithography business, including customer support, and thereby lower our break-even point ("Restructuring plan
                        2002"). The Restructuring plan 2002 did not impact any processes or products.

                        These measures resulted in the recognition of restructuring charges of EUR 78.5 million, recorded during 2002 as cost of sales, for slow-moving and obsolete lithography inventory and impairments of tangible fixed assets. Fixed asset impairments were recorded as a consequence of insufficient cash flows to support the carrying cost of these assets as a consequence of their reduced marketability, due to the global semiconductor industry downturn. The impairment charges were determined on the basis of the difference between the assets' estimated fair value and their carrying value. The fair value was determined based upon data gained in the Company's ongoing resale of used systems.

                        The Company also announced workforce reductions of approximately 700 positions worldwide. The related lay-off costs were recorded in 2003 since the final details on the plan had not been finally determined by December 31, 2002. With respect to these reductions, ASML recorded in 2003 restructuring charges totaling EUR 6.9 million, of which EUR 4.1 million was reflected in cost of sales and EUR 2.8 million was reflected in restructuring charges. By adjusting labor capacity, the Company expected to achieve annual cost savings of EUR 49 million. As of December 31, 2003, this plan had been fully effectuated.

Restructuring           The worldwide slowdown in the semiconductor industry
Plan 2003               continued into 2003 and, on July 16, 2003, ASML
                        announced further workforce reductions of approximately
                        550 positions worldwide, of which the majority was planned for the Netherlands ("Restructuring plan
                        2003"). During 2003, ASML recorded a provision of EUR
                        15.3 million as an ongoing benefit arrangement, of which EUR 3.9 million was included in cost of sales and EUR 11.4 million was included in restructuring costs.
                        The amount of the provision was based upon the severance arrangements as agreed with our Works Council in the Netherlands for the workforce reductions included in ASML's Restructuring Plan 2002. The estimated initial annual cost savings were EUR 47 million. ASML's Board of Management and ASML's Dutch
                        Works Council then commenced a joint study on implementing these workforce reductions in the Netherlands, which delayed the reductions until the beginning of 2004. Thereafter, in response to a sharp improvement in market conditions during 2004, the Company decreased the reductions to approximately 300 positions worldwide, of which 150 were contract employees with limited rights upon termination. As a result, ASML recorded a restructuring credit of EUR
                        12.1 million, EUR 3.8 million of which was recorded in cost of sales and EUR 8.3 million of which was recorded under restructuring expenses.

                        The Company's payments associated with these workforce reductions were EUR 2.5 million in 2004 and ASML's initially anticipated cost savings were reduced to approximately EUR 24 million.

                        Also during 2003, ASML recorded restructuring costs of approximately EUR 6.8 million relating to the consolidation of its office and warehouse facilities at the headquarters in Veldhoven as the Company ceased using certain of its facilities. The facility exit charges included estimated future obligations for non-cancelable lease payments and the impairment of property and equipment (primarily leasehold improvements) for which there are insufficient cash flows to support the carrying cost. During 2004, ASML recorded adjustments to the related restructuring provision due to postponed commencement dates of sublease agreements and higher exit costs than originally estimated. This resulted in an additional charge of EUR 3.5 million, EUR 1.1 million of which was recorded in cost of sales and EUR 2.5 million of which was recorded under restructuring charges.

                        The Restructuring plan 2003 did not impact any processes or products.

Tabular Disclosures     The restructuring charges and adjustments recorded
of Restructuring        during 2003 and 2004, totaling EUR 29 million and EUR
                        (9) million, respectively, consist of the amounts set forth in detail in the following table:


                                           Year ended December 31             2003                2004
                                                   (in thousands)              EUR                 EUR
                        ----------------------------------------------------------------------------------
                             Inventory and other asset write-offs            1,810                   0
                        ----------------------------------------------------------------------------------
                                                      Subtotal(1)            1,810                   0
                                            Building Closure cost            6,833                   0
                                               Severance Payments           22,182                   0
                        ----------------------------------------------------------------------------------
                                                      Subtotal(2)           29,015                   0
                               Adjustments to prior year plans(2)           (1,673)             (8,556)
                        ----------------------------------------------------------------------------------
                                      Total restructuring charges           29,152              (8,556)
                        ----------------------------------------------------------------------------------


                        (1) These restructuring charges are directly posted to the related assets.
                        (2) These restructuring charges correspond to additions and adjustments in
                               ASML's restructuring provision.

                        All of the foregoing restructuring charges are recorded in ASML's statements of operations either in cost of sales or in restructuring charges, as summarized in the following table for the years ended December 31, 2003 and 2004:

                                           Year ended December 31             2003                2004
                                                   (in thousands)              EUR                 EUR
                        ----------------------------------------------------------------------------------
                                                    Cost of sales            4,667              (2,694)
                                            Restructuring Charges           24,485              (5,862)
                        ----------------------------------------------------------------------------------
                                                            Total           29,152              (8,556)


                        The following table summarizes, per restructuring plan, the movement in the restructuring provision for the two years ended December 31, 2004:

                          Restructuring plan announced in    2001        2002         2003        Total
                                           (in thousands)     EUR         EUR          EUR          EUR
                        ----------------------------------------------------------------------------------
                          Balance as of December 31, 2002  11,826           -            -       11,826
                                                Additions       0       6,911       22,104       29,015
                                  Utilization of the year  (6,086)     (6,906)      (2,100)     (15,092)
                                              Adjustments  (1,440)          -         (233)      (1,673)
                               Effect of foreign currency
                                              translation  (1,506)         (5)           -       (1,511)
                        ----------------------------------------------------------------------------------
                          Balance as of December 31, 2003   2,794           0       19,771       22,565
                                  Utilization of the year  (2,323)          -       (7,774)     (10,097)
                                              Adjustments       0           -       (8,556)      (8,556)
                               Effect of foreign currency
                                              translation     114           -            0          114
                        ----------------------------------------------------------------------------------
                          Balance as of December 31, 2004     585           0        3,441        4,026



                        The following table summarizes, per category, the movement in the restructuring provision for the two years ended December 31, 2004:

                                                 Category    Purchase    Building     Severance
                                                           commitments closure costs  payments      Total
                                           (in thousands)       EUR         EUR          EUR         EUR
                        ----------------------------------------------------------------------------------
                          Balance as of December 31, 2002    10,026       1,800            0      11,826
                                                Additions         0       6,833       22,182      29,015
                                  Utilization of the year    (4,711)     (3,475)      (6,906)    (15,092)
                                              Adjustments    (3,326)      1,653            0      (1,673)
                               Effect of foreign currency
                                  translation                (1,111)       (395)          (5)     (1,511)
                        ----------------------------------------------------------------------------------
                          Balance as of December 31, 2003       878       6,416       15,271      22,565
                                  Utilization of the year      (914)     (6,705)      (2,478)    (10,097)
                                              Adjustments         0       3,546      (12,102)     (8,556)
                               Effect of foreign currency
                                              translation        36          78            0         114
                        ----------------------------------------------------------------------------------
                          Balance as of December 31, 2004         0       3,335          691       4,026


                        ASML's net cash outflows in 2003 and 2004 for exit plans were EUR 15.1 million and EUR 10.1 million, respectively. At the end of 2003, we anticipated that the entire restructuring provision, amounting to EUR
                        22.6 million, would be expended in cash. The amount of cost savings expected in periods following implementation of the abovementioned restructuring plans relate primarily to reduction in workforce and was estimated in the aggregate at EUR 156 million on an annual basis in continuing operations.

                        Substantially all restructuring plans have been executed at year end 2004.

                        6. Cash and cash equivalents
                        Cash at December 31, 2004 includes short-time deposits for the amount of EUR 979 million (2003: EUR 718 million), commercial papers for an amount of EUR 115 million (2003: EUR 176 million), investments in liquidity funds for an amount of EUR 103 million (2003:
                        EUR 101 million) and interest-bearing bank accounts for an amount of EUR 31 million (2003: EUR 33 million). No further restrictions on usage of cash and cash equivalents exist.

                        7. Accounts receivable

                        Accounts receivable consist of the following:

                                              As of December 31              2003            2004
                                                 (in thousands)               EUR             EUR
                        ----------------------------------------------------------------------------------
                                      Gross accounts receivable           320,691         507,970
                                   Allowance for doubtful debts            (6,196)         (4,817)
                        ----------------------------------------------------------------------------------
                                        Net accounts receivable           314,495         503,153

                        A summary of activity in the allowance for doubtful debt:

                                         Year ended December 31              2003            2004
                                                 (in thousands)               EUR             EUR
                        ----------------------------------------------------------------------------------
                                   Balance at beginning of year              (324)         (6,196)
                                   Utilization of the provision             3,241           4,464
                           Additional provision for the year(1)            (9,113)         (3,085)
                        ----------------------------------------------------------------------------------
                                   Balance at beginning of year            (6,196)         (4,817)

                        (1) Addition for the year is recorded in cost of sales.

                        8. Inventories

                        Inventories consist of the following:

                                              As of December 31              2003            2004
                                                 (in thousands)               EUR             EUR
                        ----------------------------------------------------------------------------------
                                                  Raw materials           229,740         180,936
                                                Work-in-process           319,209         416,480
                                              Finished products           259,690         283,338
                        ----------------------------------------------------------------------------------
                                       Total inventories, gross           808,639         880,754
                              Allowance for obsolescence and/or
                                             Lower market value          (213,622)       (163,066)
                        ----------------------------------------------------------------------------------
                                         Total inventories, net           595,017         717,688

                        A summary of activity in the allowance for obsolescence is as follows:

                                         Year ended December 31              2003            2004
                                                 (in thousands)               EUR             EUR
                        ----------------------------------------------------------------------------------
                                   Balance at beginning of year          (285,264)       (213,622)
                                          Provision of the year           (32,431)        (34,336)
                                       Effect of exchange rates            22,976           5,280
                                   Utilization of the provision            81,097          79,612
                        ----------------------------------------------------------------------------------
                                   Balance at beginning of year          (213,622)       (163,066)

                        9. Other Assets

                        Other non-current assets consist of the following:

                                              As of December 31              2003            2004
                                                 (in thousands)               EUR             EUR
                        ----------------------------------------------------------------------------------
                                    Compensation plan assets(1)             8,720           7,672
                                               Prepaid expenses            16,130          12,028
                            Subordinated loan granted to lessor
                         Inrespect of Veldhoven headquarters(2)             5,445           5,445
                                                          Other               416               0
                        ----------------------------------------------------------------------------------
                                   Total other long-term assets            30,711          25,145

                        (1) For further details on compensation plan refer to Note 14. Employee Benefits.
                        (2) For further details on loan granted to lessor in respect of Veldhoven headquarters refer to Note 16. Commitments, contingencies and guarantees.

                        Other current assets consist of the following:

                                         Year ended December 31              2003            2004
                                                 (in thousands)               EUR             EUR
                        ----------------------------------------------------------------------------------
                                      Advance payments to Zeiss            71,268          72,375
                                                            VAT            16,528          38,464
                                            Loan to Micronic AB            35,242               0
                                               Prepaid expenses            31,813          22,703
                                                          Other             3,061          42,250
                        ----------------------------------------------------------------------------------
                                     Total other current assets           157,912         175,792

                        Zeiss is the Company's sole supplier of lenses and, from time to time, receives non-interest advance payments from the Company that assist in financing Zeiss' work in progress and thereby secure lens deliveries to the Company. Amounts owed under these advance payments are repaid through lens deliveries. The Company does not maintain a loss allowance against these advances, but periodically monitors Zeiss' financial condition to confirm that no provision is necessary.

                        Micronic AB ("Micronic") is a Swedish company specialized in software solutions for the lithography industry. In June 2001, ASML granted Micronic a convertible loan in the principal amount of 320 million Swedish kronor or approximately EUR 35 million to support Micronic's research in the field of maskless technology. The loan was repayable on July 31, 2004 or could be converted into 1 million shares of Micronic upon the request of ASML. In July 2004, Micronic fully repaid the outstanding loan.

                        10. Intangible assets
                        In 1999, ASML obtained, through its purchase of the business of MaskTools, the intellectual property rights relating to Optical Proximity Correction technology. This technology enhances leading edge lithography systems to accurately and reliably print line widths below 0.2 micron. These rights have been valued at cost and are amortized on a straight-line basis over their estimated useful life of 10 years.

                        In 2003, ASML acquired a patent portfolio, relating to dual stage technology. This patent portfolio has been valued at cost and is amortized on a straight-line basis over its estimated useful life of 3 years.

                        Pursuant to agreements executed on December 10, 2004 (effective November 12, 2004), ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included a cross-license of patents related to lithography equipment used to manufacture semiconductor devices and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML made an initial payment to Nikon of US$ 60 million (approximately EUR 49 million) in 2004 and is obligated to make additional payments to Nikon of US$9 million (approximately EUR 7 million) each in 2005, 2006 and 2007. An amount of EUR 49 million was reflected as research and development expenses in ASML's statement of operations for the year ended December 31, 2004. The remaining value, in an amount of EUR 21 million has been capitalized under intangible assets and will be amortized on a straight-line basis over a period of 5 years under cost of sales.

                                              As of December 31              2003            2004
                                                 (in thousands)               EUR             EUR
                        ----------------------------------------------------------------------------------
                                                           Cost
                                             Balance, January 1            20,475          23,574
                                                      Additions             3,099          22,143
                        ----------------------------------------------------------------------------------
                                           Balance, December 31            23,574          45,717

                                        Acumulated amortization
                                             Balance, January 1             6,406           8,984
                                                   Amortization             2,578           4,915
                        ----------------------------------------------------------------------------------
                                           Balance, December 31             8,984          13,899

                                    Net book  value December 31            14,590          31,818

                         Estimated amortization expenses relating to intangible assets for the next five years are
                                                           2005             8,184
                                                           2006             6,708
                                                           2007             6,483
                                                           2008             6,260
                                                           2009             4,183
                                                     Thereafter                 0

                        11. Property, plant and equipment

                        Property, plant and equipment consist of the following:

                                                                                    Furniture,
                                                 Buildings   Machinery   Leasehold    fixtures
                                                  and con-         and    improve-   and other
                                                structions   Equipment       ments   equipment      Total
                               (in thousands)          EUR         EUR         EUR         EUR       EUR
                        ----------------------------------------------------------------------------------
                                         Cost
                           Balance, January 1    1,150,112     477,714       98,537    168,587    894,950
                                    Additions        4,297      39,405       10,875     34,629     89,206
                                    Disposals       (8,472)    (59,619)      (2,434)   (19,561)   (90,086)
                        Effect exchange rates       (5,627)    (10,801)        (328)    (1,284)   (18,040)
                        ----------------------------------------------------------------------------------
                                      Balance
                            December 31, 2004      140,310     446,699      106,650    182,371    876,030

                                  Accumulated
                                 depreciation
                             Balance January 1      57,579     311,201       47,279    131,008    547,067
                               Depreciation(1)       4,338      54,935       14,565     16,995     90,833
                                     Disposals        (111)    (35,564)        (826)   (17,381)   (53,882)
                            Effect of exchange
                                         rates      (2,784)     (7,493)        (204)    (1,198)   (11,679)
                        ----------------------------------------------------------------------------------
                                       Balance
                             December 31, 2004      59,022     323,079       60,814    129,424    572,339

                             Net Book Value(2)
                             December 31, 2003      92,533     166,513       51,258     37,579    347,883
                             December 31, 2004      81,288     123,620       45,836     52,947    303,691

                        (1) Includes impairment charges for machinery and equipment of EUR 2,929

                        (2) Includes as of December 31, 2004 and 2003 assets under construction, respectively, for buildings and constructions of EUR 1,336 and EUR 591, machinery
                        & equipment of EUR 2,592 and EUR 2,310, leasehold improvements of EUR 5,914 and
                        EUR 38 and furniture, fixtures and other equipment of EUR 18,653 and EUR 8,383

                        The majority of the Company's disposals relate to machinery and equipment, primarily consisting of demonstration systems and training systems. These systems are similar to the ones ASML sells in its ordinary course of business. They are capitalized under fixed assets because they are held and, at the time they are placed in service, expected to be used for a period longer than one year. These systems are recorded at cost and depreciated over their useful life. From the moment these assets are no longer held for use but intended for sale, they are reclassified from fixed assets to inventory at the lower of their carrying value or fair market value. The cost of sales for these systems includes this value and the additional costs of refurbishing (materials and labor). When sold, the proceeds and cost of these systems are recorded as revenue and cost of sales, respectively, identical to the treatment of other sales transactions.

                        During 2004 and 2003, the Company recorded impairment charges of EUR 2.9 million and EUR 12.1 million, respectively, in cost of sales on machinery and equipment, for which there are insufficient cash flows to support the carrying cost. The impairment charges were determined based on the difference between the assets' estimated fair value and their carrying value.

                        12. Accrued liabilities and other

                        Accrued liabilities and other consist of the following:

                                               As of December 31              2003            2004
                                                  (in thousands)               EUR             EUR
                        ----------------------------------------------------------------------------------
                                                Deferred revenue            59,966          87,107
                                                        Warranty            15,496          19,660
                                  Materials and costs to be paid            65,554          86,820
                                         Advances from customers           187,677         141,516
                                         Personnel related Items            53,229          83,296
                                               Investment crdits            12,282           1,450
                                                   Restructuring            22,565           4,026
                                                           Other            25,614          29,956
                        ----------------------------------------------------------------------------------
                             Total accrued liabilities and other           442,383         453,831

                        Advances from customers consist of down payments made by customers prior to shipment for systems included in ASML's current product portfolio or systems currently under development.

                        The Company provides standard warranty coverage on its systems for twelve months, providing labor and parts necessary to repair systems during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty cost is based on historical product performance, expected results from improvement programs and field expenses. Based upon historical service records, the Company calculates the charge of average service hours and parts per system to determine the estimated warranty charge and updates these estimated charges periodically. Changes in product warranty liabilities for the years 2003 and 2004 are as follows:

                                               As of December 31              2003            2004
                                                  (in thousands)               EUR             EUR
                        ----------------------------------------------------------------------------------
                                              Balance, January 1            24,292          15,496
                                                       Additions            16,090          27,357
                                                           Usage           (23,084)        (20,506)
                                        Effect of exchange rates            (1,802)         (2,685)
                        ----------------------------------------------------------------------------------
                                            Balance, December 31            15,496          19,660

                        13. Long-term debt and borrowing arrangements
                        The Company's obligations to make principal repayments under long-term debt and borrowing arrangements as of December 31, 2004, for the next five years and thereafter, assuming no conversions of the Company's convertible notes occur and excluding the fair value of interest rate swaps used to hedge the fair value and excluding interest expense, are as follows:


                                                            2005              1127
                                                            2006           432,278
                                                            2007             2,056
                                                            2008               509
                                                            2009               509
                                                      Thereafter           380,602
                        ----------------------------------------------------------------------------------
                                                           Total            817,081

Convertible             The following table summarizes the Company's outstand-
debt securuities        ing Convertible Subordinated Notes as of December 31,
                        2004 and 2003, including fair value of interest rate swaps used to hedge the fair value of the underlying fixed loan coupon:

                                               As of December 31              2003            2004
                                                  (in thousands)               EUR             EUR
                        ----------------------------------------------------------------------------------
                            5.75 percent convertible
                                                 Notional amount           455,285         421,431
                                  Fair value interest rate swaps             8,411               0
                                                           Total           463,696         421,431
                        ----------------------------------------------------------------------------------
                            5.50 percent convertible
                                                 Notional amount           380,000         380,000
                                  Fair value interset rate swaps            (1,153)          1,379
                                                           Total           378,847         381,379
                        ----------------------------------------------------------------------------------
                                          Total convertible debt           842,543         802,810


                        In July and August 2003, ASML repurchased US$ 139.6 million of its US$ 520 million principal amount of its
                        4.25 percent Convertible Subordinated Notes due November 30, 2004. In December 2003, ASML redeemed all of the 4.25 percent notes that remained outstanding, at a redemption price of 100.85 percent of their principal amount plus accrued interest. Prior to redemption, bondholders converted bonds for a total of US$ 120 thousand into 3,218 (on a post-share split basis) ordinary shares, of which US$ 20 thousand were converted into 536 shares in 2003. On December 5, 2003, the Company redeemed the remaining US$ 380.3 million of convertible notes.

                        In October 2001, ASML completed an offering of US$ 575 million principal amount of its 5.75 percent Convertible Subordinated Notes due October 15, 2006, with interest payable semi-annually on April 15 and October 15 of each year, commencing on April 15, 2002. The notes are convertible into 30,814,576 ordinary shares at US$ 18.66 (EUR 13.68) per share, subject to adjustment, at any time prior to maturity. ASML may pay cash (based on the trading prices of ASML's shares) in lieu of delivering shares upon conversion. At any time on or after October 22, 2004, the notes are redeemable at the option of ASML, in whole or in part, at 100 percent of its principal amount, together with accrued interest, provided that the Company's shares close above 130 percent of the conversion price for twenty trading days out of a thirty-day period. During 2004 none of the notes were converted into ordinary shares.

                        In May 2003, ASML completed an offering of EUR 380 million principal amount of its 5.50 percent Convertible Subordinated Notes due 2010, with interest payable annually on May 15 of each year, commencing on May 15, 2004. The notes are convertible into an aggregate of 26,573,426 ordinary shares at a conversion price of EUR 14.30 per share, subject to adjustment, at any time prior to maturity. ASML may pay cash (based on the trading prices of ASML's shares) in lieu of delivering shares upon conversion. Unless previously converted, the notes are redeemable at 100% of its principal amount on May 15, 2010. The notes are redeemable at the option of ASML, in whole or in part, at any time on or after May 27, 2006, provided that ASML's shares close above 150% of the conversion price for twenty trading days out of a thirty-day period.

                        The Company uses interest rate swaps to hedge the risk from interest rate fluctuations. As of December 31, 2004 and 2003, deferred interest rate swap proceeds amounting to, respectively, EUR 1.4 million and EUR 7.3 million have been recorded in the balance sheet as an addition to the Company's outstanding Convertible Subordinated Notes.

                        The following table summarizes the estimated fair values of ASML's Convertible Subordinated Notes:


                                As of December 31               2003                    2004
                                                        Notional                Notional
                                                         Amount     Fair Value   Amount     Fair Value
                                   (in thousands)         EUR          EUR        EUR         EUR
                        ----------------------------------------------------------------------------------
                         5.75 percent convertible      455,285       596,992    421,431     517,040

                         5.50 percent convertible      380,000       541,975    380,000     465,245

                         (Source:Bloomberg)

                        The fair value of the Company's long-term debt is estimated based on the quoted market prices as of December 31, 2003 and December 31, 2004, respectively.

Other long              In February 1997, the Company received a US$ 6.5
term debt               million (EUR 4.8 million) loan from the Connecticut
                        Development Authority. The loan has a ten-year term, bears interest at 8.25 percent, and is secured by the Company's U.S. facility in Wilton, Connecticut. At
                        December 31, 2004, the Company's outstanding debt with respect to this loan amounted to US$ 1.9 million (EUR
                        1.4 million).

                        In 1999, the Company assumed three yen-denominated loans in connection with its merger with SVG. Approximately EUR 3.1 million (JPY 432 million) is outstanding at December 31, 2004, which is secured by land and buildings in Japan, is payable in monthly installments through the year 2011, bearing interest at
                        2.5 percent. Approximately EUR 9.7 million (JPY 1,350 million) and EUR 1.4 million (JPY 200 million) was outstanding at December 31, 2004. These loans are unsecured, repayable in 2006 and 2007, and bear interest at a rate of 3.1 percent and 2.2 percent, respectively, payable semi-annually.

                        These loans do not contain any operating covenants.

Lines of credit         During 2004, the Company renewed its available credit
                        facilities. At December 31, 2004, the Company had available credit facilities for a total of EUR 400 million (2003, EUR 288 million), all of which expire in November 2009.

                        The credit facilities, available at December 31, 2004, bear interest at the European Interbank Offered Rate (EURIBOR) or the London Interbank Offered Rate (LIBOR) plus a margin that is dependent on the Company's liquidity position.

                        No amounts were outstanding under these credit facilities at the end of 2004 and 2003. The credit facilities contain certain restrictive covenants, including a requirement that the Company maintains a minimum financial condition ratio, calculated in accordance with a contractually agreed formula. ASML was in compliance with these covenants at December 31, 2003 and 2004. ASML does not currently anticipate any difficulty in continuing to meet these covenant requirements.

                        14. Employee benefits
                        In February 1997, SVG adopted a non-qualified deferred compensation plan that allowed a select group of management and highly compensated employees and directors to defer a portion of their salary, bonus and commissions. The plan allowed SVG to credit additional amounts to participants' account balances, depending on the amount of the employee's contribution, up to a maximum of 5 percent of an employee's annual salary and bonus. In addition, interest is credited to the participants' account balances at 120 percent of the average Moody's corporate bond rate.

                        For calendar years 2003 and 2004, participants' accounts were credited at 8.50 percent and 7.57 percent, respectively. SVG's contributions and related interest became 100 percent vested in May 2001 with the merger of SVG and ASML. During fiscal years 2003 and 2004, the expense incurred under this plan was EUR 0.9 million and EUR 0.4 million, respectively. As of December 31, 2003 and 2004, the Company's liability under the deferred compensation plan was EUR 9 million and EUR 5 million, respectively.

                        In July 2002, ASML adopted a non-qualified deferred compensation plan for its U.S. employees that allows a select group of management or highly compensated employees to defer a portion of their salary, bonus, and other benefits. The plan allows ASML to credit additional amounts to the participants' account balances. The participants invest their funds between the investments available in the plan. Participants elect to receive their funds in future periods after the earlier of their employment termination or their withdrawal election, at least 5 years after deferral. There were minor plan expenses in 2004. On December 31, 2003 and 2004, the Company's liability under the deferred compensation plan was EUR 2 million and EUR 3 million, respectively.

Pension plans           ASML maintains various pension plans covering
                        substantially all of its employees. The Company's approximately 2,600 employees in the Netherlands participate in a multiemployer union plan determined in accordance with the collective bargaining agreements effective for the industry in which ASML operates. This multi-employer plan spans approximately 1,400 companies and 145,000 workers. The plan monitors its risks on a global basis, not by company or employee, and is subject to regulation by Dutch governmental authorities. By law (the Dutch Pensions and Savings
                        Act), a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of the plan's assets to its obligations. This coverage ratio must exceed 100% for the total plan. Every company participating in a Dutch multi-employer union plan contributes a premium calculated as a percentage of its total pensionable salaries, with each company subject to the same percentage contribution rate. The pension rights of each employee are based upon the employee's average salary during employment. ASML's net periodic pension cost for this multi-employer plan for any fiscal period is the amount of the required contribution for that period. ASML also participates in several defined contribution pension plans, with ASML's expenses for these plans equaling the contributions made in the relevant fiscal period.

                        The Company's pension costs for all employees were:

                                                Year ended December 31       2003       2004
                                                        (in thousands)        EUR        EUR
                        ----------------------------------------------------------------------------------
                         Pension plan based on multi-employer union plan     16,514     17,747
                             Pension plans based on defined contribution      6,636      8,103
                        ----------------------------------------------------------------------------------
                                                                   Total     23,150     25,850

Bonus plan              ASML has a performance-related bonus plan for senior
                        management, who are not members of the Board of Management. Under this plan, the bonus amount is dependant on the actual performance on corporate, departmental and personal targets. The bonus for senior management can range between 0 percent and 60 percent of their annual salary.

                        The Company's bonus expenses for all participants under this plan were:

                         Year ended December 31   2003    2004
                                 (in thousands)    EUR     EUR
                        ----------------------------------------------------------------------------------
                                Bonus expenses   6,495   7,481

                        The 2004 bonus is accrued for in the statement of operations for the year ended December 31, 2004 and expected to be paid in the first quarter of 2005.

Profit-sharing plan     ASML has a profit-sharing plan covering all employees,
                        who are not members of the Board of Management or senior management. Under the plan, eligible employees receive an annual profit-sharing bonus, based on a percentage of net income relative to sales ranging from 0 to 20 percent of annual salary. The profit-sharing percentage for the years 2003 and 2004 was 0 percent and 5 percent, respectively. This profit-sharing bonus is accrued for in the statement of operations for the year ended December 31, 2004 for an amount of EUR 13.0 million, expected to be paid in the first quarter of 2005.

Stock options           The Company has adopted various stock option plans for
                        its employees. Each year, the Board of Management determines, by category of ASML personnel, the total available number of stock options that can be granted in that year. The determination is subject to the approval of the Supervisory Board and the holders of priority shares of the Company. Options granted under ASML's stock option plans have fixed exercise prices equal to the closing price of the Company's ordinary shares on Euronext on the applicable grant dates.
                        Granted stock options generally vest over a three-year period with any unexercised stock options expiring ten years after the grant date.

                        The estimated weighted average fair value of options granted during 2004 was EUR 7.35 on the date of grant using the Black-Scholes option-pricing model, with the following assumptions: no dividend yield, volatility of
                        68.3 percent, risk-free interest rate of 3.65 percent, no assumed forfeiture rate and an expected life of two years after the vesting period.

                        The following tables have not been restated for discontinued operations:

                        Stock option transactions are summarized as follows:


                                                                                           Weighted average
                                                                                             exercise price
                                                                Number of shares            per share (EUR)
                        ----------------------------------------------------------------------------------
                         Outstanding, December 31, 2002          23,876,448                      25.13
                                                Granted           2,516,980                       9.66
                                              Exercised            (335,977)                     10.98
                                              Cancelled          (1,486,427)                     21.82
                        ----------------------------------------------------------------------------------
                         Outstanding, December 31, 2003          24,571,024                      24.58
                                                Granted           2,485,782                      12.35
                                              Exercised            (875,530)                      9.76
                                              Cancelled            (561,282)                     17.73
                        ----------------------------------------------------------------------------------
                          Outstanding December 31, 2004          25,619,994                      23.19
                         Exercisable, December 31, 2004          19,568,177                      26.65
                         Exercisable, December 31, 2003          15,494,969                      23.99

                         Information with respect to stock options outstanding at December 31, 2004 is as follows:


                                Options                                             Weighted        Weighted
                            outstanding                                              average         average
                               Range of             Number             Number      remaining  exercise price
                               exercise        outstanding        exercisable    contractual  of outstanding
                           prices (EUR)  December 31, 2004  December 31, 2004   life (years)   options (EUR)
                        ----------------------------------------------------------------------------------
                           2.35 - 9.29         731,527          290,747             5.81             7.49
                          9.30 - 12.79       7,978,576        3,745,482             6.58            11.30
                         12.80 - 31.79      10,840,831        9,462,888             3.06            21.36
                         31.80 - 47.15       6,069,060        6,069,060             5.30            44.00
                                 Total      25,619,994       19,568,177             4.51            23.19

                        Stock Option Extension Plans
                        In 2002, employees were offered an extension of the option period for options granted in 1997 up to and including 2000. For the years 1997 up to and including 1999, this extension is either until October 21, 2008, or October 21, 2005. For 2000, the option period is extended until 2012. Employees who accepted the extension became subject to additional exercise periods in respect of their options. At the modification date, there was no intrinsic value of the modified award because the exercise price under each plan still exceeded ASML's stock price on the modification date.

                        Financing of stock option plans
                        Stock option plans that were issued before 2001 were constructed with a virtual financing arrangement whereby ASML loaned the tax value of the options granted to employees subject to the Netherlands tax-regime. The loans issued under this arrangement are repayable to ASML on the exercise date of the respective option, provided that the option was actually exercised. If the options expire unexercised, the loans are forgiven.

                        15. Financial instruments
                        Financial instruments recorded on the balance sheet include cash and cash equivalents, accounts receivable, accounts payable and convertible subordinated notes. The carrying amounts of all financial instruments approximate fair value due to the short-term nature of these instruments, except for our convertible subordinated notes. See Note 13.

Foreign currency        The Company uses the euro as its invoicing currency
management              in order to limit the exposure to foreign currency
                        movements. Exceptions may occur on a customer by customer basis. To the extent that invoicing is done in a currency other than the euro, the Company is exposed to foreign currency risk.

                        It is the Company's policy to hedge material transaction exposures, such as sales transactions, forecasted cash flows from purchases and accounts receivable/accounts payable. The Company hedges these exposures through the use of foreign exchange options and forward contracts. The use of a mix of foreign exchange options and forwards is aimed at reflecting the likelihood of the transactions occurring. The effectiveness of all outstanding hedge contracts is monitored closely throughout the life of the hedges.

                        During the twelve months ended December 31, 2004, a EUR
                        0.3 million gain was recognized in cost of sales relating to hedges of forecasted transactions that did not occur. As of December 31, 2004, EUR 26.7 million of accumulated currency translation and other represents the total anticipated gain to be released to sales, and EUR 2.8 million is the total anticipated loss to be charged to cost of sales over the next twelve months as the forecasted revenue and purchase transactions occur.

                        It is the Company's policy to hedge material remeasurement exposures. These net exposures from certain monetary assets and liabilities in non-functional currencies are hedged with forward contracts.

                        It is the Company's policy to manage material translation exposures resulting predominantly from ASML's U.S. dollar net investments. Throughout 2004 a proportion of ASML's USD 575 million 5.75 percent Convertible Subordinated Notes due 2006 was assigned to certain of the Company's U.S. dollar net investments. As a result, fluctuations in the Company's balance sheet ratio's resulting from changes in exchange rates are reduced.

Interest rate           The Company has both assets and liabilities that bear
management              interest, which expose the Company to fluctuations in
                        the prevailing market rate of interest. The Company uses interest rate swaps to align the interest typical terms of interest bearing assets with the interest typical terms of interest bearing liabilities. The
                        Company still retains residual financial statement exposure risk to the extent that the asset and liability positions do not fully offset. It is the Company's policy to enter into interest rate swaps to hedge this residual exposure. For this purpose, the Company uses interest rate swaps, both to hedge changes in market value of fixed loan coupons payable due to changes in interest rates as well as to hedge the variability of future interest receipts as a result of changes in market interest rates.

Sensitivity analysis    The Company uses foreign exchange derivatives to manage
derivative financial    its currency risk and interest rate swaps to manage its
instruments             interest rate risk. The following table summarizes the
                        estimated fair values of the Company's financial instruments:


                           As of December 31               2003                        2004
                                                    Notional                    Notional
                                                   Amount(2)     Fair Value    Amount(2)     Fair Value
                           (in thousands)              EUR             EUR          EUR            EUR
                        ----------------------------------------------------------------------------------
                           Forward contracts(1)    54,173             444        82,722          11,547
                           Currency options         8,314            (217)       78,882           8,803
                           Interest rate swaps    981,285           6,102       847,431           1,978


                        (Source:Bloomberg)
                        (1) Includes forward contracts on U.S. dollars, Hong Kong dollars, British Pounds,
                            Israeli Shekel, Japanese Yen, Singapore dollars and Swiss Francs.
                        (2) Net amount of forward and option contracts assigned as a hedge to sales and purchase transactions, and to monetary assets and liabilities.


                        The fair value of forward contracts (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the forward contracts at the reporting date, taking into account current interest rates, current exchange rates and the current creditworthiness of the counterparties.

                        The fair value of currency options (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the option agreements at the reporting date, taking into account current interest rates, current exchange rates, volatility and the current creditworthiness of the counterparties.

                        The fair value of interest rate swaps (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the counterparties.

                        16. Commitments, contingencies and guarantees
                        The Company has various contractual obligations, some of which are required to be recorded as liabilities in the Company's consolidated financial statements, including long- and short-term debt. Others, namely operating lease commitments and purchase obligations, are generally not required to be recognized as liabilities on the Company's balance sheet but are required to be disclosed.

Lease Commitments       The Company leases equipment and buildings under
                        various operating leases. Operating leases are charged to expense on a straight-line basis. See Tabular
                        Disclosure of Contractual Obligations below.

                        In 2003, ASML moved to its Veldhoven headquarters. The Company is leasing these headquarters for a period of 15 years from an entity ("lessor") that was incorporated by a syndicate of 3 banks ("shareholders") solely for the purpose of leasing this building. The lessor's shareholders equity amounts to EUR 1.9 million. Furthermore the shareholders each granted a loan of EUR 11.6 million and a fourth bank granted a loan of EUR 12.3 million. ASML provided the lessor with a subordinated loan of EUR 5.4 million and has a purchase option that is exercisable either at the end of the lease in 2018, at a pre-determined price of EUR
                        24.5 million, or during the lease at the book value of the assets. The total assets of the lessor entity amounted to approximately EUR 54 million at inception of the lease. The total equity investment at risk is approximately 3.6 percent of the lessor's total assets and is not considered and cannot be demonstrated, qualitatively or quantitatively, to be sufficient to permit the lessor to finance its activities without additional subordinated financial support provided by any parties, including the shareholders. ASML determined that it is not appropriate to consolidate the lessor entity as it is not the primary beneficiary. To make this determination, the expected losses and expected residual returns of the lessor were allocated to each variable interest holder based on their contractual right to absorb expected losses and residual returns. The analysis of expected losses and expected residual returns involved determining the expected negative and positive variability in the fair value of the lessor's net assets exclusive of variable interests through various cash flow scenarios based upon the expected market value of the lessor's net assets. Based on this analysis, ASML determined that other shareholders will absorb the majority of the lessor's expected losses, and as a result, ASML is not the primary beneficiary. ASML's maximum exposure to the lessor's expected losses is estimated to be approximately EUR 5.4 million.

Purchase Obligations    The Company enters into purchase commitments with
                        vendors in the ordinary course of business to ensure a smooth and continuous supply chain for key components.
                        Purchase obligations include medium to long-term purchase agreements. These contracts differ and may include certain restrictive clauses. Any identified losses that would result from purchase commitments that are expected to be forfeited are provided for in the Company's financial statements. As of December 31,
                        2004, the Company had purchase commitments for a total amount of approximately EUR 639 million, reflecting our backlog level at the end of 2004. In its negotiations with suppliers the Company continuously seeks to align its purchase commitments with its business objectives.
                        See Tabular Disclosure of Contractual Obligations below.

Other Off-Balance       The Company has certain additional commitments and
Sheet Arrangements      contingencies that are not recorded on its balance
                        sheet but may result in future cash requirements. In addition to the operating lease commitments and the purchase obligations, these off-balance sheet arrangements consist of product warranties and guarantees of subsidiary's debt to a third party.

                        The Company provides guarantees to third parties in connection with transactions entered into by its subsidiaries in the ordinary course of business: These include bank loans reflected in Note 13. Pursuant to a license agreement between Micronic and ASML, ASML will pay to Micronic in the first quarter of 2005 an amount of EUR 20 million. In connection with this payment, a letter of credit for the corresponding amount has been issued.

Tabular Disclosure      The Company's contractual obligations and commercial
of Contractual          commitments as of December 31, 2004 can be summarized
Obligations             as follows:


                                                          Total     Less than     1 - 2     3 - 5        After
                                                                      1 year      years     years      5 years
                             (in thousands)               EUR          EUR         EUR       EUR         EUR
                        ---------------------------------------------------------------------------------------
                          Operating Lease Obligations    234,042     36,596      49,841     39,766     107,839
                                 Purchase Obligations    638,947    602,204      36,743          0           0
                          Other deferred Liabilities(1)   19,790      6,596      13,194          0           0
                        ---------------------------------------------------------------------------------------
                          Total Contractual Obligations  892,779    645,396      99,778     39,766     107,839

                         (1) Other deferred liabilities relate to the additional payments to Nikon due in 2005, 2006 and 2007 with respect to a cross-license of patents related to lithography equipment.

                        Operating lease obligations include leases of equipment and facilities. Rental expense was EUR 53 million and EUR 48 million for the years ended December 31, 2003 and 2004, respectively.

                        Several operating leases for our buildings contain purchase options, exercisable at the option of the Company at the end of the lease, and in some cases, during the term of the lease. The amounts to be paid if ASML should exercise these purchase options at the end of the lease can be summarized as of December 31, 2004 as follows:



                                                          Total     Less than     1 - 2     3 - 5        After
                                                                      1 year      years     years      5 years
                             (in thousands)               EUR          EUR         EUR       EUR         EUR
                        ---------------------------------------------------------------------------------------

                            Purchase Options             69,077        7,714         0      5,627       55,736

                        17. Legal contingencies
                        ASML is party to various legal proceedings generally incidental to its business. Since late 2001, ASML was a party to a series of litigation and administrative proceedings in which Nikon alleges ASML's infringement of Nikon patents relating to photolithography. Pursuant to agreements executed on December 10, 2004 (effective November 12, 2004), ASML and Nikon settled these claims as discussed below. ASML also faces exposure from other actual or potential claims and legal proceedings. In addition, ASML customers may be subject to claims of infringement from third parties alleging that the ASML equipment used by those customers in the manufacture of semiconductor products, and/or the methods relating to use of the ASML equipment, infringes one or more patents issued to those third parties. If these claims were successful, ASML could be required to indemnify such customers for some or all of any losses incurred or damages assessed against them as a result of that infringement.

                        The Company accrues for legal costs related to litigation in its statement of operations at the time when the related legal services are actually provided to ASML.

                        Patent litigation with Nikon
                        From 2001 through late 2004, ASML was a party to a series of civil litigations and administrative proceedings in which Nikon alleged ASML's infringement of Nikon patents relating to photolithography. ASML in turn filed claims against Nikon.

                        Pursuant to agreements executed on December 10, 2004 (effective November 12, 2004), ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an agreement to dismiss all pending patent litigation between the companies, an exchange of releases, a cross-license of patents related to lithography equipment used to manufacture semiconductor devices and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML made an initial payment to Nikon of US$ 60 million (approximately EUR 49 million) in 2004, and is obligated to make additional payments to Nikon of US$ 9 million in 2005, 2006 and 2007. Zeiss made an initial payment to Nikon of US$ 40 million (approximately EUR 32 million) in 2004, and is required to make additional payments to Nikon of US$ 6 million in 2005, 2006 and 2007.

                        Ultratech case U.S.
                        In May 2000, Ultratech Stepper, Inc. ("Ultratech") filed a lawsuit against ASML that is proceeding in the United States District Court for the Northern District of California. Ultratech alleges that ASML is infringing Ultratech's rights under a United States patent in connection with its manufacture and commercialization in the U.S. of advanced photolithography equipment embodying technology that, in particular, is used in Step & Scan equipment. Ultratech's complaint seeks injunctive relief prohibiting future sales and damages for past sales of this equipment. Ultratech may also seek prejudgment interest. Ultratech's complaint also seeks enhanced damages based on alleged willful infringement. If the jury finds that ASML willfully infringed the patent, the court has the discretion to award three times the damages. In August 2002, the Court granted ASML's motion for summary judgment of non-infringement, following which Ultratech appealed this judgment to the United States Court of Appeals for the Federal Circuit. On March 30, 2004, the Federal Circuit reversed the District Court's grant of summary judgment and remanded the case to the District Court for determination of infringement under the Federal Circuit's new construction of one of the terms of the asserted patent.

                        As a result of the Federal Circuit's new construction, ASML is seeking additional discovery from Ultratech, with trial scheduled for May 2005. ASML believes it has meritorious defenses to Ultratech's claims, including that ASML does not infringe Ultratech's patent, and that the patent is invalid, and will vigorously defend itself against these claims. In the event a final non-appealable decision were to be rendered that was adverse to ASML, it could result in a damages award and substantially restrict or prohibit ASML's sales in the United States, which in turn could have a material adverse effect on the Company's financial position and results of operations.

                        18. Other contingencies
                        ASML has research and development agreements with the government of the Netherlands, Ministry of Economic Affairs. In previous years, credits were received for research and development projects relating to new generations of semiconductor lithography systems. The agreements required that the majority of the amounts received were to be repaid, with interest, to the extent that product sales occurred that related to the research. The amount of the repayment due was based on a percentage of the selling price of the product and was charged to cost of sales when such a sale was recorded. As of December 31, 2004, ASML had no contingent obligations to repay such credits received in previous years.

                        19. Research and development credits
                        ASML receives subsidies and credits for research and development from various sources as follows:


                                         As of December 31                 2003           2004
                                         (in thousands)                     EUR            EUR
                        ----------------------------------------------------------------------------------
                          Netherlands government technology subsidy       19,119        20,532
                             European community and other subsidies            0           400
                                             Non-European subsidies            0         1,029
                        ----------------------------------------------------------------------------------
                               Total subsidies and credits received       19,119        21,961


                        20. Income taxes
                        The amounts below include tax effects that arose from the Company's discontinued operations but that reside and will remain with ASML group companies on a continuing basis. The components of income before income taxes are as follows:


                                         Year ended December 31           2003            2004
                                                 (in thousands)            EUR             EUR
                        ----------------------------------------------------------------------------------
                                                      Domestic          (288,370)      216,790
                                                      Foreign             45,163       146,050
                        ----------------------------------------------------------------------------------
                                                        Total           (243,207)      362,840


                        The Netherlands domestic statutory tax rate is 34.5 percent. At the end of 2004, the Netherlands Government has enacted a tax rate reduction. As a result of this law change the Netherlands statutory tax rate will be reduced in steps to 30% through 2007. This led to a remeasurement of the Company's deferred tax assets and liabilities, resulting in a one time increase in the tax charge of EUR 15 million in 2004. The reconciliation between the provision for income taxes shown in the consolidated statement of operations, based on the effective tax rate, and expense based on the domestic tax rate, is as follows:


                                         Year ended December 31           2003            2004
                                                 (in thousands)            EUR             EUR
                        ----------------------------------------------------------------------------------

                          Income tax expense based on domestic rate     (83,906)       125,180
                                       Change in statutory tax rate           0         14,544
                                                Different tax rates      (6,568)       (24,477)
                                Other credits and non-taxable items       7,483         12,133
                        ----------------------------------------------------------------------------------
                                  Provision for income taxes shown
                                    in the statement of operations      (82,991)       127,380


                        ASML's provision for income taxes consists of the following



                                         Year ended December 31           2003            2004
                                                 (in thousands)            EUR             EUR
                        ----------------------------------------------------------------------------------
                                                      Current
                                                      Domestic            2,307          1,318
                                                      Foreign            17,094          6,375
                                                      Deferred
                                                      Domestic          (99,426)        96,053
                                                      Foreign            (2,966)        23,634
                        ----------------------------------------------------------------------------------
                                                        Total           (82,991)       127,380


                        Deferred tax assets (liabilities) consist of the following:


                                         Year ended December 31           2003           2004
                                                 (in thousands)            EUR            EUR
                        ----------------------------------------------------------------------------------
                               Tax effect carry-forward losses           294,534       184,448
                                                   Inventories            49,961        22,830
                            Temporary depreciation investments          (152,745)     (133,262)
                                   Other temporary differences            11,185       (20,411)
                        ----------------------------------------------------------------------------------
                                                         Total           202,935       53,605



                        The main components of the deferred tax asset related to inventories are tax on eliminated intercompany profit in inventories (EUR 20.1 million), temporary differences on timing of inventory provisions (EUR 26.9 million) and temporary differences on inventory valuation (EUR (24.2) million).

                        Temporary differences on timing of inventory provisions result from tax laws that defer deduction for an inventory provision until the moment the related inventory is actually disposed of or scrapped, rather than when the provision is recorded for accounting purposes. Temporary differences on inventory valuation result from tax laws that allow the allocation of direct cost rather than full cost to work-in-progress and finished product inventories, while these indirect costs are currently tax deductible.

                        Deferred tax assets (liabilities) are classified in the consolidated financial statements as follows:


                                         Year ended December 31           2003            2004
                                                 (in thousands)            EUR             EUR
                          --------------------------------------------------------------------
                                 Deferred tax assets - current           49,590         54,554
                             Deferred tax assets - non-current          325,271        201,100
                            Deferred tax liabilities - current           (2,285)        (1,332)
                        Deferred tax liabilities - non-current         (169,641)      (200,717)
                          --------------------------------------------------------------------
                                                        Total           202,935         53,605


                        Deferred tax assets result predominantly from net operating loss carry-forwards incurred mainly in the U.S. and the Netherlands. Net operating losses qualified as tax losses under Dutch tax laws incurred by Netherlands group companies can in general be offset for an indefinite period against future taxable profits. Net operating losses qualified as tax losses under U.S. federal tax laws incurred by U.S. group companies can in general be offset against future profits realized in the 20 years following the year in which the losses are incurred. The Company's ability to carry forward its U.S. federal tax losses in existence at December 31, 2004 will expire in the period 2021 through 2023. Net operating losses qualified as tax losses under U.S. state tax laws incurred by U.S. group companies can in general be offset against future profits realized in the 5 to 20 years following the year in which the losses are incurred. The period of net operating loss carry forward for U.S. state tax purposes depends on the state in which the tax loss arose. The Company's ability to carry forward U.S. state tax losses in existence at December 31, 2004 will expire in the period 2006 through 2023. The total amount of losses carried forward as of December 31, 2004 is EUR 577 million. Based on its analysis, management believes that it is probably that all U.S. qualified tax losses will be offset by future taxable income before the Company's ability to utilize those losses expires. This analysis takes into account the Company's projected future taxable income from operations, possible tax planning alternatives available to the Company, and a realignment of group assets that the

                        Company effected during the period 2001 through 2003 and that included the transfer of certain tangible and intangible assets of ASML US Inc. to ASML Netherlands BV. The value of the assets transferred resulted in an additional income stream to ASML US, Inc., which the Company's management believes will, probably, be sufficient to absorb the net operating losses that ASML US Inc. has incurred prior to the expiry of those losses. In order to determine with certainty the tax consequences and value of this asset transfer, in 2002 ASML requested a bilateral advance pricing agreement ("APA") from the US and Netherlands tax authorities. Since December 2002, ASML's management has held numerous meetings with representatives of those authorities. In December 2004, the U.S. and Netherlands tax authorities formally met to review ASML's APA submission. Based on these meetings, and feedback from both these authorities, ASML is confident that ASML's APA request will be successful. Although the Company remains optimistic that the APA will be completed in the course of calendar year 2005, the specific timing remains in the control of those tax authorities.

                        Pursuant to Netherlands tax laws, ASML has temporarily depreciated part of its investment in its U.S. group companies. This depreciation has been deducted from the taxable base in The Netherlands. The depreciation resulted in a temporary tax refund of EUR 152 million. This temporary depreciation must be added back on a straight-line basis to the taxable base in the period 2006 through 2010. As of December 31, 2004, the remaining net tax effect of this repayment obligation, amounted to EUR 133 million, is recorded as a long-term deferred tax liability in the Company's financial statements.

                        21. Segment disclosure
                        The Company has only one reporting segment in continuing operations: lithography. ASML markets and sells its products in the United States, Europe and Asia principally through its direct sales organization. ASML makes all its sales into the United States through its U.S. subsidiary and its sales into Asia primarily through its Hong Kong subsidiary. The following table summarizes net sales, operating income and identifiable assets of ASML's operations in Asia, Europe and the United States, the significant geographic areas in which ASML operates.


                                                        Asia        Europe  United States   Eliminations   Consolidated
                                  (in thousands)         EUR           EUR            EUR            EUR            EUR
                        ---------------------------------------------------------------------------------------------------
                                            2003
                                    Net sales to
                          unaffiliated customers     762,384       220,190        560,163               0     1,542,737
                             Inter-company sales      26,897     1,212,740         54,331      (1,293,968)            0
                        ---------------------------------------------------------------------------------------------------
                                 Total net sales     789,281     1,432,930        614,494      (1,293,968)    1,542,737
                         Operating income (loss)       5,038      (224,608)        95,404         (30,866)     (155,032)
                          Identifiable assets(1)     611,477     2,596,866        526,307        (885,965)    2,848,685

                                           2004
                                   Net sales to
                         unaffiliated customers    1,664,916       304,051        496,410               0     2,465,377
                            Inter-company sales       17,053     1,893,013        149,237      (2,059,303)            0
                        ---------------------------------------------------------------------------------------------------
                                Total net sales    1,681,969     2,197,064        645,647      (2,059,303)    2,465,377
                        Operating income (loss)       83,575       236,505         61,503          (2,670)      378,913
                         Identifiable assets(2)      697,605     2,883,129        455,674        (827,155)    3,209,253

                        (1) Includes as of December 31, 2003, identifiable long-lived assets of a total of
                        EUR 703,865, with EUR 22,043 in Asia, EUR 1,635,371 in Europe and EUR 380,488 in
                        the United States and taking into account eliminations of EUR 1,334,037.

                        (2) Includes as of December 31, 2004, identifiable long-lived assets of a total of
                        EUR 532,631, with EUR 22,575 in Asia, EUR 697,754 in Europe and EUR 275,402 in the
                        United States and taking into account eliminations of EUR 463,100.

                        Assets, liabilities and capital expenditures by geographical area are not evaluated by executive management and are not used for the purpose of making decisions about allocating resources to the segment or assessing its performance.

                        22. Personnel
                        Personnel expenses for all employees were:

                                                Year ended December 31            2003            2004
                                                        (in thousands)             EUR             EUR
                        ----------------------------------------------------------------------------------
                                                    Wages and salaries         326,678         345,026
                                              Social security expenses          24,640          24,517
                                       Pension and retirement expenses          23,150          25,850
                        ----------------------------------------------------------------------------------
                                                                 Total         374,468         395,393

                        The average number of employees from continuing operations during 2003 and 2004 was 5323 and 5,038, respectively (excluding non-payroll employees). The total number of personnel employed per sector was:

                                                     As of December 31            2003            2004
                                                        (in thousands)             EUR             EUR
                        ----------------------------------------------------------------------------------
                                                Marketing & Technology           1,507           1,401
                                                             Goodsflow           1,184           1,207
                                                      Customer Support           1,717           1,818
                                                               General             518             509
                                                                 Sales             133             136
                        ----------------------------------------------------------------------------------
                                           Total continuing operations           5,059           5,071
                                         Total discontinued operations          119(1)               0
                        ----------------------------------------------------------------------------------
                                             Total number of employees
                                     (including non-payroll employees)           5,178           5,071

                        (1) As of January 1, 2004, these employees were transferred to newly incorporated companies of the buyer of ASML's Thermal business.

                        In 2003 and 2004, a total of 2,649 and 2,584 employees in the Company's continuing operations (excluding non-payroll employees), respectively, were employed in the Netherlands.

                        23. Board of Management and Supervisory Board
                            remuneration

                        Board of Management
                        The remuneration of the members of the Board of Management is determined by the Supervisory Board on the advice of the Remuneration Committee of the Supervisory Board. This remuneration policy has been approved by the General Meeting of Shareholders of March 18, 2004. The remuneration policy is such that ASML will continue to attract, reward and retain qualified and seasoned industry professionals in an international labor market. The remuneration structure and levels will be determined by referencing to the appropriate local top executive pay market practices by benchmarking positions on the basis of job size. The total remuneration consists of base salary, a shortterm performance cash bonus and performance stock options, long-term performance stock and benefits. The members of the Board of Management employed by the Company at the time of adoption of the new remuneration policy on March 18, 2004, were given the opportunity to opt for either the new package under the new policy or to retain their old package including the same base salary as under the new policy. All members of the Board of Management employed with the Company at that time, being Mr. Dunn, Mr. Wennink, Mr. Van den Brink, Mr. McIntosh and Mr. Chavoustie chose for the latter.

Base salary,            The remuneration in euros of the members of the Board
short-term              of Management was as follows:
performance
cash bonus

                                                Year ended December 31            2003            2004
                                                        (in thousands)             EUR             EUR
                        ----------------------------------------------------------------------------------
                                                              Salaries       1,912,966       2,176,085
                                                            Bonuses(1)       1,052,131       1,305,651
                                                          Pension cost         212,058         486,045
                                                     Other Benefits(2)         189,873         827,574
                        ----------------------------------------------------------------------------------
                                                                 Total       3,367,028       4,795,355

                        (1) The statement of operations for the year ended December 31, 2004 and 2003 include accruals for short-term performance cash bonuses of EUR 1,305,651 and EUR
                            1,052,131, respectively, which is paid in the first quarter of the following year to the Board of Management.
                        (2) Other benefits include housing costs, company cars, social security costs, disability insurance and expenses totaling EUR 589,845 pursuant to an agreement with Mr. McIntosh in connection with his retirement from the Board of Management.

                        The 2004 remuneration in euros of the individual members of the Board of Management was as follows:


                                              Base Salary   Cash Bonus(1)   Other Benefits(2)       Total
                                                      EUR             EUR                 EUR         EUR
                        ----------------------------------------------------------------------------------
                              D.J. Dunn(3)      631,300(5)        378,780             42,090    1,052,170
                             E. Meurice(4)         150,000         90,000             45,793      285,793
                          P.T.F.M. Wennink      321,000(5)        192,600             37,509      551,109
                        M.A. van den Brink      401,250(5)        240,750             40,122      682,122
                             S.K. McIntosh      379,850(5)        227,910         630,990(6)    1,238,750
                        D.P. Chavoustie(7)      292,685(5)        175,611             31,070      499,366

                        (1) The statement of operations for the year ended December 31, 2004 includes an accrual for short-term performance cash bonus expected to be paid in the first quarter of 2005 to the Board of Management.
                        (2) Other benefits include housing costs, company cars, social security costs and disability insurance.
                        (3) Salary figures relate to period January-December 2004.
                        (4) Salary figures relate to period October-December 2004. Mr. Meurice's salary for a full year amounts to EUR 600,000.
                        (5) Salary figures for 2004 increased with 7% compared to the salaries paid in 2003 and 2002.
                        (6) Figures include payments totaling EUR 589,845 pursuant to an agreement with Mr.
                            McIntosh in connection with his retirement from the Board of Management.
                        (7) Salary figures are translated from USD into EUR using the exchange rate in effect on December 31, 2004 of USD 1.00 = EUR 0.73292.

                        On October 12, 2004, the Company entered into an agreement with Mr. McIntosh in connection with his retirement from the Board of Management. Pursuant to the agreement, as amended, Mr. McIntosh retired from the Board of Management effective January 3, 2005, and from employment by ASML effective April 30, 2005. In accordance with the terms of the agreement, Mr. McIntosh is entitled to payments totaling EUR 589,845, which is equal to the amount Mr. McIntosh would have received during the remaining term of his employment agreement. These payments have been provided for in ASML's statement of operations for the year ended December 31, 2004.

                        ASML has an annual short-term performance bonus plan for the Board of Management. Under this plan, the annual performance bonus will range between 0% and 50% of base salary, under the new remuneration policy as adapted by the AGM on March 18, 2004. Under the old remuneration policy the percentages range between 0% and 60%. Under these plans the ultimate bonus amount is dependent on the actual achievement of corporate targets. These targets are market share and financial and operation performance parameters relating to return on invested capital parameters.

                        The 2004 vested pension benefit(1) (in euros) of individual members of the Board of Management was as follows:

                                          D.J. Dunn               91,130
                                         E. Meurice               15,452
                                   P.T.F.M. Wennink               32,512
                                 M.A. van den Brink               40,938
                                      S.K. McIntosh               54,167
                            D.P. Chavoustie(2), (3)              251,846


                        (1) Since the pens ion arrangement for members of the
                            Board of Management is a defined contribution plan, the Company does not have further pension obligations beyond the annual premium contribution.
                        (2) Salary figures are translated from USD into EUR
                            using the exchange rate in effect on December 31, 2004 of USD 1.00 = EUR 0.73292.
                        (3) As it was observed that the pension rights accrued
                            by Mr. Chavoustie were not in line with those of his European colleagues, a one-off corrective payment amounting to USD 333,369 was made to close the gap.

Performance             Details of options held by members of the Board of
Stock Options           Management to purchase ordinary shares of ASML Holding
                        N.V. are set forth below:

                                          Jan. 1,   Granted   Exercised    Dec. 31,   Exercise       Share   Expiration
                                             2004    during      during        2004      price    price on         date
                                                       2004        2004                           exercise
                                                                                                      date
                        ------------------------------------------------------------------------------------------------
                             D.J. Dunn    600,000                     -     600,000      17.51           -   01-04-2005
                                           67,500                     -      67,500      58.00           -   20-01-2012
                                           30,000                     -      30,000      40.40           -   22-01-2007
                                           30,000                     -      30,000      20.28           -   21-01-2008
                                           30,000                     -      30,000       7.02           -   22-04-2013
                                                     30,000           -      30,000      14.23           -   23-04-2014
                        ------------------------------------------------------------------------------------------------
                              P.T.F.M.
                               Wennink     30,000                30,000           0      11.05       11.83   01-01-2005
                                           31,500                     -      31,500      58.00           -   20-01-2012
                                           15,660                     -      15,660      40.40           -   22-01-2007
                                           50,000                     -      50,000      29.92           -   22-01-2007
                                           20,960                     -      20,960      22.12           -   20-07-2007
                                           20,000                     -      20,000      20.28           -   21-01-2008
                                           20,000                     -      20,000       7.02           -   22-04-2013
                                                     20,000           -      20,000      14.23           -   23-04-2014
                        ------------------------------------------------------------------------------------------------
                          M.A. van den
                                 Brink     21,600                21,600           0      14.87       17.02   21-01-2005
                                           31,500                     -      31,500      58.00           -   20-01-2012
                                           19,860                     -      19,860      40.40           -   22-01-2007
                                           26,560                     -      26,560      22.12           -   20-07-2007
                                           20,000                     -      20,000      20.28           -   21-01-2008
                                           20,000                     -      20,000       7.02           -   22-04-2013
                                                     20,000           -      20,000      14.23           -   23-04-2014
                        ------------------------------------------------------------------------------------------------
                                  D.P.
                            Chavoustie     60,000                     -      60,000      15.24           -   20-10-2005
                                           30,000                     -      30,000      10.42           -   20-10-2005
                                           46,800                     -      46,800      14.87           -   20-10-2005
                                           67,500                     -      67,500      56.48           -   20-01-2012
                                           25,500                     -      25,500      29.92           -   22-01-2007
                                           30,240                     -      30,240      22.12           -   20-07-2007
                                           20,000                     -      20,000      20.28           -   21-01-2008
                                           20,000                     -      20,000       7.02           -   22-04-2013
                                                     20,000           -      20,000      14.23           -   23-04-2014
                        ------------------------------------------------------------------------------------------------
                         S.K. McIntosh     21,000                     -      21,000      40.40           -   22-01-2007
                                          250,000                     -     250,000      29.92           -   22-01-2007
                                           28,080                     -      28,080      22.12           -   20-07-2007
                                           20,000                     -      20,000      20.28           -   21-01-2008
                                           20,000                     -      20,000       7.02           -   22-04-2013
                                                     20,000           -      20,000      14.23           -   23-04-2014
                        ------------------------------------------------------------------------------------------------
                            E. Meurice              125,000           -     125,000      10.62           -   15-10-2014

                        Certain members of ASML's Board of Management have deposited their stock options with an independent fund manager who has authority to exercise these options and dispose of the underlying shares without instructions from, or consultation with, the respective member of the Board of Management.

Performance Stock       Mr. Meurice received a conditional award of
                        performance stock with a maximum value equal to EUR
                        37,500. The maximum number of performance stock that will be awarded under the conditions set forth in the remuneration policy is 6,049 shares.

                        Supervisory Board
                        The annual remuneration for Supervisory Board members covers the period from one annual General Meeting of Shareholders to the next one. This annual remuneration is paid out over the past period after the annual General Meeting of Shareholders.

                        At our annual General Meeting of Shareholders held on March 25, 2003, our shareholders adopted a new remuneration package for Supervisory Board members. The annual remuneration for individual members is EUR 25,000 and for the Chairman EUR 40,000. Additionally, the membership of committees of the Supervisory Board is compensated by an amount of EUR 10,000 per Committee.

                        During 2003 and 2004, ASML paid out the following amounts to the individual members of the Supervisory Board (in euros):

                                                Year ended December 31            2003            2004
                                                                                   EUR             EUR
                        ---------------------------------------------------------------------------------
                                                               H. Bodt          40,000          60,000
                                                        P.H. Grassmann          25,000          25,000
                                                         S. Bergsma(1)          25,000          45,000
                                                           J.A. Dekker          25,000          35,000
                                                       M.J. Attardo(2)          25,000          35,000
                                                   J.W.B. Westerburgen          25,000          35,000

                        (1) Membership ended March 18, 2004.
                        (2) As of December 31, 2004, Mr Attardo owns 19,290 options on shares of the
                            Company. During 2004, Mr Attardo exercised 15,432 options on shares of the
                            Company.


                        In the first half of 2005, ASML expects to pay the following amounts to the individual members of the Supervisory Board (in euros):

                        ---------------------------------------------------------------------------------
                                                               H. Bodt          70,000
                                                        P.H. Grassmann          25,000
                                                         S. Bergsma(1)               0
                                                           J.A. Dekker          45,000
                                                       M.J. Attardo(2)          35,000
                                                   J.W.B. Westerburgen          55,000
                                                        F. Frohlich(2)          35,000
                                                    A. van der Poel(2)          25,000

                        (1) Membership ended March 18, 2004.
                        (2) Membership started March 18, 2004.

                        Members of the Board of Management and/or Supervisory Board are free to acquire or dispose of ASML shares or options for their own account, provided they comply with the ASML Insider Trading Rules 2002.

                        Insurance and Indemnification
                        Members of the Board of Management and Supervisory Board, as well certain senior management members, are insured under the ASML's Directors and Officers Insurance Policy. Although the insurance policy provides for a wide coverage, our directors and officers may occur additional uninsured liabilities. ASML has indemnified its Board of Management and Supervisory Board against any claims arising in connection with their position as director and officer of the Company, provided that such claim is not attributable to willful misconduct, or intentional recklessness.

                        24. Vulnerability due to certain concentrations
                        ASML relies on outside vendors to manufacture the components and subassemblies used in its systems, each of which is obtained from a sole supplier or a limited number of suppliers. ASML's reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing and timely delivery of these subassemblies and components. In particular, the number of systems ASML has been able to produce has occasionally been limited by the production capacity of Zeiss. Zeiss is currently ASML's sole external supplier of lenses and other critical optical components and is capable of producing these lenses only in limited numbers and only through the use of its manufacturing and testing facility in Oberkochen and Wetzlar, Germany. ASML sells a substantial number of lithography systems to a limited number of customers.

                        In 2004, sales to one customer accounted for EUR 434 million or 18 percent of net sales. In 2003, sales to one customer accounted for EUR 314 million, or 20 percent of net sales. As a result of the limited number of customers, credit risk on receivables is concentrated. ASML's three largest customers accounted for 38 percent of accounts receivable at December 31, 2004, compared to 44 percent at December 31, 2003. Business failure of one of ASML's main customers may result in adverse effects on its business, financial condition and results of operations.

                        25. Differences between Dutch GAAP and U.S. GAAP
                        The ASML consolidated financial statements prepared in accordance with Dutch GAAP differ from the ASML consolidated financial statements prepared in accordance with U.S. GAAP. The principal difference is discussed below.

                        The ASML consolidated financial statements for the year ended December 31, 2003 and 2004 do not include any differences for the statements of operations, nor for total shareholders' equity. However, the composition of shareholders equity differs in our Dutch GAAP financial statements as compared to our U.S. GAAP financial statements.

                        U.S. GAAP
                        The merger with SVG is accounted for under the "pooling-of-interests" method. Under the pooling-of-interests accounting method shareholders' equity has been restated to reflect the issuance of approximately 47 million ordinary shares of ASML in exchange for all of the outstanding SVG ordinary shares. The shareholders' equity subsequent to the merger equals the sum of the shareholders' equity of ASML and SVG prior to the merger. Resulting from the conversion rate of 1.286 ASML shares for each SVG share the segregation between nominal value and share premium has been adjusted. The Combined Statement of Operations under the pooling-of-interests accounting method combines the results of ASML and SVG for all years presented.

                        Dutch GAAP
                        Under the purchase accounting method the issuance of approximately 47 million ordinary shares with a fair market value of EUR 1,772 million on October 1, 2000, is accounted for as the consideration paid by ASML. Goodwill represents the excess of the cost of the acquisition over the fair market value of the identifiable assets and liabilities of SVG. Goodwill has been deducted from shareholders equity.

                         Company-only Balance Sheets(1)

                                                     As of December 31            2003            2004
                                                        (in thousands)             EUR             EUR
                        ----------------------------------------------------------------------------------

                                                                Assets
                                             Cash and cash equivalents         411,745         473,452
                                         Amounts due from subsidiaries         674,209         733,639
                                                     Current tax asset               -             139
                                                    Deferred tax asset          27,176          20,071
                                                  Other current assets         113,108          32,086

                        ----------------------------------------------------------------------------------

                                                  Total current assets       1,226,238       1,259,387
                                           Investments in subsidiaries         856,565       1,133,145
                                                   Deferred tax assets          72,240               0
                                                          Other assets          16,208          12,027
                                              Total non-current assets         946,154       1,145,172

                        ----------------------------------------------------------------------------------

                                                          Total assets       2,171,251       2,404,559

                                  Liabilities and shareholders' equity
                                         Accrued liabilities and other          18,526          10,133

                        ----------------------------------------------------------------------------------

                                             Total current liabilities          18,526          10,133

                                              Deferred tax liabilities         168,975         200,014
                                         Convertible subordinated debt         842,543         802,810

                        ----------------------------------------------------------------------------------

                                           Total long term liabilities       1,011,518       1,002,824

                                Cumulative Preference Shares, EUR 0.02
                         nominal value; 900,000,000 shares authorized;
                        none outstanding at December 31, 2003 and 2004               0               0
                              Priority Shares, EUR 0.02 nominal value;
                                 23,100 shares authorized, issued and
                             outstanding at December 31, 2003 and 2004               1               1
                              Ordinary Shares, EUR 0.02 nominal value;
                            900,000,000 shares authorized; 482,513,502
                         shares issued and outstanding at December 31,
                            2003 and  483,676,483 at December 31, 2004           9,650           9,674
                                                         Share premium       1,110,679       1,130,686
                                                     Retained earnings          64,803         300,263
                            Accumulated currency translation and other         (43,926)        (49,022)

                        ----------------------------------------------------------------------------------

                                            Total shareholders' equity       1,141,207       1,391,602

                        ----------------------------------------------------------------------------------

                            Total liabilities and shareholders' equity       2,171,251       2,404,559

                        (1) After appropriation of net result for the year.


               Abbreviated Company-only Statements of Operations

                                                Year ended December 31            2003            2004
                                                        (in thousands)             EUR             EUR
                        ----------------------------------------------------------------------------------

                                   Net income (loss) from subsidiaries        (135,390)        269,840
                                                      Loss after taxes         (24,826)        (34,380)

                        ----------------------------------------------------------------------------------

                                                     Net income (loss)        (160,216)        235,460

                                               Notes to the Company-only
                                                 Financial Statements

                        1. General
                        The description of the company's activities and the group structure, as included in the notes to the consolidated financial statements, also apply to the company-only financial statements.

                        In accordance with article 402 Part 9 Book 2 of the Netherlands Civil Code the statement of income is presented in abbreviated form.

                        2. Summary of significant accounting policies
Significant             The accounting policies used in the preparation of the
accounting policies     Company-only Financial Statements is the same as those
                        used in the preparation of the consolidated financial statements. Please refer to the Notes to the consolidated financial statements. In addition to those accounting policies, the following accounting policies for the Company-only Financial Statements are described below.

Financial Fixed         Investments in subsidiaries are stated at net asset
Assets                  value as the Company effectively exercises influence on
                        significance over the operational and financial activities of these investments. The net asset value is determined on the basis of the accounting principles applied by the Company.

Presentation of         Amounts presented in the Company Statements of
amounts                 Operations are presented net of income taxes. The
                        accompanying Financial Statements include the accounts of ASML Holding N.V. ASML Holding N.V. follows accounting principles in conformity with those generally accepted in the Netherlands.

                        3. Changes in fixed assets
                        Changes in fixed assets during 2004 were as follows:

                                                                        Investments in
                                                                          subsidiaries    Other assets
                                                        (in thousands)             EUR             EUR
                        ----------------------------------------------------------------------------------

                                                    Balance, January 1         856,565          16,208
                                                             Additions           1,732               0
                                                          Amortization               -          (4,181)
                                          Net result from subsidiaries         269,840               0
                                              Effect of exchange rates           5,008               0

                        ----------------------------------------------------------------------------------

                                                  Balance, December 31       1,133,145          12,027

                        4. Statement of shareholders' equity

                                                                                                     Accumulated
                                          Cumulative                                                    currency
                                          Preference   Priority   Ordinary       Share    Retained   translation
                                              Shares     shares     shares   premium(1)   Earnings     and other       Total
                          (In thousands)         EUR        EUR        EUR          EUR        EUR           EUR         EUR
                        ---------------------------------------------------------------------------------------------------------

                         January 1, 2003           -          1      9,643    1,105,303    225,019       (24,450)  1,315,516
                             Issuance of
                                  Shares           -          -          7        5,376          -             -       5,383
                        Translation loss
                            and other(2)           -          -          -            -          -       (19,476)    (19,476)
                        Appropriation of
                                Net loss           -          -          -            -   (160,216)            -    (160,216)

                        ---------------------------------------------------------------------------------------------------------

                            December 31,
                                    2003           -          1      9,650    1,110,679     64,803       (43,926)  1,141,207

                             Issuance of
                                  Shares           -          -         24       20,007          -             -      20,031
                        Translation loss
                            and other(2)           -          -          -            -          -        (5,096)     (5,096)
                        Appropriation of
                              Net income           -          -          -            -    235,460             -     235,460

                        ---------------------------------------------------------------------------------------------------------

                            December 31,
                                    2004           -          1      9,674    1,130,686    300,263       (49,022)  1,391,602


                        (1) Includes proceeds from stock options.
                        (2) Net of taxes

                        Cumulative preference shares consist of 900,000,000 authorized preference shares of which none are issued and outstanding at December 31, 2004. The shares have a par value of EUR 0.02 each. Priority shares consist of 23,100 authorized priority shares of which 23,100 shares are issued and outstanding at December 31, 2004. The shares have a par value of EUR 0.02 each. Ordinary shares consist of 900,000,000 authorized ordinary shares of which 483,676,483 shares are issued and outstanding at December 31, 2004. The shares have a par value of EUR 0.02 each.

                        5. Commitments and contingencies
                        General guarantees as defined in Book 2, Section 403 of The Netherlands Civil Code have been given by ASML Holding N.V. on behalf of several Group companies in The Netherlands: ASML Netherlands B.V., ASML Finance B.V., ASML MaskTools B.V. and ASML Subholding B.V. The liabilities of these companies to third parties amount to EUR 516 million (2003: EUR 451 million).

                        Signing of the Statutory Financial Statements

                        Veldhoven, The Netherlands
                        January 28, 2005

                        Prepared by
                        The Board of Management:
                        Eric Meurice
                        Peter T.F.M. Wennink
                        Martin A. van den Brink
                        David P. Chavoustie

                        Other information

                        The additional information below includes a brief summary of the most significant provisions of the Articles of Association of ASML Holding N.V. (the "Company").

Adoption of Financial   The Board of Management will submit the Company's Dutch
Statements              Statutory Annual Report, together with a certificate
                        of the auditor in respect thereof, to the General
                        Meeting of Shareholders for adoption.

Statements              Dividends may be payable out of annual profit shown in
Appropriation           the Financial Statements of the Company as adopted by
and determination of    the Supervisory Board and approved by the General
profits                 Meeting of Shareholders of the Company, after payment
                        first of (accumulated) dividends on any outstanding
                        Cumulative Preference Shares. At its discretion, however, subject to statutory provisions, the Board of Management may, with the prior approval of the Supervisory Board and the Meeting of Priority
                        Shareholders, distribute one or more interim dividends on the Ordinary Shares before the Financial Statements for any financial year have been approved by the General Meeting of Shareholders. The Board of
                        Management, with the approval of the Supervisory Board, may decide that all or part of the Company's profits should be retained and not be made available for distribution to shareholders, except for dividends on the Cumulative Preference Shares. Those profits that are not retained may be distributed to shareholders pursuant to a shareholders' resolution, provided that the distribution does not reduce shareholders' equity below the amount of reserves required by Dutch law.
                        Existing reserves that are distributable in accordance with Dutch law may be made available to the General
                        Meeting of Shareholders for distribution upon a proposal by the Board of Management, subject to prior approval by both the Supervisory Board and the Meeting of Priority Shareholders. As regards cash payments, the rights to dividends and distributions shall lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.

                        The Board of Management with the approval of the Supervisory Board has decided that the Company's income for 2004 will be added to retained earnings. This proposal has already been reflected in the 2004 financial statements.

Voting rights           The Company is subject to the relevant provisions of
                        Dutch law applicable to large corporations (the
                        "structuurregime"). These provisions have the effect of concentrating control over certain corporate decisions and transactions in the hands of the Supervisory Board.
                        Members of the Board of Management are appointed by the Supervisory Board. The Supervisory Board shall notify the General Meeting of Shareholders of intended appointments to the Board of Management. General
                        Meetings of Shareholders will be held at least once a year. The Company does not solicit from or nominate proxies for its shareholders. However, shareholders and other persons entitled to attend General Meetings of Shareholders may be represented by proxies.

                        Extraordinary General Meetings of Shareholders may be held as often as deemed necessary by the Supervisory Board or Board of Management and must be held if the Meeting of Priority Shareholders or one or more Ordinary or Cumulative Preference Shareholders jointly representing at least 10 percent of the issued share capital make a written request to that effect to the Supervisory Board and the Board of Management specifying in detail the business to be dealt with.

                        Resolutions are adopted at General Meetings of Shareholders by an absolute majority of the votes cast (except where a different proportion of votes are required by the Articles of Association or Dutch law) and there are generally no quorum requirements applicable to such meetings. Each Ordinary, Cumulative Preference and Priority Share confers the right to one vote.

Cumulative              In 1998, as extended in 2003, the Company has granted
Preference Shares       to the preference share foundation, "Stichting
                        Preferente Aandelen ASML" (the "Foundation") an option to acquire cumulative preference shares in the capital of the Company (the "Preference Share Option"). This option was amended and extended in 2003. The object of the Foundation is to protect the interests of the Company and the enterprises maintained by it. The cumulative preference shares have the same voting rights as ordinary shares but are entitled to dividends on a preferential basis at a percentage based on the average official interest rate determined by EURIBOR plus 2 percent.

                        The Preference Share Option gives the Foundation the right to acquire a number of cumulative preference shares equal to the number of ordinary shares outstanding at the time of exercise of the Preference Share Option for a subscription price equal to their EUR 0.02 nominal value. Only one-fourth of this subscription price is payable at the time of initial issuance of the cumulative preference shares. The cumulative preference shares may be cancelled and repaid by the Company upon the authorization by the General Meeting of the Shareholders or a proposal to do so by the Board of Management and the Meeting of Priority Shareholders. Exercise of the Preference Share Option would cause substantial dilution of the effective voting power of a shareholder, including a shareholder that attempts to acquire the Company. This anti take-over measure may for instance be used in case of a take-over, when considered to be in the best interests of the Company in view of delaying, deferring and preventing a change of control over the Company.

Declaration of          The Board of Directors of the Foundation and the Board
Independence            of Management of the Company together declare that the
                        Foundation is independent of the Company as defined in article A2bl of "Bijlage X bij het Fondsenreglement van
                        Euronext Amsterdam N.V." The Board of the Foundation comprises three voting members from the Dutch business and academic communities, Mr. R.E. Selman, Mr. F.H.M.
                        Grapperhaus and Mr. M.W. den Boogert, and one non-voting member; the Chairman of the Company's
                        Supervisory Board, Mr. H. Bodt.

Priority Shares         A number of special powers have been conferred to the
                        Meeting of Priority Shareholders under the Articles of Association. Such special powers relate, amongst others, to changes to the issued capital, amendment of the Articles of Association and dissolution of the Company. All outstanding priority shares are held by "Stichting Prioriteitsaandelen ASML Holding N.V." (the
                        "Priority Foundation"), a foundation having a self-elected board that must consist solely of members of the Company's Supervisory Board and Board of Management.

                        As of December 31, 2004, the board members of the Priority Foundation were:

                        o  Eric Meurice
                        o  Henk Bodt
                        o  Jos W.B. Westerburgen
                        o  Jan A. Dekker
                        o  Peter T.F.M. Wennink

                        An overview of the other functions held by above persons can be obtained at the Company's office. In the joint opinion of the Company and the foregoing members of the board of the Priority Foundation, the composition of the board conforms to Appendix X, Article C.10 of the listing and issuing rules of the Euronext Amsterdam Exchange N.V.

                        The priority shares are not entitled to dividends but have a preferred right over all other outstanding preferred and ordinary shares on the return of their nominal value in the case of winding up the Company. Holders of priority shares are required to approve certain significant corporate decisions and transactions of the Company. These decisions and transactions encompass, but are not limited to, amendment of the Articles of Association, winding up of the Company, issuance of shares, limitation of pre-emptive rights and repurchase and cancellation of shares.

                        ASML is constantly monitoring the developments with respect to the advisability, legitimacy and effectiveness of anti-takeover measures. ASML is of the opinion that, taking into consideration the status of the current legislation in the field of anti-takeover measures, it should maintain its anti-takeover measures for this moment.

Issue of Shares         The Board of Management of the Company has the power to
                        issue ordinary shares and cumulative preference shares if and in so far as the Board of Management has been authorized to do so by the General Meeting of Shareholders (whether by means of an authorizing resolution or by an amendment to the Company's Articles of Association). The Board of Management requires the approval, however, of the Supervisory Board and the Meeting of the Priority Shareholders for such an issue.

                        Shareholders have a pro rata pre-emptive right of subscription to any ordinary share issue for cash, which right may be limited or eliminated. Shareholders have no pro rata pre-emptive subscription right with respect to any ordinary shares issued for a contribution other than cash. If designated for this purpose by the General Meeting of Shareholders, the Board of Management has the power, on approval by the Supervisory Board and the Meeting of Priority Shareholders, to limit or eliminate such rights.

                        The Company may repurchase ordinary shares, subject to compliance with certain legal requirements. Any such purchases are subject to the approval of the Supervisory Board and the authorization of the General Meeting of Shareholders, which authorization may not be for more than 18 months.

                        Auditors' Report


Introduction            We have audited the financial statements of ASML
                        Holding N.V., Veldhoven, The Netherlands, for the year
                        2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope We conducted our audit in accordance with auditing standards generally accepted in The Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31, 2004 and of the result for the year then ended in accordance with accounting principles generally accepted in The Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code, except for the compliance with the Annual Accounts Format Decree (`Besluit Modellen Jaarrekening') as prescribed by article 363.6 of the Netherlands Civil Code regarding the presentation of the balance sheet (Model B of the Decree).

                        /s/ Deloitte Accountants B.V.
                        Eindhoven, The Netherlands
                        January 28, 2005

                        Information and Investor Relations

                        Financial Calendar

                        March 24, 2005
                        General Meeting of Shareholders
                        at the Evoluon,
                        Noord Brabantlaan 1A
                        Eindhoven, the Netherlands

                        April 13, 2005
                        Announcement of First Quarter results for 2005

                        July 13, 2005
                        Announcement of Second Quarter results for 2005

                        October 12, 2005
                        Announcement of Third Quarter results for 2005

                        January 18, 2006
                        Announcement of Fourth Quarter results for 2005 and Annual Results for 2005

                        Fiscal Year

                        ASML's fiscal year ends as of December 31, 2005

                        Listing

                        The ordinary shares of the Company are listed on the official market of the Euronext Amsterdam N.V. and in the United States on the Nasdaq National Market, under the symbol "ASML". ASML's ordinary shares may also trade on other stock exchanges from time to time, although ASML has not applied for listings on those exchanges and does not endorse and may not be notified of such trading.

                        Investor Relations

                        ASML Investor Relations will supply information or further copies of the Annual Report on Form 20-F filed with the US Securities and Exchange Commission. This Annual Report, quarterly releases and other information are also available on the ASML website (www.asml.com).

                        ASML worldwide
                        contact information

                        Corporate Headquarters

                        De Run 6501
                        5504 DR Veldhoven
                        The Netherlands

                        Mailing address

                        P.O. Box 324
                        5500 AH Veldhoven
                        The Netherlands

                        U.S. main offices

                        8555 South River Parkway
                        Tempe, AZ 85284
                        U.S.A.

                        77 Danbury Road
                        Wilton, CT 06897
                        U.S.A.

                        Asia main office

                        Suite 603, 6/F
                        One International Finance Center
                        1, Harbour View Street
                        Central, Hong Kong, SAR

                        Corporate Communications

                        Phone: +31 40 268 4941
                        Fax: +31 40 268 3655
                        e-mail: corpcom@asml.com

                        Investor Relations

                        Phone: +31 40 268 3938
                        Fax: +31 40 268 3655
                        e-mail: investor.relations@asml.com

                        For more information please visit our
                        website www.asml.com